# 2021
## Notice of Annual Meeting of Shareholders and Proxy Statement

 Altria



# Our Cultural Aspiration

 **We shape our future.**

 **We do what's right.**

 **We care for each other.**

 **We deliver for our consumers and customers.**

 **We rise to the challenge, together.**



Altria

6601 West Broad Street
Richmond, Virginia 23230



## Dear Fellow Shareholder:

I am pleased to invite you to join us at the 2021 Annual Meeting of Shareholders of Altria Group, Inc. to be held on Thursday, May 20, 2021 at 9:00 a.m., Eastern Time. As a result of the ongoing COVID-19 pandemic, we have made the decision to hold a virtual meeting again this year using a live webcast. This decision was made with the safety and health of our shareholders, employees and the broader community as our top priority.

We believe the virtual format enhances the ability of shareholders to attend the meeting. Last year, our shareholder attendance increased by nearly 300% from the prior year's in-person meeting, which we believe is attributable in large part to the virtual format. During the 2021 annual meeting, shareholders will be able to vote their shares electronically and will again have the opportunity to ask questions. In addition, a webcast replay will be posted to our Investor Relations website at www.altria.com/investors following the meeting. For more information on our annual meeting, including details on how to attend the meeting, see the instructions under "Instructions for the Annual Meeting" on page 79 of this Proxy Statement.

At this year's meeting, we will vote on the election of 11 directors, the ratification of the selection of PricewaterhouseCoopers LLP as Altria's independent registered public accounting firm and, if properly presented, two shareholder proposals. We will also conduct a non-binding advisory vote on the compensation of Altria's named executive officers. We will report on our business, and shareholders will have an opportunity to ask questions.

Your vote is very important. I encourage you to complete, sign and return your proxy card, or use telephone or Internet voting prior to the meeting, so that your shares will be represented and voted at the meeting even if you cannot attend.

Sincerely,

William F. Gifford, Jr.

**William F. Gifford, Jr.**
Chief Executive Officer

For further information about the 2021 Annual Meeting, please call 1-804-484-8838

# Letter from the Board of Directors to Our Shareholders

## Dear Fellow Shareholder:

2020 was a remarkable year as Altria grappled with the COVID-19 pandemic and issues of racial injustice in our communities, navigated a dynamic business environment and experienced a Chief Executive Officer transition, while maintaining focus on its new 10-Year Vision to "***Responsibly lead the transition of adult smokers to a non-combustible future***."

Your Board proudly oversaw Altria's senior management seamlessly transition most of its salaried workforce to a virtual work environment while implementing enhanced safety protocols at its companies' manufacturing facilities and limiting supply chain disruptions. These actions, supported by the efforts of the dedicated and talented employees across Altria's companies, yielded successful results for Altria's tobacco businesses in 2020.

Altria's 10-Year Vision is being implemented at a pivotal time for the tobacco industry, as near-term regulatory and legislative actions are expected to shape the future for reduced harm products. We believe Altria has the experience and strategic focus to navigate this unique environment in a way that results in meaningful progress year-over-year toward achieving the 10-Year Vision, including, for example, expanded commercialization of *on!*, *IQOS* and *Marlboro Heatsticks* in the United States in 2020.

As stewards of your investment in Altria, the Board's primary responsibility is to foster Altria's long-term success by establishing broad corporate policies, setting strategic direction and overseeing management. One of our key responsibilities is to oversee Altria's environmental, social and governance ("ESG") risks and priorities. Altria's focus on harm reduction, the cornerstone of the 10-Year Vision, is a key ESG priority. Altria also focuses on other responsibility areas, such as preventing underage use, driving responsibility through its value chain and protecting the environment. Altria sets goals for itself in each area and reports on progress against these goals in its Corporate Responsibility Progress Reports, which we encourage you to read at https://www.altria.com/responsibility.

Your Board also oversees key risk areas and monitors performance against strategic priorities. Because good corporate governance is a cornerstone of strong business performance, we believe our governance practices are transparent and serve the best interests of Altria and its shareholders. We note in this regard that we decided to split the roles of Chairman and Chief Executive Officer in 2020 in connection with the Chief Executive Officer transition.

We are proud to be a Board comprised of diverse individuals with extensive leadership experiences. We believe that our collective skillset and diverse perspectives enable highly effective oversight and rigorous decision making.

We thank you for your investment in Altria and your support for the Board.

Sincerely,

**Your Board of Directors**

**Your Board of Directors**

**John T. Casteen III**

**Dinyar S. Devitre**

**Thomas F. Farrell II**

**William F. Gifford, Jr.**

**Debra J. Kelly-Ennis**

**W. Leo Kiely III**

**Kathryn B. McQuade**

**George Muñoz**

**Mark E. Newman**

**Nabil Y. Sakkab**

**Virginia E. Shanks**

**Ellen R. Strahlman**


Altria

# Notice of 2021 Annual Meeting of Shareholders of Altria Group, Inc.

| Items of Business | | Board Recommendation |
|---|---|---|
| **1** | To elect as directors the 11 nominees named in the accompanying Proxy Statement. | **FOR** each director nominee |
| **2** | To ratify the selection of PricewaterhouseCoopers LLP as Altria's independent registered public accounting firm for the fiscal year ending December 31, 2021. | **FOR** |
| **3** | To hold a non-binding advisory vote to approve the compensation of Altria's named executive officers. | **FOR** |
| **4** | To vote on two shareholder proposals, if properly presented at the meeting. | **AGAINST** each shareholder proposal |

Shareholders will also transact other business properly coming before the meeting.

## *Voting*

Your vote is important. We strongly encourage you to vote as promptly as possible by telephone, through the Internet or by mailing your completed and signed proxy card (or voting instruction form, if you hold your shares through a broker, bank or other nominee). You may also vote during the meeting by following the instructions under "Instructions for the Annual Meeting" on page 79 of this Proxy Statement. Each share is entitled to one vote on each matter to be voted upon at the annual meeting.

## *Attending the Meeting*

To attend the virtual meeting, you will need to enter the 16-digit control number included on your proxy card, Notice of Internet Availability of Proxy Materials or voting instruction form. See the instructions under "Instructions for the Annual Meeting" on page 79 of this Proxy Statement.

## *2020 Annual Report*

A copy of our Annual Report on Form 10-K for the fiscal year ended December 31, 2020 accompanies this Proxy Statement.

## *Date of Distribution*

This Notice, the Proxy Statement and the proxy card are first being made available or mailed to shareholders on or about April 8, 2021.

**By Order of the Board of Directors,**

**W. Hildebrandt Surgner, Jr.**
Vice President, Corporate Secretary and Associate General Counsel
**April 8, 2021**
Richmond, Virginia



### Date and Time

Thursday, May 20, 2021 at 9:00 a.m., Eastern Time.



### Place

There is no physical location for Altria's 2021 Annual Meeting. Shareholders may instead attend virtually at www.virtualshareholdermeeting.com/ALTRIA2021.



### Who can vote

You are entitled to vote if you were a shareholder of record at the close of business on March 29, 2021.

**Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Shareholders to be Held on May 20, 2021:**

Altria's Notice of Annual Meeting, Proxy Statement and Annual Report on Form 10-K for the fiscal year ended December 31, 2020 are available, free of charge, at www.altria.com/proxy.

Under the U.S. Securities and Exchange Commission rule that allows companies to furnish proxy materials to their shareholders over the Internet, we mail to many shareholders a Notice of Internet Availability of Proxy Materials, rather than a paper copy of this Proxy Statement and our Annual Report on Form 10-K for the fiscal year ended December 31, 2020. We believe this expedites shareholders receiving proxy materials, lowers costs and conserves natural resources. The Notice of Internet Availability explains how to access the proxy materials online, vote online and obtain a paper copy of our proxy materials.

# Proxy Statement – Table of Contents

# Proxy Statement Summary

This proxy statement summary highlights information about Altria Group, Inc. ("Altria," "we," "our" or "us") and certain information contained elsewhere in this proxy statement ("Proxy Statement"), which has been prepared in connection with Altria's 2021 Annual Meeting of Shareholders (the "2021 Annual Meeting" or the "meeting"). This summary does not contain all the information that you should consider in voting your shares. You should read the entire Proxy Statement carefully before voting.

## Voting Matters and Board Recommendations

**Proposal 1**

### Election of Directors

The Board recommends a vote **FOR** each nominee.

▸ See page 17.

**Proposal 2**

### Ratification of the Selection of Independent Registered Public Accounting Firm

The Board recommends a vote **FOR** this proposal.

▸ See page 25.

**Proposal 3**

### Non-Binding Advisory Vote to Approve the Compensation of Altria's Named Executive Officers

The Board recommends a vote **FOR** this proposal.

▸ See page 67.

**Proposal 4**

### Shareholder Proposal Regarding Review and Report on Underage Tobacco Prevention Policies and Marketing Practices

The Board recommends a vote **AGAINST** this shareholder proposal.

▸ See page 68.

**Proposal 5**

### Shareholder Proposal Regarding Disclosure of Lobbying Policies and Practices

The Board recommends a vote **AGAINST** this shareholder proposal.

▸ See page 71.

## Casting Your Vote

### How to Vote

**If your shares are registered in your name with Computershare, Altria's transfer agent (record holders), or you are voting shares held through one of our employee benefit plans:**



**Internet**
www.proxyvote.com



**Telephone**
In the U.S. or Canada, call toll-free: 1-800-690-6903.

**If you hold your shares through a broker, bank or other nominee\* (street name holders):**



**Internet**
www.proxyvote.com



**Telephone**
Refer to voting instruction form for instructions on how to vote by telephone.

\*    If bank/broker makes these methods available.

**Both record holders and street name holders may also vote:**



**Mobile Device**
Scan the QR Code that appears on your proxy card, Notice of Internet Availability of Proxy Materials or voting instruction form to vote using your mobile device.



**Mail**
Complete, sign and mail your proxy card or voting instruction form in the self-addressed envelope provided.



**During Meeting**
There is no physical location for the 2021 Annual Meeting. For instructions on voting remotely during the 2021 Annual Meeting, please see the instructions under "Instructions for the Annual Meeting" on page 79 of this Proxy Statement. We encourage you to vote in advance of the meeting using the other methods available.

# Altria Overview

## Our 10-Year Vision

Our companies have a long history of leadership in the tobacco industry. Today, adult tobacco consumers are increasingly seeking new options, including those that reduce risk, and their preferences are evolving rapidly. Our 10-Year Vision is to "**Responsibly lead the transition of adult smokers to a non-combustible future**" ("Vision"). This Vision drives our focus on moving beyond smoking by providing adult tobacco consumers more potentially reduced harm alternatives.

The strategies we intend to use to achieve our Vision are to:

 Lead the industry in operating responsibly and preventing underage use of adult products.

 Seize leadership in the external environment through communications, engagement and science-based policy and regulatory solutions.

 Develop and expand our portfolio of FDA-authorized, non-combustible products and actively convert adult smokers to them.

 Build employee capabilities to accelerate progress against our Vision and further evolve the way we work and behave.

 Maximize the profitability of our combustible products while appropriately balancing investments in *Marlboro* with funding growth of our non-combustible portfolio.

 Help position Cronos as a leader in a highly responsible, regulated and legalized U.S. cannabis market.

 Invest in our manufacturing employees and facilities to enable them to be the manufacturers of choice for all our current and future portfolio of tobacco products.

 Maximize the contribution of our investments to our long-term value.

## Our Operating Companies and Strategic Investments

We hold diversified positions in tobacco, alcohol and cannabis. We seek to return long-term value to our shareholders and provide category-leading choices to adult consumers through our subsidiaries, including:

- **Philip Morris USA Inc. ("PM USA")**, the maker of *Marlboro* cigarettes and the holder of the exclusive license to commercialize the *IQOS Tobacco Heating System* and *Marlboro HeatSticks* in the U.S.;
- **U.S. Smokeless Tobacco Company LLC ("USSTC")**, the maker of *Copenhagen* and *Skoal* moist smokeless tobacco products;
- **John Middleton Co. ("JMC")**, the maker of *Black & Mild* cigars;
- **Helix Innovations LLC ("Helix")**, the maker of *on!* oral nicotine pouches; and
- **Ste. Michelle Wine Estates Ltd. ("Ste. Michelle")**, a collection of distinctive wine estates;

and our strategic equity investments in:

- **Anheuser-Busch InBev SA/NV ("ABI")**, the world's largest brewer;
- **JUUL Labs, Inc. ("JUUL")**, the nation's leading e-vapor company; and
- **Cronos Group Inc. ("Cronos")**, a leading global cannabinoid company.

## 2020 Business Highlights

We delivered outstanding results in 2020 and managed through the challenges presented by the COVID-19 pandemic. Our tobacco businesses were resilient, and we made steady progress toward our Vision.

### Non-combustible Portfolio

- PM USA continued to expand *IQOS* and *Marlboro HeatSticks* responsibly and in a disciplined manner. In 2020, PM USA:
  - launched *IQOS* and *Marlboro HeatSticks* in the Charlotte, North Carolina market;
  - developed an array of new digital tools to communicate with adult smokers during the COVID-19 pandemic; and
  - communicated with adult smokers using the reduced exposure claim authorized by the U.S. Food and Drug Administration ("FDA") about the benefits of switching to *IQOS* and *Marlboro HeatSticks* from combustible cigarettes.
- Helix made significant progress in its first full year of operations. In 2020, Helix:
  - filed pre-market tobacco applications ("PMTA") with the FDA for the broad *on!* product portfolio;
  - established a manufacturing footprint in Richmond, Virginia and reached annualized capacity of 50 million cans; and
  - expanded retail distribution to approximately 78,000 stores and achieved a full-year 2020 retail share of 2.4 percentage points of the oral tobacco category in stores with distribution.
- In e-vapor, we believe the category will continue to undergo a transition period as the FDA prepares to make market determinations on the thousands on PMTAs filed by the September 2020 statutory deadline. Although we recorded a third impairment to our minority investment in JUUL in 2020, we continue to believe that e-vapor products, including *JUUL*, can play an important role in tobacco harm reduction.

### Financial Highlights

- Our reported diluted earnings per share ("EPS") grew more than 100% to $2.40, while adjusted diluted EPS [1], which excludes the impact of special items, grew 3.6% to $4.36.
- We paid nearly $6.3 billion in dividends in 2020. In July 2020, our Board of Directors ("Board of Directors" or "Board") raised the regular quarterly dividend for the 55th time in the past 51 years. Our annualized dividend per share was $3.44 as of December 31, 2020.
- Reported operating companies income ("OCI") for the smokeable products and oral tobacco products segments grew 10.8% and 8.7%, respectively, driven by the strong performance of our iconic tobacco brands, *Marlboro*, *Copenhagen* and *Black & Mild*. Adjusted OCI [1], which excludes the impact of special items, grew 10.2% and 7.3% for the smokeable products and oral tobacco products segments, respectively.

---

[1] Adjusted diluted EPS and Adjusted OCI are financial measures that are not consistent with generally accepted accounting principles in the United States ("GAAP"). See Exhibit A to this Proxy Statement for information regarding non-GAAP financial measures used in this Proxy Statement and reconciliations of such non-GAAP financial measures to the most directly comparable GAAP financial measures.

## OCI

### Smokeable Adjusted OCI
($ millions)



| 2018 | 2019 | 2020 |
| $8,449 | $9,173 | $10,111 |

### Oral Tobacco Adjusted OCI
($ millions)



| 2018 | 2019 | 2020 |
| $1,464 | $1,606 | $1,724 |

### Wine Adjusted OCI
($ millions)



| 2018 | 2019 | 2020 |
| $104 | $73 | $51 |

## Returns to Shareholders

### Adjusted Diluted EPS [1]
(12/31/17 - 12/31/20)



| 2018 | 2019 | 2020 |
| $4.02 | $4.21 | $4.36 |

### Dividend Payments
($ millions)



| 2018 | 2019 | 2020 |
| $5,415 | $6,069 | $6,290 |

[1] Prior period amounts have been recast to conform with current period presentation for certain ABI mark-to-market adjustments that were not previously identified as special items and that are now excluded from Altria's adjusted financial measures.

## Corporate Responsibility

Our decision to place "responsibly" at the forefront of our Vision signifies our commitment to corporate responsibility. We believe our responsibility priorities and results have been an important factor in our industry leadership for many years. Our ongoing efforts to focus on a variety of responsibility issues furthers the pursuit of our Vision.

The discussion below provides a summary of our corporate responsibility priorities across our six focus areas. We encourage you to read our most recent Corporate Responsibility Progress Reports available at https://www.altria.com/responsibility for additional details. These reports have been published annually since 2010. Beginning in 2021, we will publish a series of reports throughout the year, each focused on one or more of our responsibility focus areas.

## Responsibility Materiality Assessment and Focus Areas

In 2020, we conducted a comprehensive, formal responsibility materiality assessment to identify ESG issues that we believe are important to our long-term sustainability and success. As stakeholder engagement is the foundation for our responsibility efforts, we began the materiality assessment by engaging our diverse portfolio of stakeholders to help us understand the issues they believe present risks and opportunities for our businesses.

### ESG Materiality Assessment Stakeholder Engagement

- Shareholders
- Consumers
- Suppliers and Tobacco Growers
- Employees
- General Public

- Trade Partners
- Government and Regulatory Agencies
- Community and Youth-Serving Organizations
- Public Health and Scientific Community
- Community Partners/Grantees

We considered the information obtained through this engagement, along with input from our leadership team and our Board, to identify the six responsibility focus areas we believe are important to our long-term sustainability and success:



Engage & Lead Responsibly → Reduce Harm of Tobacco Products → Prevent Underage Use → Protect the Environment → Drive Responsibility through Our Value Chain → Support Our People & Communities

For each of these focus areas, we have set goals to guide our efforts and to allow us to measure our progress.

## Engage & Lead Responsibly

We understand that *how* we lead in addressing issues is as important to our stakeholders as where we are focused. Stakeholder expectations related to accountability, transparency and partnership are applicable to the systems, processes, policies and reporting that govern our actions across all our responsibility focus areas. For many years, we have approached responsibility by understanding stakeholders' perspectives, aligning business practices where appropriate and measuring and communicating our progress. We support this approach with the governance infrastructure and processes that enable us to lead responsibly, including defined goals, leadership accountabilities and employee expectations. Our Board is highly engaged and committed to our corporate responsibility and ESG priorities, which are key areas of focus for our Nominating, Corporate Governance and Social Responsibility Committee. We believe our approach is important to mitigating risks and capitalizing on opportunities for our businesses.

Stakeholders also expect us not only to lead in contributing to solutions for challenging issues, but also to influence others in the tobacco industry, government and communities on issues of importance. We agree. As we pursue our Vision, we must lead the way through our own actions and by partnering with other stakeholders to drive responsibility beyond our walls – in the marketplace, the regulatory environment and across our value chain (from sourcing of raw materials, through manufacturing and into retail stores) and communities. We remain committed to stakeholder understanding and engagement and building more meaningful relationships that explore what we and our stakeholders can achieve together to address priority issues such as tobacco harm reduction, preventing underage use of products intended for adults, climate change and social and economic equity.

This expectation extends to our investments. In 2019, we made an adjacent investment in cannabis through our minority ownership interest in Cronos. Stakeholders expect us to demonstrate leadership in shaping a highly responsible and regulated cannabis market in the U.S. Through 2025, we plan to focus on enhancing the governance structure of our investment in Cronos to assist Cronos in becoming a recognized responsibility leader in the cannabis industry.

## Reduce Harm of Tobacco Products

We believe successfully converting adult smokers to non-combustible products represents a substantial opportunity for our adult tobacco consumers, our businesses, society and our shareholders. That's why, over the next 10 years, our Vision is to responsibly lead the transition of adult smokers to a non-combustible future.

We believe the combination of adult smoker demand for non-combustible alternatives, our focus on innovation and an appropriate regulatory framework provides the opportunity to make more progress on harm reduction in the next 10 years than we have in the past 50 years.

## 2025 Goals to Reduce Harm of Tobacco Products

- Accelerate investments in innovation, science and regulatory support for new non-combustible product platforms.
- Create the conditions for tobacco harm reduction to succeed through external communications and engagement, science and advocacy.
- Provide access to expert quitting information for those who have decided to quit.

## 2020 Highlights



| Reduce Harm of Tobacco Products | Began marketing *IQOS Tobacco Heating System* with a reduced exposure claim; Submitted PMTAs for *on!* products and supported JUUL in submission of its PMTAs | More than **248% increase** in visits to our QuitAssist® website (from 2019) | Dozens of engagements with public health stakeholders; Presented or published **>30** scientific posters and manuscripts; Participated on **7** conference panels | Filed **212** new patents related to our harm reduction efforts |

## Prevent Underage Use

Tobacco harm reduction and underage tobacco prevention are directly linked, and we remain steadfast in our commitment to both. Underage use of conventional tobacco products is at the lowest levels in a generation. The Center for Disease Control and Prevention's 2020 National Youth Tobacco Survey ("NYTS") showed the past 30-day cigarette smoking rate among middle and high school students was at a generational low of 3.3%. In addition, retailer compliance rates with legal age of purchase laws have risen over the past 20+ years, and the rates at the end of 2020 were approximately 90%, according to Synar data from the Substance Abuse and Mental Health Services Administration.

However, we believe one of the most important tobacco-related issues facing society is youth use of e-vapor products, which, if left unchecked, could threaten the long-term harm reduction opportunity for adults. Based on the most recent NYTS data, youth use of e-vapor has declined from its peak of 20% in 2019 to 13.1% in 2020 for middle and high school students combined. While we are encouraged by this progress, we believe more needs to be done. We remain optimistic that the incidence rate of youth e-vapor use will continue to decline as a result of many factors, including ongoing efforts by industry members, retailers, the public health community and policymakers. This includes increasing the federal legal age to 21 to purchase tobacco products, a public policy that Altria advocated for and supported. Further, the FDA has implemented guidance to remove from the market certain flavored e-vapor products other than tobacco and menthol, initiated related enforcement activity and is currently reviewing PMTAs to determine which e-vapor products can be legally marketed. The FDA's market authorization decisions are expected to include extensive post-market monitoring requirements to monitor for, among other things, emerging underage use activity.

## 2025 Goals to Prevent Underage Use

- Lead the industry in preventing underage use of products intended for adults 21 and over.
- Contribute to the healthy development of youth ages 12-18.

## 2020 Highlights



**Prevent Underage Use** — **19,000+** retailer employees trained through WeCard® — Supported **Tobacco 21** laws and retailer compliance — **$25.8 million** granted to positive youth development organizations — **Launched Underage Tobacco Use Survey**

## Protect the Environment

We are committed to reducing our environmental impact, both in our companies' direct operations and in the value chain, because we understand the effect our companies and their products may have on our environment as well as the effect changes in nature, such as climate change and water availability, have on our companies.

In 2020, after achieving some of our previous targets early and considering increasing stakeholder expectations, we established new long-term targets against a 2017 baseline to achieve by 2030, including:

- reducing absolute Scope 1 & 2 greenhouse gas ("GHG") emissions by 55%;
- reducing absolute Scope 3 GHG emissions by 18%;
- achieving 100% renewable electricity;
- reducing waste sent to landfills by 25%; and
- achieving 100% water neutrality annually.

## 2025 Goals to Protect the Environment

- Align our operational and value chain business practices with science-based methodology to limit the damaging impacts of climate change.
- Conserve the natural resources on which our businesses and communities rely.
- Reduce the environmental impact of using our companies' products.

## 2020 Highlights



**Protect the Environment** — Our GHG targets were approved by the Science Based Targets initiative and are consistent with levels required to meet the goals of the **Paris Agreement**, including **1.5°C alignment for our operational target** — Since 2017 **reduced** absolute Scope 1 & 2 GHG **emissions by 16.6%** — Pursuing a virtual power purchase agreement to achieve our **100% renewable electricity goal** — Received **"Double A"** rating on CDP's 2020 A List for both Climate and Water — CDP A LIST 2020 WATER CLIMATE

## Drive Responsibility through Our Value Chain

We believe that responsibly sourcing raw materials and services for our companies' products and working with our retail trade partners to prevent underage access to tobacco products are necessary to maintain our social license to operate.

We strive to work with diverse, high-quality suppliers to innovate and address societal issues within the supply chain. We believe our commitment to advancing diversity throughout our supply chain will drive innovation, increase competition and provide greater supply chain resiliency.

Our tobacco supply chain is critical to our success, and we continue to drive improvement and sustainability with our third-party tobacco growers. We are transitioning to a fully certified domestic grower base, using the Good Agricultural Practices Connections ("GAPC") Certification Program. This program offers a set of standards that promote best management practices in crop production, environmental stewardship and labor management. GAPC certification recognizes growers committed to a higher standard and provides infrastructure for monitoring compliance with program standards, such as on-farm audits. In our international tobacco supply chain, we participate in the Sustainable Tobacco Program, a third-party supply chain management organization that assesses international tobacco suppliers and growers against Good Agricultural Practices standards.

Our retail trade partners are also critical for the downstream impacts of our tobacco value chain, including by implementing youth access prevention programs. In 2020, we implemented a new responsible retailing program to incentivize retailers to invest in age-verification technology that allows them to scan a consumer's ID upon every tobacco transaction and help eliminate most of the human error that could be involved in ID checks.

### 2025 Goals to Drive Responsibility through Our Value Chain

- Enhance analytic and surveillance infrastructure that supports the financial viability of our supplier base and trade partners.
- Enhance trade participation in youth access prevention programs to establish retail and future sales channels as the most trusted place to responsibly sell and distribute tobacco products.
- Deliver continuous improvement in our tobacco supply chains to protect the rights of farm workers, build sustainable futures for farmers and their communities, and protect the environment.
- Improve diversity, inclusion and equity in our supply chains.
- Enhance infrastructure that supports our ability to responsibly source goods and services and optimize the value of those goods and services for our businesses.

### 2020 Highlights



**Driving Responsibility through Our Value Chain**

**66.6% of contracted tobacco growers certified** through GAPC against a 2021 goal of 100%

**$195,365,225 2020 spend** with diverse suppliers

Implemented point-of-sale age validation technology in **65,000 retail stores** covering nearly 50% of PM USA's cigarette volume

**68% of our top tier suppliers** submitted responses to CDP climate change questionnaire at our request

## Support Our People & Communities

We believe remaining an employer of choice in a rapidly evolving talent market is critical to achieving our Vision. To that end, we provide learning and development experiences that help our employees achieve their full potential. We also encourage and provide opportunities for our employees to contribute meaningfully to our communities — investing, volunteering and collaborating to drive positive change.

In 2020, we launched "Our Cultural Aspiration" and the Inclusion & Diversity ("I&D") Aiming Points, against which we expect to measure progress twice annually. We also established a system to rate managers on an inclusion, diversity and equity spectrum as part of their performance evaluation, as discussed further under "Compensation Discussion and Analysis" beginning on page 28.

Our Cultural Aspiration is a new articulation of what we value and who we aspire to be — collectively. Through our employees leading in this way, we believe we will create the organization and culture necessary to achieve our Vision. The pillars of Our Cultural Aspiration are:

- We shape our future.
- We do what's right.
- We care for each other.
- We deliver for our consumers and customers.
- We rise to the challenge, together.

Our I&D Aiming Points recognize the critical role we believe inclusion and diversity play in achieving our Vision. We are dedicated to reaching the following five aspirational I&D Aiming Points, but believe it may take between five and 10 years to achieve them all.



Be an inclusive place to work for all employees, regardless of level, demographic group or work function. > Have equal numbers of men and women among our vice president and director-level employees. > Increase our vice president and director-level employees who are Asian, Black, Hispanic or two or more races to at least 30%. > Increase our vice president and director-level employees who are LGBTQ+, a person with a disability or a veteran. > Have diverse functional leadership teams that reflect the organizations they lead.

We are also committed to pay equity across our companies. Based on our most recent internal analysis in November 2020, for employees performing the same or similar duties, salaries of our female employees were 98.2% of those of our male employees, and salaries of our non-white employees were 98.5% of those of our white employees. After adjusting for factors generally considered to be legitimate differentiators of salary, such as performance and tenure, the percentages increased to 99.4% and 99.6%, respectively.

## 2025 Goals to Support Our People & Communities

- Increase the diversity of our organization and leadership team while building an inclusive and equitable culture.
- Address systemic racism and advance social and economic equity in the communities where we live and work.
- Drive business and social impact through engagement and partnership with a diverse portfolio of stakeholders.
- Contribute to the well-being of our workforce and community stakeholders.
- Build the capability of our workforce and communities to successfully navigate an uncertain and rapidly changing environment.

## 2020 Highlights



**Support Our People & Communities**

Altria earned designation as a **Great Place to Work-Certified™ Company**

Donated **$55 million** to communities in 2020

**96%** of executives served on over 80 non-profit boards

**~34%** of VPs are women and **~19%** of VPs are people of color

Supported the creation of **2** new Employee Resource Groups bringing the total to **11**

## Employee Resource Groups

Our Employee Resource Groups ("ERGs") bring together groups of employees with shared characteristics or life experiences to help Altria fully benefit from their diversity and become more inclusive. We believe ERGs play an important role in (i) the recruitment, retention and advancement of diverse, innovative and creative talent, (ii) expanding consumer relevancy among an increasingly diverse adult consumer marketplace and (iii) helping unlock emerging, ground-breaking business opportunities. In 2020, over two-thirds of our salaried employees belonged to at least one ERG.























EAST Elevating Asian Strengths and Talent

mosaic Altria's LGBTQ Network

rise Diverse Abilities, Diverse Strengths

sage Altria's Experienced Employee Network experience is knowledge.

SALUTE Altria's Military Network

Sí! Altria's Hispanic Employee Resource Group

Spring Altria Young Professionals

UNIFI Altria's Black Employee Network

women in manufacturing MAKE IT HAPPEN.

women's network

women in sales network

## Our Response to COVID-19 and Racial Injustice

Altria implemented various measures during the year to address the challenges raised by the COVID-19 pandemic and the racial injustice that exists in society, all keeping in mind the well-being of our employees and communities who are critical to our long-term success.

## COVID-19 Response

### Employees

- The health and safety of our employees is a top priority, and we rapidly implemented numerous measures, including imposing travel restrictions and implementing remote work for non-manufacturing salaried employees and contact tracing of cases, to help protect our employees.

- After temporarily suspending operations at some of our manufacturing locations, we implemented social distancing protocols, daily temperature checks, return-to-work health assessment questionnaires and additional cleaning and sanitation practices to bring facilities back online in a way that prioritized employee safety.

- We provided pay continuation for employees quarantined or not scheduled to work and, for a period of time, provided pay for employees with a compelling reason they were unable to work. For varying periods of time, we also provided manufacturing employees who reported to work with time and one-half pay and additional bonuses.

- We added and enhanced benefits and resources to support employees and their families' financial, physical and emotional well-being, including health care benefits to pay 100% of COVID-19 testing and treatment costs and all telemedicine expenses, and expanded coverage for dependent care, including a new $5,000 Dependent Care Reimbursement Program, for both 2020 and 2021. This new offering was designed to reimburse employees for child or adult dependent care expenses or education support expenses associated with unanticipated disruptions of employees' normal arrangements due to the COVID-19 pandemic.

### Communities

- We contributed $9 million to help address community impacts of the COVID-19 pandemic in our headquarters, operating and grower communities.

- Many of our valued non-profit partners were hard-hit by the COVID-19 pandemic, with disruptions to critical programs and funding streams. To help them through this time, we provided additional flexibility with the use of our grant and sponsorship dollars to support general operating needs. We also accelerated some of these payments.

- We launched an employee giving campaign through which our employees raised more than $200,000 for five COVID-19 relief organizations with support from Altria.

- We identified non-profits where employees could volunteer virtually, and our nationwide sales force conducted a Giving Tuesday virtual volunteering challenge. The employees of Altria Group Distribution Company recorded 3,142 hours of volunteer service over a one-month period and 60% of eligible employees participated.

- In addition to financial support, our companies offered the use of several facilities in Richmond, Virginia and Nashville, Tennessee for emergency preparedness purposes and donated specialty lab equipment and personal protective gear. One of Ste. Michelle's wineries partnered with another Seattle-based company to produce hand sanitizer.

### Racial Injustice

We launched a Race and Equity Initiative across our companies in 2020 as social justice issues reached an inflection point in the United States. We committed an initial $5 million to address systemic racism faced by Black Americans and to advance social and economic equity, focusing in areas that reflect the interests of our businesses, employees and communities.

Three guiding principles govern our Race and Equity Initiative:



- listening and responding to our Black colleagues and other diverse voices within Altria and our communities;
- creating sustainable investments and growth over time; and
- collaborating across sectors: business, non-profit, academic, public officials and activists.

We committed to embed equity across our existing corporate giving focus areas and identified two additional areas for focused support:

## Criminal justice reform

- We are investing in organizations working to reform policing and change drug policy, two areas that have a sharply disproportionate impact on Black Americans and other people of color.
- We believe criminal justice reform is critically important to addressing racial injustice – an issue that deeply affects our employees and communities – and that impactful and sustained reform will contribute to safer communities and help us attract and retain diverse talent.

and

## Black-owned business development

- We are investing in organizations helping Black and other diverse business owners recover, grow and thrive in ways that also support local economic growth.
- Focusing in 2020 on the Richmond, Virginia region, we believe this investment will help Altria with local supplier diversity efforts, strengthen diverse talent pipelines and workforce development in the region, contribute to community revitalization and advance economic equity in our community.

As part of our initial $5 million commitment through the Race and Equity Initiative in 2020, we:

- Provided a total of $800,000 in contributions to select local non-profits supporting Black-owned business development in Central Virginia. These grants support Black business recovery funds, entrepreneurism, access to capital and business technical assistance.
- Contributed $1 million to the National Urban League for its Equitable Justice & Democracy Initiative to address justice system reform and individual civic action.
- Contributed $500,000 to help seed the Amandla Fund for Social and Racial Justice, the first collaborative, Black-led endowment in the Greater Richmond region, which aims to mobilize long-term investments to empower Black leaders in positive system change.
- Invested $1.75 million in the Richmond Better Housing Coalition to help address racial inequities in basic household stability and resiliency through affordable housing.

# Board Nominees

You are being asked to vote on the following 11 nominees for director. All directors are elected annually by a majority of the votes cast. More information about each director can be found under "Proposal 1 – Election of Directors" beginning on page 17.

| Name and Principal Occupation | Age | Director Since | Independent | Board Committee Membership [1] | | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | | | | AC | CC | EC [2] | FC | IC | NC |
| **John T. Casteen III**<br>President Emeritus, University of Virginia | 77 | 2010 | ✔ | □ | □ | | | □ | |
| **Dinyar S. Devitre**<br>Former Chief Financial Officer, Altria Group, Inc. | 73 | 2008 | ✔ | | | □ | ■ | □ | □ |
| **William F. Gifford, Jr.**<br>Chief Executive Officer, Altria Group, Inc. | 50 | 2020 | | | | □ | | | |
| **Debra J. Kelly-Ennis**<br>Retired President and Chief Executive Officer, Diageo Canada, Inc. | 64 | 2013 | ✔ | □ | | | | □ | □ |
| **W. Leo Kiely III**<br>Retired Chief Executive Officer, MillerCoors LLC | 74 | 2011 | ✔ | | ■ | □ | □ | □ | |
| **Kathryn B. McQuade**<br>Retired Executive Vice President and Chief Financial Officer, Canadian Pacific Railway Limited | 64 | 2012 | ✔ | □ | □ | □ | | | ■ |
| **George Muñoz**<br>Principal, Muñoz Investment Banking Group, LLC and Partner, Tobin & Muñoz | 69 | 2004 | ✔ | ■ | | □ | □ | | □ |
| **Mark E. Newman**<br>Senior Vice President and Chief Operating Officer, The Chemours Company | 57 | 2018 | ✔ | □ | | | □ | □ | |
| **Nabil Y. Sakkab**<br>Retired Senior Vice President, Corporate Research and Development, The Procter & Gamble Company | 73 | 2008 | ✔ | | | □ | □ | ■ | □ |
| **Virginia E. Shanks**<br>Former Executive Vice President and Chief Administrative Officer, Pinnacle Entertainment, Inc. | 60 | 2017 | ✔ | □ | □ | | | □ | |
| **Ellen R. Strahlman**<br>Retired Executive Vice President, Research & Development and Chief Medical Officer, Becton, Dickinson and Company | 63 | 2020 | ✔ | | | | □ | □ | |

(1)
- AC Audit Committee
- CC Compensation and Talent Development Committee
- EC Executive Committee
- FC Finance Committee
- IC Innovation Committee
- NC Nominating, Corporate Governance and Social Responsibility Committee
- ■ Chair
- □ Member

(2) Thomas F. Farrell II currently serves as the Chair of the Executive Committee, but is not standing for election at the 2021 Annual Meeting. At the Board's organizational meeting following the 2021 Annual Meeting, the Board plans to determine committee assignments, including committee Chairs.

# Board Composition and Diversity

The composition of our current Board is as follows:

## Board Diversity 66.7%

### Gender and Ethnic Diversity

- 4 Women
- 1 Black
- 1 Middle Eastern
- 1 Hispanic
- 1 Asian

## Average Tenure 8.3 years

### Tenure

- 4 0-5 years
- 3 6-10 years
- 5 >10 years

## Average Age 65.8

### Age

- 3 <60
- 3 61-65
- 2 66-70
- 4 >71

# Corporate Governance Highlights

## Board Independence and Composition

- 10 of our 11 director nominees are independent
- Separate Chairman and Chief Executive Officer ("CEO") roles, with an independent Chairman elected in 2020
- All NYSE-required Board committees consist solely of independent directors
- Independent Committee Chairs
- Executive sessions of independent directors at each meeting
- Resignation policy for directors who fail to receive majority support in an uncontested election
- Director retirement guidelines
- Board diversity from various perspectives

## Board Performance and Key Responsibilities

- At least 93% Board and Committee meeting attendance in 2020 by each director
- 100% director attendance at our 2020 Annual Meeting of Shareholders by directors who were then serving ("2020 Annual Meeting")
- Oversight of strategic plan development and execution
- Oversight of key risk areas and risk management processes
- Oversight of executive compensation
- Participation in executive succession planning
- Review of investor perspectives and engagement
- Annual Board and Committee self-evaluations
- Oversight of corporate culture initiatives
- Oversight of ESG program and activities

## Shareholder Rights

- Annual election of directors
- Directors elected by majority voting except in contested elections
- One share, one-vote standard
- Proxy access with market terms
- No shareholder rights plan or "poison pill"

## Policies, Programs and Guidelines

- Comprehensive Code of Conduct, Code of Business Conduct and Ethics for Directors and Corporate Governance Guidelines
- Robust political activity disclosure and compliance program
- Corporate Responsibility Progress Reports
- Compensation "clawback" policy
- Stock ownership and holding requirements for directors and executive officers
- Policies prohibiting hedging and pledging of our shares by directors and executive officers
- Comprehensive new director orientation and ongoing director education programs

We believe the foregoing practices are well aligned with the Investor Stewardship Group's corporate governance principles for U.S. listed companies, which include (i) accountability to shareholders; (ii) shareholder voting rights proportionate to economic interest; (iii) responsiveness to shareholders; (iv) strong, independent leadership; (v) structures and practices that enhance Board effectiveness; and (vi) management incentive structures aligned with long-term strategy.

## Shareholder Engagement

We value our shareholders' perspectives on our businesses and each year engage with shareholders seeking input on a range of matters, including executive compensation and corporate governance, through various activities.



**Ongoing engagement activities**

Investor conferences
Individual meetings and calls
Annual Meeting

**Topics discussed**

Business performance
Company strategies
ESG
Executive compensation
Regulatory environment

In advance of our 2020 Annual Meeting, we invited shareholders representing over 25% of our shares outstanding to discuss shareholder meeting proposals and other topics important to our shareholders and other stakeholders. In light of the range of topics discussed, regular participants from Altria included our Chief Human Resources Officer and Chief Compliance Officer, Senior Vice President, Corporate Citizenship, Corporate Secretary and representatives from our Compensation and Benefits and Investor Relations departments. We believe that these engagements provided us with a better understanding of our shareholders' priorities and perspectives.

### Engagement Focusing on 2020 Say on Pay Vote

Following the 2020 Annual Meeting, we initiated a robust investor engagement program to seek shareholder feedback on our executive compensation program following the disappointing result of our 2020 say on pay advisory vote, which had historically been very favorable. Specific feedback we received during these meetings and our response to that feedback is set forth in greater detail under "Compensation Discussion and Analysis" beginning on page 28.

Shareholders may access investor information about Altria through our website at www.altria.com/investors and through the Altria Investor App. For questions concerning Investor Relations, please call 804-484-8222 or e-mail us from the Contact Us section on our website (www.altria.com/ContactUs).

# Executive Compensation Highlights

## Executive Compensation Framework

In 2020, the total direct compensation of our executive officers named in the Summary Compensation Table on page 55 ("named executive officers" or "NEOs") consisted of the following elements:

| | | Form of Compensation | Performance Period | Award Criteria | Company Performance Alignment |
|---|---|---|---|---|---|
| | **Salary** | **Cash** | Ongoing | Individual performance | |
| | **Annual Incentive** | **Cash** | Annual | Company and individual performance | ■ Adjusted diluted EPS growth<br>■ Adjusted discretionary cash flow<br>■ Strategic initiatives |
| **Long-term Incentive Awards** | **Cash** | **Cash** | Three years; overlapping cycles | Company and individual performance | ■ Adjusted diluted EPS growth<br>■ Cash conversion<br>■ Relative total shareholder return ("TSR")<br>■ Strategic initiatives |
| | **Equity** | **Restricted Stock Units ("RSUs")/ Performance Stock Units ("PSUs")** | Ongoing for RSUs, three years for PSUs | Individual performance and advancement potential with additional payment criteria for PSUs based on company performance | ■ RSUs: Stock price appreciation<br>■ PSUs: Company performance (adjusted diluted EPS growth, cash conversion and relative TSR) and stock price appreciation |

Together, PSUs and our cash Long-Term Incentive Plan ("LTIP") deliver over 60% of our NEOs' target long-term incentives in performance-based forms.

## Key Governance Features of Our Executive Compensation Program

The following summary highlights our commitment to executive compensation practices that align the interests of our executives and shareholders:

### What We Do

✓ **Pay for Performance**
A significant portion of our NEOs' compensation is at-risk variable compensation. Annual and long-term cash incentives and a significant portion of equity compensation are tied to performance measures.

✓ **Multiple Performance Metrics**
Variable compensation is based on more than one measure to balance incentives.

✓ **Stock Holding and Ownership Requirements**
All NEOs exceed robust stock ownership requirements.

✓ **"Clawback" Policy**
Our policy provides for the adjustment or recovery of compensation in certain circumstances.

✓ **Award Caps**
All our variable compensation plans have caps on plan formulas.

✓ **Below Average Share Utilization**
We have below average run rates for equity compensation, as compared to S&P 500 and Food, Beverage & Tobacco Indices companies.

✓ **Tally Sheets**
Our Compensation and Talent Development Committee uses tally sheets as part of making individual compensation decisions for our NEOs.

✓ **Confidentiality and Non-Compete Agreements**
All NEOs are subject to confidentiality and non-compete agreements.

### What We Don't Do

✗ **No Excessive Perquisites**
Perquisites represent less than 1% of our NEOs' compensation.

✗ **No Single-Trigger Change in Control**
Our shareholder-approved 2015 Performance Incentive Plan ("PIP") and 2020 PIP both include a double-trigger change in control provision.

✗ **No Individual Supplemental Executive Retirement Plans**

✗ **No Hedging or Pledging**
We do not permit our NEOs to engage in either hedging or pledging activities with respect to their Altria shares.

✗ **No Employment Agreements**
All our NEOs are employed at-will.

✗ **No Tax Gross-Ups on Compensation**
We do not pay tax gross-ups to our NEOs.

✗ **No Share Recycling**

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# Board and Governance Matters

## Altria Board of Directors

Our Board currently consists of 12 directors. Directors are elected annually at each annual meeting to serve until the next annual meeting and until their successors are duly elected and qualified, subject to their earlier death, resignation or removal. With the exception of Dr. Strahlman and Mr. Gifford, each of the 11 nominees for director was elected by shareholders at the 2020 Annual Meeting. Biographical information and qualifications of the nominees for director are included under "Proposal 1 – Election of Directors" beginning on page 17. In March 2021, Thomas F. Farrell II notified Altria of his decision to retire from Board service following the completion of his current term. Consequently, Mr. Farrell will not stand for re-election to our Board at the 2021 Annual Meeting.

## Process for Nominating Directors

The Nominating, Corporate Governance and Social Responsibility Committee works with our Board to determine the appropriate mix of characteristics, skills and experience for our Board. The Committee evaluates each individual in the context of our Board as a whole, with the objective of recommending a group of directors that can best continue the success of the business and represent shareholder interests through the exercise of sound judgment using its diversity of experience.

The Committee has not established any specific minimum qualification standards for nominees to our Board; rather, in evaluating the suitability of individuals for Board membership, the Committee considers the ways in which it believes each individual can assist Altria in pursuing our Vision and advancing one or more Vision strategies. It is the Committee's practice to identify women and people of color in any search for potential new directors.

The Committee takes into account many factors, including whether the individual meets requirements for independence and whether the individual will enhance the diversity of views and experiences available to our Board in its operations and oversight of the development and execution of our strategies. In determining whether to recommend a director for re-election, the Committee also considers the director's past attendance at meetings and participation in and contributions to the activities of our Board. In addition, the Committee considers whether our Board has specific needs for certain skills or attributes at a given time. Other criteria for Board membership, such as the extent of an individual's other commitments, are set forth in our Corporate Governance Guidelines.

In identifying potential candidates for Board membership, the Committee relies on suggestions and recommendations from directors, shareholders, management and others, including from time to time executive search and board advisory firms. Dr. Strahlman was brought to the attention of the Committee by an executive search firm engaged by management to identify potential director candidates and was elected as a director by our Board effective November 2, 2020. Mr. Gifford was elected as a director by our Board effective May 14, 2020. The Committee does not distinguish between nominees recommended by shareholders and other nominees. Shareholders wishing to suggest candidates to the Committee for consideration as directors must submit a written notice to our Corporate Secretary following the procedures set forth in this Proxy Statement under "Questions and Answers about Communications, Altria Documents and Shareholder Proposals – How do I communicate with our Board of Directors?" on page 86. Our Amended and Restated By-Laws ("By-Laws") include the procedures that a shareholder must follow to nominate directors for election to our Board. The procedures are summarized under the same section in response to the question "How can a shareholder nominate a director or submit a proposal for next year's annual meeting?" on page 86.

## Board Composition and Diversity

Our Board is committed to reviewing periodically its composition to ensure that it continues to have the right mix of skills, background and tenure. The composition of our current Board is as follows:



| **Tenure** | 0-5 Years | 6-10 Years | >10 Years | | | Avg 8.3 years |
|---|---|---|---|---|---|---|
| | 4 | 3 | 5 | | | |

| **Age** | ≤60 | 61-65 | 66-70 | >71 | Avg 65.8 years |
|---|---|---|---|---|---|
| | 3 | 3 | 2 | 4 | |

| **Diversity** | Women | Black | Middle Eastern | Hispanic | Asian | Total 66.7% diverse |
|---|---|---|---|---|---|---|
| | 4 | 1 | 1 | 1 | 1 | |

Our Board's composition represents a balanced approach to director tenure, allowing our Board to benefit from the historic institutional knowledge of longer-serving directors combined with the perspectives of newer directors.

### Commitment to Board Diversity

The Nominating, Corporate Governance and Social Responsibility Committee has a long-standing commitment to diversity and is guided by our diversity philosophy in its review and consideration of director nominees. In this regard, our Board and the Committee view diversity holistically and are committed to recruiting directors who help achieve the goal of a well-rounded, diverse Board. As set forth in our Corporate Governance Guidelines, our Board and the Committee consider, among other factors:

- whether the individual meets the requirements for independence;
- the individual's general understanding of the various disciplines relevant to the success of a large publicly traded company in today's global business environment;
- the individual's understanding of our businesses and markets;
- the individual's skills, professional expertise and educational background; and
- other factors that promote diversity of views and experiences, including self-identified characteristics such as gender, race, national origin, age and sexual orientation.

In addition, it is the Committee's practice to identify women and people of color in any search for potential new directors.

# Board Skills and Experience

Our Board has a breadth of skills and experiences. As noted in the summary below, we believe that our Board has demonstrated leadership in a variety of positions across various professions and industries. The following table is not intended to be an exhaustive list of each of our director's contributions to our Board as each of them also contributes other important skills, expertise, experience and personal attributes that are not reflected in the chart.

| Skills and Experience | Casteen | Devitre | Farrell | Gifford | Kelly-Ennis | Kiely | McQuade | Muñoz | Newman | Sakkab | Shanks | Strahlman |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| **Consumer Products and/or Consumer Marketing** Consumer products leadership is important to Altria because our continued leadership in satisfying evolving adult consumers requires that we market our products effectively and responsibly. | | ■ | | ■ | ■ | ■ | | | ■ | ■ | ■ | ■ |
| **Industry** Experience in our industries and existing markets is important to understanding industry and market dynamics. | | ■ | | ■ | | | | | | | | |
| **Regulated Industries** Altria operates in highly regulated businesses. To enhance Board oversight of regulatory compliance and engagement, we include directors with experience in regulated industries. | | ■ | ■ | ■ | ■ | ■ | ■ | | ■ | ■ | ■ | ■ |
| **Chief Executive Officer Experience** Directors who serve or have served as a chief executive (including chief executive of a significant business unit) bring leadership experience in various areas such as strategic planning, financial oversight, executive succession planning, human capital management, compliance and risk management. | ■ | | ■ | ■ | ■ | ■ | | ■ | | | | |
| **Financial Expertise, including Chief Financial Officer Experience** Proficiency in finance and financial reporting processes helps our Board monitor and assess Altria's performance and financial reporting. | | ■ | | ■ | | | ■ | ■ | ■ | | | |
| **Public Policy** Directors with public policy experience provide valuable insights as Altria's businesses are subject to an array of federal, state and local regulations and regularly engage (or engaged) with various external stakeholders. | ■ | | ■ | | | | | ■ | | | | ■ |
| **Public Company Board** Service on other public company boards promotes efficient and effective Board processes and provides insight into the corporate governance practices of other companies. | ■ | ■ | ■ | ■ | ■ | ■ | ■ | ■ | | ■ | ■ | ■ |
| **Leadership in Innovation** Directors with experience in innovation, biosciences, product development and consumer engagement promote effective oversight of product growth opportunities (including for reduced harm products), marketing strategies and capabilities, and other growth strategies. | | ■ | | ■ | ■ | ■ | | | | ■ | ■ | ■ |
| **Information Technology/Cybersecurity** We benefit from directors who can provide insight into mitigating key technology risks, including cybersecurity. | | | | | | | ■ | | ■ | | ■ | |
| **Environmental, Social and Governance** Directors with experience in managing or overseeing ESG efforts and/or engaging with stakeholders on ESG topics provide effective oversight of Altria's environmental, social and governance strategies and initiatives. | | ■ | ■ | ■ | ■ | ■ | | | ■ | | | ■ |

# Director Independence Determinations

Under the listing standards of the New York Stock Exchange ("NYSE"), our Board must consist of a majority of independent directors. In making independence determinations, our Board adheres to NYSE and Securities and Exchange Commission ("SEC") requirements and considers all relevant facts and circumstances. Our Board has also adopted categorical standards of director independence to further assist it in making these determinations. These standards are set forth in Annex A of our Corporate Governance Guidelines, which are available on our website at www.altria.com/governance.

On the recommendation of the Nominating, Corporate Governance and Social Responsibility Committee, our Board affirmatively determined that each of the following nominees is independent in that such nominee has no material relationship with us: John T. Casteen III, Dinyar S. Devitre, Debra J. Kelly-Ennis, W. Leo Kiely III, Kathryn B. McQuade, George Muñoz, Mark E. Newman, Nabil Y. Sakkab, Virginia E. Shanks and Ellen R. Strahlman. Our Board has also affirmatively determined, on the recommendation of the Committee, that Thomas F. Farrell II, who is not standing for re-election to our Board at the 2021 Annual Meeting, is independent. In making its recommendation to our Board, the Committee considered the following business relationships and transactions:

## Business Relationships and Transactions Considered

Mr. Farrell served as the Executive Chairman of Dominion Energy, Inc. ("Dominion") until his retirement on April 1, 2021. A subsidiary of Dominion is a regulated public utility with which Altria or our subsidiaries has a commercial relationship for energy procurement. Amounts paid by Altria or our subsidiaries are set at rates fixed in accordance with the applicable regulatory authority. One of our subsidiaries has an agreement with the same utility under which the subsidiary receives nominal payments in connection with a solar energy program overseen and approved by the same regulatory authority. The terms of the agreement are comparable to those the utility offers to other third parties. Mr. Farrell is neither responsible for, nor involved in, the utility's dealings with us or our subsidiaries, nor does Mr. Farrell materially benefit directly or indirectly from this relationship.

Altria or our subsidiaries from time to time do business in the ordinary course on terms comparable to those provided to unrelated third parties with entities where Mr. Devitre, Ms. Kelly-Ennis and Mr. Muñoz serve as non-executive directors or where immediate family members (as defined in our Policy on Related Person Transactions, which is discussed under "Related Person Transactions and Code of Conduct" on page 77) of Mr. Farrell, Mr. Kiely, Dr. Sakkab or Dr. Strahlman serve as non-executive directors or are employed in non-executive officer capacities. In each case, neither the director nor the immediate family member is responsible for, or involved in, the entity's day-to-day dealings with Altria or our subsidiaries, and the respective payments made by Altria or our subsidiaries to the entities in each of the last three fiscal years were significantly less than the greater of $1 million or 2% of any such entity's consolidated gross revenues. None of Mr. Devitre, Mr. Farrell, Ms. Kelly-Ennis, Mr. Kiely, Mr. Muñoz, Dr. Sakkab or Dr. Strahlman, or their respective immediate family members, materially benefits directly or indirectly from these relationships.

The Committee determined that the foregoing business relationships and transactions did not affect the independence of any nominee for director.

In making its recommendation to our Board, the Committee also considered the following philanthropic relationships and transactions between Altria and our subsidiaries and various educational and other charitable entities located in or near our locations or facilities of our subsidiaries. We believe that corporate philanthropy furthers our corporate responsibility focus on supporting our people and communities, which includes investing meaningfully in the communities in which our employees live and work with the objective of making those communities leading environments where our businesses can succeed. In some cases, these relationships date back for many decades.

## Philanthropic Relationships and Transactions Considered

Altria and the University of Virginia (the "University") have a long-standing relationship that has included employment recruiting and charitable donations. In 2020, Altria or our subsidiaries made charitable donations to the University in an aggregate amount of $580,000 with the significant majority supporting the University's Youth-Nex Center, which promotes positive youth development. In addition, we made ordinary course trade payments to the University in the aggregate amount of $20,099. The sum of these 2020 contributions and payments represented significantly less than the greater of $1 million or 2% of the University's consolidated gross revenues. Mr. Casteen is a former President of the University and retired Professor. Mr. Casteen's son, John T. Casteen IV, is an Assistant Professor and Director of Studies at the University. Neither Mr. Casteen nor his son materially benefits directly or indirectly from this relationship.

We make various grants and charitable contributions, including matching gifts under our Matching Gift Program, to entities where Mr. Casteen, Mr. Devitre, Mr. Farrell, Ms. Kelly-Ennis, Mr. Muñoz and Dr. Strahlman or immediate family members of Mr. Farrell, Mr. Kiely and Mr. Newman serve as non-executive directors or trustees or non-executive employees. A majority of these grants and contributions were made to non-profit entities that serve the communities in which Altria and our subsidiaries operate and to non-profit educational programs and institutions located in and around these communities. In each case, payments by us in each of the last three fiscal years were significantly less than the greater of $1 million or 2% of any such entity's consolidated gross revenues. None of Mr. Casteen, Mr. Devitre, Mr. Farrell, Ms. Kelly-Ennis, Mr. Kiely, Mr. Muñoz, Mr. Newman or Dr. Strahlman, or their respective immediate family members, materially benefits directly or indirectly from these contributions.

The Committee determined that the foregoing philanthropic relationships and transactions did not affect the independence of any director or nominee for director.

# Board and Committee Governance

## Our Board's Role and Responsibilities

The primary responsibility of our Board is to foster our long-term success. In fulfilling this role, each director must exercise his or her good faith business judgment of the best interests of Altria and our shareholders. Our Board has responsibility for establishing broad corporate policies, setting strategic direction and overseeing management, which is responsible for our day-to-day operations.

## Board Leadership Structure and Governance

Our Board believes that it is important to retain the flexibility to allocate the responsibilities of the Chairman and the CEO in a way that it considers to be in the best interests of Altria and our shareholders. Our Board currently believes it is in the best interests of Altria and our shareholders to separate these positions. In 2020, upon the retirement of our former Chairman and CEO, our Board chose our independent Presiding Director, Thomas F. Farrell II, to fill the role of independent Chairman. Our Vision is to responsibly lead the transition of adult smokers to a non-combustible future. Our Board believes that separating the roles of Chairman and CEO promotes the pursuit of our Vision by allowing our CEO, our senior-most executive, to focus on executing our strategic plan, overseeing our day-to-day operations, engaging with external stakeholders, developing our leaders and promoting employee engagement through an inclusive culture. Meanwhile, the Chairman leads our Board in the performance of its duties by establishing agendas and ensuring appropriate meeting content, engaging with the CEO between Board meetings and providing overall guidance to our CEO as to our Board's views and perspectives. Moreover, our independent directors convene at each Board meeting in an executive session led by the Chairman. Mr. Farrell has been a strong and experienced Chairman who promotes constructive dialogue and directly, clearly and regularly communicates the views of our Board to management. The Board plans to evaluate Board leadership succession and appoint a new Chairman to replace Mr. Farrell at its organizational meeting following the 2021 Annual Meeting.

We believe that our Board's strict adherence to sound corporate governance practices, as reflected in our Corporate Governance Guidelines, has promoted, and continues to promote, the effective and independent exercise of Board leadership for Altria and our shareholders.

# Our Board's Oversight Role

## Strategic Oversight

Our Board actively oversees the development and execution of our strategies in pursuit of our Vision. These strategies encompass both financial and operational strategies, as well as strategies focused on legal and regulatory matters, public policy and engagement, innovation, talent development and executive succession, and strategic investments. Over the course of the year, including during meetings solely focused on strategy and long-term planning, management and our Board discuss the development and execution of our strategic plans as well as events that bear upon those plans. Our Board further monitors strategic execution through standing presentations at regular Board and Committee meetings and communications from management in between meetings.

> Our Board devotes several meetings each year to review our strategies and discuss them with management.

## Risk Oversight

Our Board believes it has in place effective processes to identify and oversee the material risks facing Altria and our businesses. Our Board, both acting as a full Board and through its Committees, plays an important oversight role in our risk management processes. Regular Board and Committee meetings cover several days. Management from Altria and our subsidiaries and business functions attend each meeting. These meetings, along with periodic site visits and, as appropriate, communications between Board meetings, allow our Board to discuss with senior and mid-level management the risks facing Altria and our businesses, including risks associated with our strategic equity investments.

Our enterprise risk management process helps us identify, prioritize and manage risks that have the potential to present the most significant obstacles to achieving business objectives. Our Risk Oversight Committee, comprised of members of senior management, including our Chief Financial Officer ("CFO"), Chief Operating Officer ("COO"), General Counsel and Chief Compliance Officer, meets regularly to oversee efforts undertaken to identify and manage the most significant risks to Altria and our businesses. Management reports annually to our Board on this process and periodically to our Board or its Committees on the management of specific risks.

Our Board, directly or through its Committees, also oversees the following risk areas:

- **Legal, Compliance and Regulatory Risk:** Our Board, both directly and through the Audit Committee, receives regular updates on various legal, compliance and regulatory matters, such as developments in litigation, enterprise risks, compliance risks and our compliance program (including allegations of non-compliance) and developments related to FDA regulation of certain of our subsidiaries. In addition, regular updates to the Audit Committee by our Chief Compliance Officer and Corporate Audit management provide insight into our risk assessment and risk management practices, policies and processes.

- **Financial and Accounting Risk:** The Finance and Audit Committees oversee our management of financial, accounting, internal controls and liquidity risks through interaction at each meeting with the Chief Financial Officer, management from our financial, accounting and reporting, auditing and treasury functions (as appropriate) and, for the Audit Committee, representatives from our independent registered public accounting firm.

- **Reputational and Governance Risk:** Through its interaction with business functions responsible for our public policy and social responsibility activities and strategies, the Nominating, Corporate Governance and Social Responsibility Committee oversees the ways in which we manage public policy and reputational risk, including environmental and social risks. The Nominating, Corporate Governance and Social Responsibility Committee also oversees risks related to Board organization, membership and structure and other corporate governance matters.

- **Executive Compensation Program Risk:** The Compensation and Talent Development Committee considers the extent to which the executive compensation program may create risk. See "Risk Assessment" on page 53 for a more detailed description.

- **Technology, Intellectual Property and Research and Product Development Risk:** The Innovation Committee oversees our management of the risks associated with technology, research and product development, including intellectual property.

- **Cybersecurity Risk:** The Audit Committee oversees our cybersecurity program and management of the associated risks. The Audit Committee receives updates at least three times a year from our Chief Information Officer and our Chief Information Security Officer on cybersecurity matters and the related risk management program. Our Board receives an annual update on our cybersecurity program.



**Board of Directors**

Our Board and each Committee oversee various aspects of operational risk.

**Audit Committee**

- Legal and Regulatory Risk
- Compliance Risk
- Financial and Accounting Risk
- Cybersecurity Risk

**Compensation and Talent Development Committee**

- Executive Compensation Program Risk

**Finance Committee**

- Financial and Liquidity Risk

**Innovation Committee**

- Technology and Intellectual Property Risk
- Research and Product Development Risk

**Nominating, Corporate Governance and Social Responsibility Committee**

- Public Policy and Reputational Risk, including Environmental and Social Risks
- Board Organization, Membership and Structure Risk
- Governance Risk

**Management**

Management reports annually to our Board on enterprise risks and the enterprise risk management process.

**Risk Oversight Committee**

Members of our senior management review processes and efforts undertaken to identify and manage the most significant risks to Altria.

## Political and Public Policy Oversight

The Nominating, Corporate Governance and Social Responsibility Committee oversees our political and public policy engagement activities, including direct and indirect lobbying activities and contributions to organizations involved in the public policy arena. The Committee also oversees our political activity compliance program.

We share extensive information about political and public policy activities and Board oversight on our website at www.altria.com/About-Altria/Government-Affairs/.

## Corporate Responsibility and ESG Oversight

Leading responsibly has been the foundation of Altria's strategy for many years, and our Board actively oversees our corporate responsibility and ESG priorities. We approach corporate responsibility by seeking our shareholders' and other stakeholders' perspectives, aligning business practices where appropriate and measuring and communicating our progress.

Our Board periodically receives updates on our responsibility efforts. These updates include the review of topics such as trends in corporate responsibility, our underage tobacco prevention program, environmental initiatives, community and public policy engagement, harm reduction initiatives, talent and culture, and our monitoring and reporting of ESG progress. Our Board has delegated oversight responsibilities in these areas to the following committees:

- Nominating, Corporate Governance and Social Responsibility Committee – oversees our public affairs, corporate reputation, governance and social responsibility strategies.
- Innovation Committee – oversees our product innovation efforts and strategies that are critical to our harm reduction goals.
- Compensation and Talent Development Committee – oversees our corporate culture and talent development activities as further discussed below.

## Talent Development and Culture Oversight

The Compensation and Talent Development Committee oversees initiatives, programs and processes related to talent development and culture and the associated company strategies through regular updates from management.

In 2020, these updates included:

- executive succession and advancement planning;
- employee engagement survey results and management's proposed responses to opportunity areas;
- actions taken to protect employee health and wellness during the COVID-19 pandemic; and
- management's progress against its I&D goals.

## CEO Succession and Advancement Planning

Our Board believes that senior executive advancement and succession is one of its most important responsibilities. The Compensation and Talent Development Committee is responsible for overseeing the development and furtherance of executive succession plans, evaluating and making recommendations to our Board regarding potential candidates to become CEO, and evaluating and approving candidates to fill other senior executive positions.

### CEO Succession Planning

At least annually, the CEO meets with the Compensation and Talent Development Committee and our Board to discuss CEO succession planning (including specific candidates).

The Compensation and Talent Development Committee also considers the procedures for the timely and efficient transfer of CEO responsibilities in the event of an emergency or the sudden incapacity, departure or death of the CEO. The Compensation and Talent Development Committee used these procedures for the timely and efficient transfer of CEO responsibilities to William F. Gifford, Jr. when Howard A. Willard III took a leave of absence after contracting COVID-19 on March 19, 2020 and subsequently retired as CEO on April 16, 2020.

### Leadership Succession Planning

The CEO meets with the Compensation and Talent Development Committee at least annually to discuss the performance of key members of our senior management and their respective succession plans. Our Board also reviews key executive succession plans and has exposure to succession candidates (CEO and otherwise) from across our companies through presentations, site visits and other events.

The succession planning process gives our Board critical insights into our talent pool.

# Committees of Our Board of Directors

Our Board has established various standing Committees to assist it with the performance of its responsibilities. Our Board elects the members of these Committees and the Committee Chairs annually at its organizational meeting following our annual meeting of shareholders, based on the recommendations of the Nominating, Corporate Governance and Social Responsibility Committee. The Chair of each Committee develops the meeting agendas for that Committee and determines the frequency and length of Committee meetings. After each meeting, each Committee provides a full report to our Board.

Our Board has adopted written charters for each of its Committees. These charters are available on our website at www.altria.com/governance. The following charts summarize the primary responsibilities of each of the Committees:

| Audit Committee | 2020 Meetings: 8 | Report: See page 24 |
|---|---|---|

| **Chair** | **Other Members** | | |
|---|---|---|---|
| George Muñoz | John T. Casteen III | Kathryn B. McQuade | Virginia E. Shanks |
| | Debra J. Kelly-Ennis | Mark E. Newman | |

Primary responsibilities include:

- Assisting our Board in its oversight of (i) the integrity of our financial statements and financial reporting processes and systems of internal control, (ii) the qualifications, independence and performance of our independent registered public accounting firm, (iii) the internal auditors and the internal audit function, (iv) our risk assessment and risk management policies and practices and (v) our compliance with legal and regulatory requirements.

- Preparing the Audit Committee report that the rules of the SEC require us to include in our proxy statement.

See "Audit Committee Matters" beginning on page 23 for further information on the Audit Committee.

The Audit Committee consists entirely of non-management directors all of whom our Board has determined are independent within the meaning of the listing standards of the NYSE and Rule 10A-3 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). Our Board has determined that all members of the Audit Committee are financially literate and that Ms. McQuade and Messrs. Muñoz and Newman are "audit committee financial experts" within the meaning set forth in the regulations of the SEC.

| Compensation and Talent Development Committee | 2020 Meetings: 6 | Report: See page 28 |
|---|---|---|

**Chair**
W. Leo Kiely III

**Other Members**
John T. Casteen III     Kathryn B. McQuade
Thomas F. Farrell II     Virginia E. Shanks

Primary responsibilities include:

- Determining and approving CEO compensation and reviewing and approving the compensation of our other executive officers.

- Overseeing the development of executive succession plans and evaluating and making recommendations to our Board regarding potential CEO candidates and to evaluate and approve candidates for other senior executive positions.

- Evaluating the design and effectiveness of our incentive programs and monitoring risks related to such design.

- Reviewing initiatives and programs related to corporate culture and talent development.

See "Executive Compensation" beginning on page 26 for further information on the Compensation and Talent Development Committee.

The Compensation and Talent Development Committee consists entirely of non-management directors all of whom our Board has determined are independent within the meaning of the listing standards of the NYSE and non-employee directors for the purposes of Rule 16b-3 of the Exchange Act.

| Executive Committee | 2020 Meetings: 0 |
|---|---|

**Chair**
Thomas F. Farrell II

**Other Members**
Dinyar S. Devitre          W. Leo Kiely III          George Muñoz
William F. Gifford, Jr.     Kathryn B. McQuade     Nabil Y. Sakkab

- Has authority to act for our Board during intervals between Board meetings to the extent permitted by Virginia law.

| Finance Committee | 2020 Meetings: 7 |
|---|---|

**Chair**
Dinyar S. Devitre

**Other Members**
W. Leo Kiely III     Mark E. Newman     Ellen R. Strahlman
George Muñoz     Nabil Y. Sakkab

Primary responsibilities include:

- Monitoring our financial condition, overseeing the sources and uses of cash flow and advising our Board with respect to financing needs, dividend policy, share repurchase programs, mergers, acquisitions, divestitures and similar capital allocation matters, and other financial matters.

## Innovation Committee

**2020 Meetings: 4**

**Chair**
Nabil Y. Sakkab

**Other Members**

| | | | |
|---|---|---|---|
| John T. Casteen III | Debra J. Kelly-Ennis | Mark E. Newman | Ellen R. Strahlman |
| Dinyar S. Devitre | W. Leo Kiely III | Virginia E. Shanks | |

Primary responsibilities include:

- Assisting our Board in its oversight of the strategic goals and objectives of our subsidiaries' innovation and marketing strategies, consumer/market understanding and brand plans, technological initiatives and research, development and engineering programs.

## Nominating, Corporate Governance and Social Responsibility Committee

**2020 Meetings: 5**

**Chair**
Kathryn B. McQuade

**Other Members**

| | | |
|---|---|---|
| Dinyar S. Devitre | Debra J. Kelly-Ennis | Nabil Y. Sakkab |
| Thomas F. Farrell II | George Muñoz | |

Primary responsibilities include:

- Identifying individuals qualified to become directors consistent with the criteria established by our Board and described in our Corporate Governance Guidelines and recommending to our Board a slate of nominees for election at each annual meeting of shareholders.

- Making recommendations to our Board concerning the appropriate size, function, needs and composition of our Board and its Committees.

- Reviewing non-employee director compensation and recommending any changes in compensation to our Board.

- Advising our Board on corporate governance matters.

- Overseeing the annual Board and Committee self-evaluation process.

- Providing oversight of our public affairs, corporate reputation and environmental and social responsibility strategies.

The Nominating, Corporate Governance and Social Responsibility Committee consists entirely of non-management directors all of whom our Board has determined are independent within the meaning of the listing standards of the NYSE.

## Board Meetings and Attendance

### 11 meetings in 2020

Our Board holds 6 regular meetings a year, with special meetings occurring when necessary.

**2020 Regular Board Meetings:**



| JAN | | MAY | | | OCT | |
|-----|-----|-----|-----|-----|-----|-----|
| FEB | | | AUG | | DEC | |

During 2020, each director attended at least 93% of the aggregate number of meetings of our Board and of all Committees on which he or she served during his or her respective term of service. In addition, all directors then serving attended the 2020 Annual Meeting.

Our Board's organizational meeting follows our annual meeting of shareholders. Our Board meets in executive session at every regularly scheduled Board meeting, which is followed by a session of only independent directors led by the Chairman. Directors are expected to attend Board meetings, meetings of the Committees of our Board on which they serve and our annual meeting of shareholders, with the understanding that on occasion a director may be unable to attend a meeting.

## Board Effectiveness

We believe our Board practices strengthen the effectiveness of our Board and we assess them annually to identify opportunities for improvement.

### Board and Committee Self-Evaluations

Our Board assesses annually its effectiveness and that of its Committees in discharging their responsibilities. The Nominating, Corporate Governance and Social Responsibility Committee oversees the evaluation process.

**Format**

The Nominating, Corporate Governance and Social Responsibility Committee determines the format of the evaluations, which may include interviews conducted by the Chairman, interviews conducted by the Chair of the Nominating, Corporate Governance and Social Responsibility Committee, interviews conducted by an independent third party or written surveys.

**Topics**

Self-evaluation topics generally include:

- Board composition and structure
- Meeting topics and process
- Information flow
- Board oversight of risk management and strategic planning
- Succession planning
- Access to management

**Presentation of Findings**

The results of the self-evaluations are reported to our Board, which discusses the results to identify opportunities to enhance effectiveness.

**Feedback Incorporated**

Our Board implements enhancements and other modifications, as appropriate, identified during the self-evaluations.

Examples of actions our Board has taken in recent years in response to the annual self-evaluation process include enhanced information flow, such as additional pre-meeting materials, and expanded discussions of corporate strategy.

## Board Succession Planning

The Nominating, Corporate Governance and Social Responsibility Committee has the primary responsibility for developing a succession plan for our Board. Using tools such as the annual Board and Committee self-evaluations and our Board retirement policy, it periodically reviews our Board composition and identifies the appropriate mix of experiences, skills, attributes and tenure for our Board as a whole in light of our strategies and needs with the objective of recommending a group of directors that can best continue our success and act in the best interests of Altria and our shareholders. The Committee and our Board are committed to developing a diverse pool of potential candidates for future Board service consideration. See "Process for Nominating Directors" and "Board Composition and Diversity" on pages 1 and 2, respectively, for a further discussion of our Board composition.

## Board Retirement Guidelines

Our Board has adopted retirement guidelines that require a director who will have attained the age of 75 as of the date of the next annual meeting to tender his or her written resignation to our Board at least six months prior to such annual meeting. If our Board determines that continued service by the director is in the best interests of Altria and our shareholders, our Board has the discretion not to accept the resignation. In October 2020, Mr. Casteen notified us of his decision to retire from service on our Board following completion of his current term. As a result, Mr. Casteen was not required to tender his written resignation under the retirement guidelines. Following Mr. Farrell's decision in March 2021 to retire from service on our Board after completion of his current term, our Board asked Mr. Casteen to reconsider his decision to retire and to stand for election as a director at the 2021 Annual Meeting. Mr. Casteen agreed. In making its decision, our Board considered several factors, including Mr. Casteen's experience, qualifications, our retirement guidelines and Board continuity, and determined that his continued service is in the best interests of Altria and our shareholders. We believe our Board's request that Mr. Casteen stand for election satisfied the objective of the retirement guidelines under these circumstances.

## Director Education and Engagement

Upon election to our Board, new directors participate in a multi-day comprehensive on-boarding process. They are introduced to the operational aspects of our businesses, our strategies, key issues facing Altria and our Board governance processes. New directors meet individually with various members of management and visit key facilities, as appropriate, as part of the on-boarding program.

We make available to our directors third-party director education programs that provide additional perspective on various topics. We provide a list of programs, updated regularly, to our directors. They may also choose self-selected educational programs. We also periodically invite outside experts to meet with our Board to review matters relevant to corporate directors, including corporate governance.

## Governance Guidelines, Policies and Codes

Our Board has adopted Corporate Governance Guidelines. In addition, our Board has adopted a Code of Business Conduct and Ethics for Directors ("Director Code") and a policy with regard to reviewing certain transactions in which we are a participant and an officer, director or nominee for director has had or may have a direct or indirect material interest (see "Related Person Transactions and Code of Conduct" on page 77 for further information). These documents are available on our website at www.altria.com/governance. Our Board has also adopted the Altria Code of Conduct ("Code of Conduct") that applies to all our employees, including our principal executive officer, principal financial officer, principal accounting officer or controller, and persons performing similar functions. The Code of Conduct is available on our website at www.altria.com/codeofconduct.

# Director Compensation

## Compensation Philosophy

Our philosophy is to provide competitive compensation necessary to attract and retain high-quality non-employee directors and appropriately compensate them for the time, expertise and effort required to serve as a director of a large publicly traded company that operates in a dynamic, highly regulated industry. Our Board believes that a substantial portion of director compensation should consist of equity-based compensation, coupled with robust stock ownership guidelines, to assist in aligning directors' interests with the interests of shareholders. Directors who are employees of Altria receive no additional compensation for service as a director.

## Director Compensation Review

The Nominating, Corporate Governance and Social Responsibility Committee reviews and periodically recommends updates to the director compensation program to our Board for approval. During these reviews, the Committee considers our director compensation philosophy, the competitiveness of director compensation based on an independent benchmarking study (taking into account director compensation at our Compensation Survey Group ("CSG") described under "Benchmarking" beginning on page 51 and at other large, public companies) and current market practices and also considers the appropriateness of the form, mix and amount of director compensation. The Committee then makes a recommendation to our Board concerning such compensation with a view toward attracting and retaining qualified directors. After reviewing compensation in January 2020, the Committee determined to leave our director compensation unchanged. Upon the April 2020 separation of the roles of Chairman and CEO, the Nominating, Corporate Governance and Social Responsibility Committee determined that the Chairman should receive additional compensation for the responsibilities and time commitment required for the Chairman role, which our Board approved. In making its determination, the Committee considered benchmarking data from our CSG.

> **Our directors' annual stock awards have not increased since 2014 and annual cash retainers have not increased since 2016.**

## Components of Compensation

The following chart presents the 2020 components of compensation for our non-employee directors:

### Annual Stock Award

| | |
|---|---|
| **Stock Award** [1] | $175,000 |
| **Chairman Stock Award** [3] | $150,000 |



56% Annual Stock Award [5]

44% Annual Cash Retainers [5]

### Annual Cash Retainers

| | | |
|---|---|---|
| **Board Member** [2] | $110,000 | |
| **Chairman** [3] | $150,000 | |
| **Committees** | **Chair** | **Member** [4] |
| ■ **Audit**<br>■ **Compensation and Talent Development** | $25,000 | $5,000 |
| ■ **Finance**<br>■ **Innovation**<br>■ **Nominating, Corporate Governance and Social Responsibility** | $15,000 | |

[1]  The annual full value stock award is in the form of fully vested shares of Altria common stock.

[2]  Paid in quarterly installments.

[3]  The Chairman also receives the annual Board member stock award, the annual Board member cash retainer and the annual Committee member cash retainers for the Committees on which he serves.

[4]  Committee Chairs also receive the Committee member annual cash retainer.

[5]  These percentages are averages and do not include the annual Chairman stock award or annual Chairman cash retainer.

## Deferred Fee Plan

A non-employee director may elect to defer all or part of the award of shares of common stock and all or part of his or her cash retainers. Pursuant to the Deferred Fee Plan for Non-Employee Directors ("Deferred Fee Plan"), deferred retainers are credited to an unfunded bookkeeping account and may be "invested" in various "investment choices," including an Altria common stock equivalent account. These "investment choices" parallel the investment options offered under the Deferred Profit-Sharing Plan for Salaried Employees and determine the "earnings" that are credited for bookkeeping purposes to a non-employee director's account. The non-employee director will receive deferred awards of common stock and cash distributions of deferred retainers either prior to or following termination of service from our Board, as elected by the non-employee director.

## Matching Gift Program

Non-employee directors are eligible to participate in our Matching Gift Program. This program is available to all employees and non-employee directors. We match eligible donations of a minimum of $25 up to $30,000 per year per employee or non-employee director on a dollar-for-dollar basis to eligible non-profit organizations. In 2020, the following non-employee directors participated in this program: Mr. Casteen, Mr. Devitre, Ms. Kelly-Ennis, Mr. Kiely, Ms. McQuade, Mr. Muñoz, Mr. Newman, Mr. Sakkab and Ms. Shanks. The aggregate amount of matching payments for these directors in 2020 was $210,700.

## Other

In addition to cash payments, stock awards and matching gifts, non-employee directors are covered under our Business Travel Accident Insurance Plan, which is available generally to all employees.

The following table presents the compensation received by the non-employee directors for service as directors in fiscal year 2020.

### Non-Employee Director Compensation Table

| Name | Fees Earned or Paid in Cash ($) | Stock Awards ($) [3] | All Other Compensation ($) [4] | Total ($) |
|---|---|---|---|---|
| John T. Casteen III | 125,000 | 175,030 | 25,100 | 325,130 |
| Dinyar S. Devitre | 140,000 | 175,030 | 30,100 | 345,130 |
| Thomas F. Farrell II [1] | 270,000 | 325,025 | 0 | 595,025 |
| Debra J. Kelly-Ennis | 125,000 | 175,030 | 17,400 | 317,430 |
| W. Leo Kiely III | 150,000 | 175,030 | 20,000 | 345,030 |
| Kathryn B. McQuade | 140,000 | 175,030 | 31,100 | 346,130 |
| George Muñoz | 150,000 | 175,030 | 30,000 | 355,030 |
| Mark E. Newman | 125,000 | 175,030 | 30,000 | 330,030 |
| Nabil Y. Sakkab | 140,000 | 175,030 | 5,000 | 320,030 |
| Virginia E. Shanks | 125,000 | 175,030 | 22,000 | 322,030 |
| Ellen R. Strahlman [2] | 17,935 | 0 | 0 | 17,935 |

[1] Amounts include (a) annual Board member cash retainer, Committee member cash retainers and Board member stock award and (b) Chairman cash retainer and stock award.

[2] Dr. Strahlman became a director effective November 2, 2020.

[3] Pursuant to the 2015 Stock Compensation Plan for Non-Employee Directors (the "2015 Non-Employee Directors Plan"), on May 14, 2020, each non-employee director received 4,866 shares of Altria common stock with an aggregate grant date fair market value of $175,030, and Mr. Farrell received an additional 4,170 shares of Altria common stock with an aggregate grant date fair market value of $149,995 as Chairman. The dollar value for the Board member stock award is slightly higher than $175,000 because the grant is made in whole shares. Mr. Farrell's combined Board member stock award and Chairman stock award was slightly higher than the $325,000 because the grant is made in whole shares. The fair market value of all shares awarded of $35.97 per share was based on the average of the high and low trading prices of Altria common stock on May 14, 2020.

[4] All Other Compensation consists of matching gifts paid in 2020 under our Matching Gift Program. In the cases of Mr. Devitre and Ms. McQuade, the amounts include matching amounts in excess of the $30,000 annual match limit due to a special matching gift program exception that was made available to all employees for Giving Tuesday, a nationally recognized charitable giving event.

## Stock Ownership Guidelines for Non-Employee Directors and Prohibition on Hedging and Pledging

Our Board believes that stock ownership guidelines further align the interests of our Board with those of our shareholders. Our non-employee directors are expected to hold shares of our common stock in an amount equal to the lesser of five times the then-current annual Board member cash retainer or 26,000 shares. Directors are expected to reach this ownership level within five years of being elected to our Board and to hold the requisite number of shares until retirement. The ownership guidelines for non-employee directors may be satisfied with all beneficially owned shares, including deferred shares and share equivalents. As of December 31, 2020, all our directors who had served on our Board for five or more years held a sufficient number of shares to satisfy these guidelines.

Our non-employee directors are not permitted to engage in hedging or pledging activities with respect to our stock. A description of Altria's hedging and pledging policies is included under "Prohibition on Hedging and Pledging" on page 78.

<table>
<tr><td><strong>Proposal</strong><br><strong>1</strong></td><td><h2>Election of Directors</h2>Our Board recommends a vote <strong>FOR</strong> each nominee.</td></tr>
</table>

We propose that the 11 individuals named below, 10 of whom our Board has affirmatively determined to be independent, be elected as directors to hold office until the next annual meeting of shareholders and until their successors have been elected and qualified, subject to their earlier death, resignation or removal. The Nominating, Corporate Governance and Social Responsibility Committee has recommended to our Board, and our Board has approved, the individuals named below.

We list in the biographies below the particular experiences, qualifications, attributes and skills of each nominee that the Nominating, Corporate Governance and Social Responsibility Committee believes will advance our Vision and one or more Vision strategies. The Committee and our Board believe that, as a group, these nominees provide our Board with an optimal balance of experience, leadership, competencies, qualifications and skills.

Although it is not anticipated that any of the individuals named below will be unable or unwilling to stand for election, in the event of such an occurrence, a proxy may be voted for a substitute designated by our Board. In lieu of designating a substitute, our Board may reduce the number of directors.

Mr. Farrell will retire from our Board following completion of his current term. As a result, our Board will be reduced to 11 members on the date of 2021 Annual Meeting. Proxies cannot be voted for a greater number of individuals than the number of nominees.

Our Board recommends a vote **FOR** each of the nominees for election as directors.

## 2021 Director Nominee Biographies and Qualifications

**Position, Principal Occupation and Professional Experience:**

*President Emeritus, University of Virginia*

- Serves as President Emeritus of the University of Virginia since 2010.
- President of the University from 1990 to 2010.
- Former University Professor and Professor of English.
- Served as President of the University of Connecticut from 1985 to 1990 and as Secretary of Education for the Commonwealth of Virginia from 1982 to 1985.

**Other Current Public Directorships:**

Strategic Education, Inc.

**Prior Public Company Directorships (within the last five years):**
None.

**Other Directorships, Trusteeships and Memberships:**

Leifur Eiríksson Foundation; Institute for Shipboard Education (Semester at Sea); Echo360, Inc. Previously served on the boards of the Chesapeake Bay Foundation, Jamestown-Yorktown Foundation, Virginia Foundation for Community College Education and the Woodrow Wilson International Center for Scholars.

**Director Qualifications:**

The Nominating, Corporate Governance and Social Responsibility Committee believes that Mr. Casteen's extensive professional, administrative, public policy and leadership experiences, particularly his role as former chief executive of a university system with top-ranking academic and medical divisions, provide clear support for his nomination for election to our Board.



### John T. Casteen III

Age: **77**

Director Since: **2010**

**Board Committees:**
- Audit
- Compensation and Talent Development
- Innovation



## Dinyar S. Devitre

Age: **73**

Director Since: **2008**

**Board Committees:**
- Executive
- Finance (Chair)
- Innovation
- Nominating, Corporate Governance and Social Responsibility

**Position, Principal Occupation and Professional Experience:**
*Former Chief Financial Officer, Altria Group, Inc.*
- Served as Senior Vice President and Chief Financial Officer of Altria Group, Inc. from April 2002 to March 2008.
- Held a number of senior management positions with Altria before being elected Senior Vice President and Chief Financial Officer in April 2002.
- Served as Special Advisor to General Atlantic LLC, a private equity firm, from June 2008 to January 2017.

**Other Current Public Directorships:**
IHS Markit Ltd.

**Prior Public Company Directorships (within the last five years):**
SABMiller plc (2007 to October 2016).

**Other Directorships, Trusteeships and Memberships:**
Avestar Capital; Pratham USA; Brooklyn Academy of Music. Previously served on the boards of The Lincoln Center for the Performing Arts, Inc., The Asia Society, Kraft Foods Inc. (now known as Mondelēz International, Inc.) and Western Union Company.

**Director Qualifications:**
The Nominating, Corporate Governance and Social Responsibility Committee believes that Mr. Devitre's significant knowledge and understanding of Altria and our businesses, together with his public company board service, his financial acumen, his public company chief financial officer experience and his general business (including international business) knowledge, provide clear support for his nomination for election to our Board.



## William F. Gifford, Jr.

Age: **50**

Director Since: **May 2020**

**Chief Executive Officer**

**Board Committees:**
- Executive Committee

**Position, Principal Occupation and Professional Experience:**
*Chief Executive Officer, Altria Group, Inc.*
- Serves as Chief Executive Officer of Altria Group, Inc. since April 2020.
- Served as Vice Chairman and Chief Financial Officer from May 2018 to April 2020.
- Served as Executive Vice President and Chief Financial Officer from March 2015 through May 2018.
- Held numerous other senior leadership roles since joining the Altria family of companies in 1992.

**Other Current Public Directorships:**
Anheuser-Busch InBev SA/NV.

**Prior Public Company Directorships (within the last five years):**
None.

**Other Directorships, Trusteeships and Memberships:**
Catalyst Inc.

**Director Qualifications:**
The Nominating, Corporate Governance and Social Responsibility Committee believes that Mr. Gifford's role as Altria's CEO and his significant knowledge and understanding of Altria, its businesses and the external environment in which Altria's businesses operate, together with his significant financial expertise and leadership experiences, provide clear support for his nomination for election to our Board.

### Position, Principal Occupation and Professional Experience:

*Retired President and Chief Executive Officer, Diageo Canada, Inc.*

- Served as President and Chief Executive Officer of Diageo Canada, Inc., a subsidiary of Diageo plc, a global spirits, wine and beer company, from 2008 to June 2012.
- Served as Chief Marketing Officer for Diageo North America, Inc., another subsidiary of Diageo plc, from 2005 to 2008.
- Held marketing, sales and general management positions with RJR/Nabisco, Inc., The Coca-Cola Company, General Motors Corporation and Grand Metropolitan PLC.

### Other Current Public Directorships:

TFI International Inc.

### Prior Public Company Directorships (within the last five years):

Carnival Corporation & plc (2012 to January 2020); PulteGroup, Inc. (1997 to September 2016).

### Other Directorships, Trusteeships and Memberships:

Dress for Success Worldwide (Director Emeritus); Trivium Packaging B.V. Previously served on the board of Hertz Global Holdings, Inc.

### Director Qualifications:

The Nominating, Corporate Governance and Social Responsibility Committee believes that Ms. Kelly-Ennis's leadership experiences, particularly her executive positions with several large, consumer-focused companies in multiple industries, and her significant marketing, innovation, sales and distribution experience at large publicly held companies, including companies in the consumer packaged goods industry, provide clear support for her nomination for election to our Board.



## Debra J. Kelly-Ennis

Age: **64**

Director Since: **2013**

**Board Committees:**
- Audit
- Innovation
- Nominating, Corporate Governance and Social Responsibility

---

### Position, Principal Occupation and Professional Experience:

*Retired Chief Executive Officer, MillerCoors LLC*

- Retired as Chief Executive Officer of MillerCoors LLC, a joint venture combining the U.S. and Puerto Rico operations of SABMiller plc and Molson Coors Brewing Company, in July 2011, a position he had held since July 2009.
- Served as President and Chief Executive Officer of Molson Coors Brewing Company from February 2005 through July 2009.
- Held a variety of executive positions at Coors Brewing Company, including Chief Executive Officer, from March 1993 to March 2005.
- Held executive positions with Frito-Lay, Inc., a subsidiary of PepsiCo, Inc., and Ventura Coastal Corporation, a division of Seven Up Inc., before joining Coors Brewing Company.

### Other Current Public Directorships:
None.

### Prior Public Company Directorships (within the last five years):
HC Government Realty Trust, Inc. (2016 to March 2019).

### Other Directorships, Trusteeships and Memberships:
Previously served on the boards of The Denver Center for the Performing Arts and the Helen G. Bonfils Foundation.

### Director Qualifications:
The Nominating, Corporate Governance and Social Responsibility Committee believes that Mr. Kiely's extensive business, administrative and leadership experiences, particularly his various executive positions, including the role of chief executive officer, in the consumer packaged goods industry, provide clear support for his nomination for election to our Board.



## W. Leo Kiely III

Age: **74**

Director Since: **2011**

**Board Committees:**
- Compensation and Talent Development (Chair)
- Executive
- Finance
- Innovation



## Kathryn B. McQuade

Age: **64**

Director Since: **2012**

**Board Committees:**
- Audit
- Compensation and Talent Development
- Executive
- Nominating, Corporate Governance and Social Responsibility (Chair)

**Position, Principal Occupation and Professional Experience:**

*Retired Executive Vice President and Chief Financial Officer, Canadian Pacific Railway Limited*

- Served as Senior Advisor of Canadian Pacific Railway Limited ("Canadian Pacific"), a transcontinental railway in Canada and the United States, from November 2012 to May 2013, after previously serving as Executive Vice President and Chief Financial Officer of Canadian Pacific from September 2008 until her retirement in November 2012.
- Joined Canadian Pacific in June 2007 as Executive Vice President and Chief Operating Officer.
- Served as Executive Vice President – Planning and Chief Information Officer at Norfolk Southern Corporation where she spent 27 years in key information technology, strategic planning and finance leadership positions prior to joining Canadian Pacific.

**Other Current Public Directorships:**

TransAlta Renewables Inc.

**Prior Public Company Directorships (within the last five years):**

None.

**Other Directorships, Trusteeships and Memberships:**

Previously served on the board of The College of William & Mary Foundation.

**Director Qualifications:**

The Nominating, Corporate Governance and Social Responsibility Committee believes that Ms. McQuade's significant financial and accounting expertise, particularly her experience as a public company chief financial officer, her information technology expertise, her general business knowledge and her management experience in a regulated industry, provide clear support for her nomination for election to our Board.



## George Muñoz

Age: **69**

Director Since: **2004**

**Board Committees:**
- Audit (Chair)
- Executive
- Finance
- Nominating, Corporate Governance and Social Responsibility

**Position, Principal Occupation and Professional Experience:**

*Principal, Muñoz Investment Banking Group, LLC and Partner, Tobin & Muñoz*

- Serves as a principal of Muñoz Investment Banking Group, LLC.
- Serves as a partner in the law firm of Tobin & Muñoz.
- Served as President and Chief Executive Officer of the Overseas Private Investment Corporation from 1997 to January 2001.
- Served as Chief Financial Officer and Assistant Secretary of the United States Treasury Department from 1993 to 1997.

**Other Current Public Directorships:**

Marriott International, Inc.; Laureate Education, Inc.

**Prior Public Company Directorships (within the last five years):**

Anixter International, Inc. (2004 to June 2020).

**Other Directorships, Trusteeships and Memberships:**

National Geographic Society; Direct Edge, Inc. Previously served on the boards of Esmark Incorporated and Archipelago Holdings, Inc.

**Director Qualifications:**

The Nominating, Corporate Governance and Social Responsibility Committee believes that Mr. Muñoz's accounting, financial, legal and public policy expertise, along with his background in international business and his significant professional, administrative and leadership experiences in both the private and public sectors, provide clear support for his nomination for election to our Board.



**Mark E. Newman**

Age: **57**

Director Since: **2018**

**Board Committees:**
- Audit
- Finance
- Innovation

**Position, Principal Occupation and Professional Experience:**

*Senior Vice President and Chief Operating Officer, The Chemours Company*

- Serves as Senior Vice President and Chief Operating Officer of The Chemours Company ("Chemours"), a global chemical company, since June 2019.
- Serves as the executive sponsor of the Chemours Inclusion & Diversity Council.
- Previously served as Senior Vice President and Chief Financial Officer of Chemours from 2015 to June 2019.
- Joined Chemours, then a subsidiary of E. I. du Pont de Nemours and Company, in 2014.
- Served as Senior Vice President and Chief Financial Officer for SunCoke Energy Inc., a supplier of high-quality coke used in the blast furnace production of steel, from 2011 to 2014.
- Held financial and operational leadership positions at General Motors Corporation, GMAC Financial Services, LLC and Ally Financial Inc. prior to 2011.

**Other Current Public Directorships:**
None.

**Prior Public Company Directorships (within the last five years):**
None.

**Other Directorships, Trusteeships and Memberships:**
None.

**Director Qualifications:**
The Nominating, Corporate Governance and Social Responsibility Committee believes that Mr. Newman's significant financial, accounting and operational expertise, particularly his roles as a chief financial officer and chief operating officer of a large public company in a regulated industry, along with his international business and transactional experience, including at consumer-focused companies, provide clear support for his nomination for election to our Board.



**Nabil Y. Sakkab**

Age: **73**

Director Since: **2008**

**Board Committees:**
- Executive
- Finance
- Innovation (Chair)
- Nominating, Corporate Governance and Social Responsibility

**Position, Principal Occupation and Professional Experience:**

*Retired Senior Vice President, Corporate Research and Development, The Procter & Gamble Company*

- Held a variety of positions at The Procter & Gamble Company beginning in 1974.
- Retired in November 2007 as Senior Vice President, Corporate Research and Development.

**Other Current Public Directorships:**
None.

**Prior Public Company Directorships (within the last five years):**
Deinove (2010 to April 2016); PharNext (2012 to July 2020).

**Other Directorships, Trusteeships and Memberships:**
Several privately held companies. Previously served on the board of Givaudan SA.

**Director Qualifications:**
The Nominating, Corporate Governance and Social Responsibility Committee believes that Dr. Sakkab's innovation expertise in the consumer packaged goods industry and his extensive overall business knowledge, including knowledge of regulated products, and experiences on boards of directors provide clear support for his nomination for election to our Board.



## Virginia E. Shanks

Age: **60**

Director Since: **2017**

**Board Committees:**
- Audit
- Compensation and Talent Development
- Innovation

**Position, Principal Occupation and Professional Experience:**
*Former Executive Vice President and Chief Administrative Officer, Pinnacle Entertainment, Inc.*
- Served as Executive Vice President and Chief Administrative Officer of Pinnacle Entertainment, Inc. ("Pinnacle"), a casino entertainment company, from July 2013 until October 15, 2018 when Pinnacle merged with Penn National Gaming, Inc. ("Penn National"), also a casino entertainment company.
- Served as Strategic Advisor for Penn National through December 2019 after the merger.
- Served as Executive Vice President and Chief Marketing Officer of Pinnacle from October 2010 to June 2013.
- Served as Chief Marketing Officer for Multimedia Games Inc. from 2008 to 2010 prior to joining Pinnacle.
- Held senior executive positions for more than 25 years at the property, division and corporate levels of Caesars Entertainment Corp., including Senior Vice President of Brand Management, prior to 2008.

**Other Current Public Directorships:**
EPR Properties.

**Prior Public Company Directorships (within the last five years):**
None.

**Other Directorships, Trusteeships and Memberships:**
None.

**Director Qualifications:**
The Nominating, Corporate Governance and Social Responsibility Committee believes that Ms. Shanks's significant regulated industry and consumer-oriented marketing expertise, particularly her extensive background in brand positioning and digital and database marketing, as well as her experience in information technology and cybersecurity, provide clear support for her nomination for election to our Board.



## Ellen R. Strahlman

Age: **63**

Director Since:
**November 2020**

**Board Committees:**
- Finance
- Innovation

**Position, Principal Occupation and Professional Experience:**
*Retired Executive Vice President, Research & Development and Chief Medical Officer, Becton, Dickinson and Company*
- Served as Executive Vice President, Research & Development and Chief Medical Officer of Becton, Dickinson and Company, a leading global medical technology company, from April 2013 until her retirement in January 2018.
- Served as a Senior Advisor to the CEO at GlaxoSmithKline from April 2012 through March 2013 after previously serving as the Senior Vice President and Chief Medical Officer from April 2008 through March 2012.
- Held senior executive leadership roles in global product development and commercialization, medical affairs and business development at leading pharmaceutical and medical technology companies including Pfizer, Inc., Novartis AG, Virogen Limited, Bausch & Lomb, Inc. and Merck & Co., Inc. prior to 2008.

**Other Current Public Directorships:**
None.

**Prior Public Company Directorships (within the last five years):**
None.

**Other Directorships, Trusteeships and Memberships:**
Previously served on the boards of Syncona Limited (LSE: SYNC) and Syncona Partners LLP.

**Director Qualifications:**
The Nominating, Corporate Governance and Social Responsibility Committee believes that Dr. Strahlman's significant experience in global product development and commercialization in regulated industries, as well as her medical background and experience in biosciences, provide clear support for her nomination for election to our Board.

# Audit Committee Matters

## Annual Evaluation and Selection of Independent Registered Public Accounting Firm

PricewaterhouseCoopers LLP ("PricewaterhouseCoopers") has been Altria's independent registered public accounting firm since 1998. Prior to 1998, Altria's independent registered public accounting firm was Coopers & Lybrand L.L.P. (until its merger with Price Waterhouse LLP in 1998). In addition to assuring the rotation of the audit partners every five years as required by law, the Audit Committee is responsible for selecting, reviewing and evaluating the lead partner and senior members of the audit engagement team and considers whether, in order to assure continuing auditor independence, there should be a rotation of the firm.

In selecting PricewaterhouseCoopers as our independent registered public accounting firm, the Audit Committee conducted its annual evaluation of the firm. This evaluation considers a number of factors in deciding whether to re-engage PricewaterhouseCoopers as the independent registered public accounting firm, including technical competence, knowledge of our industry and Altria, quality of services, reputation and communications with management and the Audit Committee. The Audit Committee also evaluates the firm's independence program and quality control procedures, the results of Public Company Accounting Oversight Board ("PCAOB") and peer reviews of the firm's quality controls and the appropriateness of the firm's fees. The Audit Committee also considers PricewaterhouseCoopers's tenure and, while the Audit Committee periodically considers firm rotation, it continues to believe that extended tenure results in higher quality audit work with greater operational efficiencies through the leveraging of PricewaterhouseCoopers's deep institutional knowledge of our operations and businesses, accounting policies and practices, and internal control over financial reporting. The Audit Committee is also mindful of the advisability and potential impact of selecting a different firm, including the significant time commitment and expense inherent in on-boarding a new independent registered public accounting firm.

The Audit Committee and our Board believe that the continued retention of PricewaterhouseCoopers to serve as our independent registered public accounting firm is in the best interests of Altria and our shareholders.

## Independent Registered Public Accounting Firm's Fees

The Audit Committee has the sole authority to approve all engagement fees and terms associated with the retention of PricewaterhouseCoopers. As noted in the Audit Committee Report on page 24, the Audit Committee pre-approved all fees associated with the services that the firm provided in 2020.

Aggregate fees, including out-of-pocket expenses, for professional services rendered by PricewaterhouseCoopers for fiscal years ended December 31, 2020 and 2019 were comprised of the following (in thousands):

|  | 2020 ($) | 2019 ($) |
|---|---|---|
| Audit Fees [(1)] | 6,761 | 6,515 |
| Audit-Related Fees [(2)] | 745 | 1,190 |
| Tax Fees [(3)] | 1,235 | 1,469 |
| All Other Fees [(4)] | 5 | 8 |
| **TOTAL** | **8,746** | **9,182** |

[(1)] Fees and expenses associated with professional services rendered by PricewaterhouseCoopers in connection with (a) the audit of our consolidated financial statements and internal control over financial reporting, including statutory audits of the financial statements of our subsidiaries; (b) reviews of our unaudited condensed consolidated interim financial statements; and (c) reviews of documents filed with the SEC.

[(2)] Fees and expenses for professional services rendered by PricewaterhouseCoopers for audit-related services, which include certain employee benefit plan audits, accounting consultations and procedures relating to various other audit and special reports.

[(3)] Fees and expenses for professional services rendered by PricewaterhouseCoopers in connection with U.S. and foreign tax compliance and planning, and consultation and advice on tax examinations.

[(4)] Other fees were related to licenses for technical accounting tools.

# Pre-Approval Policy

The Audit Committee's policy is to pre-approve all audit and permissible non-audit services provided by the independent registered public accounting firm. These services may include audit services, audit-related services, tax services and other services. Pre-approval is detailed as to the particular service or category of service and is subject to a specific budget. The Audit Committee requires the independent registered public accounting firm and management to report on the actual fees charged for each category of service at Audit Committee meetings throughout the year.

During the year, circumstances may arise when it may become necessary to engage the independent registered public accounting firm for additional services not contemplated in the original pre-approval. In those instances, the Audit Committee requires specific pre-approval before engaging the independent registered public accounting firm. The Audit Committee has delegated pre-approval authority to the Chair of the Audit Committee for those instances when pre-approval is needed prior to a scheduled Audit Committee meeting. The Chair of the Audit Committee must report on such approvals at the next scheduled Audit Committee meeting.

# Audit Committee Report for the Year Ended December 31, 2020

Management has the primary responsibility for Altria's financial statements and the reporting process, including the systems of internal accounting control. The Audit Committee monitors Altria's financial reporting processes and systems of internal accounting control, the independence and the performance of PricewaterhouseCoopers and the performance of the internal auditors.

The Audit Committee has received representations from management that Altria's consolidated financial statements were prepared in accordance with GAAP and that Altria maintained effective internal control over financial reporting, and the Audit Committee has reviewed and discussed the consolidated financial statements with management and PricewaterhouseCoopers. The Audit Committee has discussed with PricewaterhouseCoopers its evaluation of the accounting principles, practices and judgments applied by management, and the Audit Committee has discussed with PricewaterhouseCoopers the matters required to be discussed by applicable standards adopted by the PCAOB.

The Audit Committee has received from PricewaterhouseCoopers written disclosures and a letter required by applicable requirements of the PCAOB regarding PricewaterhouseCoopers's communications with the Audit Committee concerning independence and has discussed with PricewaterhouseCoopers its independence from Altria and its management. The Audit Committee pre-approved all fiscal year 2020 audit and permissible non-audit services provided by PricewaterhouseCoopers and the fees for those services included on page 23. As part of this process, the Audit Committee reviewed non-audit services and fees to assure compliance with regulations prohibiting the independent registered public accounting firm from performing specified services that might impair its independence.

The Audit Committee discussed with Altria's internal auditors and PricewaterhouseCoopers the overall scope of and plans for their respective audits. The Audit Committee has met with the internal auditors and PricewaterhouseCoopers, separately and together, with and without management present, to discuss Altria's financial reporting processes and internal control over financial reporting. The Audit Committee has reviewed significant audit findings prepared by PricewaterhouseCoopers and those prepared by the internal auditors, together with management's responses.

Based on the reviews and discussions referred to above, the Audit Committee recommended to our Board the inclusion of the audited consolidated financial statements in Altria's 2020 Form 10-K.

**Audit Committee:**

**George Muñoz, Chair**
**John T. Casteen III**
**Debra J. Kelly-Ennis**
**Kathryn B. McQuade**
**Mark E. Newman**
**Virginia E. Shanks**

**Proposal**

# 2

## Ratification of the Selection of Independent Registered Public Accounting Firm

Our Board recommends a vote **FOR** ratification of the selection of PricewaterhouseCoopers.

As reflected in the Audit Committee Charter, the Audit Committee is directly responsible for the appointment, compensation, retention and oversight of the independent registered public accounting firm retained to audit our consolidated financial statements. The Audit Committee has selected PricewaterhouseCoopers as our independent registered public accounting firm for the fiscal year ending December 31, 2021 and has directed that management submit such selection to shareholders for ratification at the 2021 Annual Meeting.

Shareholder ratification of the selection of PricewaterhouseCoopers as our independent registered public accounting firm is not required by our By-Laws or otherwise. However, we are submitting the selection of PricewaterhouseCoopers to shareholders for ratification as a matter of good corporate governance. If our shareholders fail to ratify the selection, the Audit Committee will reconsider whether to retain PricewaterhouseCoopers. Even if the selection is ratified, the Audit Committee in its discretion may appoint a different independent registered public accounting firm at any time during the year if it is determined that such a change would be in the best interests of Altria and our shareholders.

We expect representatives of PricewaterhouseCoopers to be present at the meeting. The representatives will have an opportunity to make a statement if they so desire and be available to respond to appropriate questions.

Our Board recommends a vote **FOR** ratification of the selection of PricewaterhouseCoopers.

# Executive Compensation – Table of Contents

# Executive Compensation

# Letter from the Compensation and Talent Development Committee

## Dear Fellow Shareholder:

The year 2020 presented multiple challenges to Altria, its employees and its shareholders, as described more fully in this Proxy Statement and elsewhere. The Committee has been pleased with how Altria's senior leadership and employees at all levels have responded to these challenges. They led Altria to deliver strong operational results in its core tobacco businesses, made tangible progress against its reduced-harm product aspirations and deftly managed the impact of the COVID-19 pandemic on employees by establishing robust protocols and programs to support their safety, health and physical and mental well-being.

The Committee faced another new challenge in 2020 — responding to a poor say on pay advisory vote. After nine consecutive years of say on pay advisory vote results averaging 94.3% support for the compensation of Altria's NEOs, you spoke loudly and clearly when only 49.3% of the votes cast at the 2020 Annual Meeting supported the compensation of Altria's NEOs and pay decisions in 2019 and early 2020. We have long been committed to designing and executing compensation programs that clearly and consistently align your interests as shareholders with those of executives and link executive pay to company performance. We assure you that the result of this vote got our full attention.

In the Compensation Discussion and Analysis that follows, we will share more specific information regarding our engagement with shareholders and the actions we are taking in response to what we heard. Know that we appreciate the interaction and candid feedback from our shareholders. In that regard, what we primarily heard was discontent with specific payments made to two departing executives. We also appreciate that some of you felt this vote on NEO pay was a good means to express your disappointment with Altria's investment in JUUL and its subsequent performance.

Apart from those specific matters, we were pleased to hear from nearly all those shareholders with whom we engaged that they are satisfied with the overall design and execution of our executive compensation program and our historical alignment of pay with performance. Thus, while shareholder feedback did not suggest significant changes to our executive compensation program generally, we concluded it did warrant changes to how we consider payments to departing executives, particularly treatment of unvested PSUs. We also expect to continue to enhance our disclosure of our pay plans and related decisions. More specifics on these actions can be found at pages 30-33.

Finally, we are honored to have the opportunity to serve as your representatives on this Committee and the Board of Directors. We appreciate your feedback and the trust you have placed in us.

**Your Compensation and Talent Development Committee**

**Your Compensation and Talent Development Committee**

**John T. Casteen III**

**Thomas F. Farrell II**

**W. Leo Kiely III, Chair**

**Kathryn B. McQuade**

**Virginia E. Shanks**

<table>
<tr><td>

**Compensation and Talent Development Committee Report for the Year Ended December 31, 2020**

</td><td>

The Compensation and Talent Development Committee has reviewed and discussed the "Compensation Discussion and Analysis" section of this Proxy Statement with management. Based on its review and discussions with management, the Compensation and Talent Development Committee recommended to our Board that the Compensation Discussion and Analysis be included in this Proxy Statement.

**Compensation and Talent Development Committee:**

**W. Leo Kiely III, Chair**
**John T. Casteen III**
**Thomas F. Farrell II**
**Kathryn B. McQuade**
**Virginia E. Shanks**

</td></tr>
</table>

# Compensation Discussion and Analysis

## Introduction

In this section, we provide a detailed description of our executive compensation program, with a focus on decisions by the Compensation and Talent Development Committee (for purposes of the "Executive Compensation" section, the "Committee") with respect to our NEOs:

| Name | Position |
|------|----------|
| **William F. Gifford, Jr.** | Chief Executive Officer, Altria Group, Inc. |
| **Howard A. Willard III** | Former Chairman of the Board and Chief Executive Officer, Altria Group, Inc. |
| **Salvatore Mancuso** | Executive Vice President and Chief Financial Officer, Altria Group, Inc. |
| **Murray R. Garnick** | Executive Vice President and General Counsel, Altria Group, Inc. |
| **Jody L. Begley** | Executive Vice President and Chief Operating Officer, Altria Group, Inc. |
| **Charles N. Whitaker** | Senior Vice President, Chief Human Resources Officer and Chief Compliance Officer, Altria Group, Inc. |

Mr. Willard retired as Chairman of the Board and CEO effective April 14, 2020. Mr. Gifford, who previously served as Vice Chairman and CFO, was elected CEO effective April 16, 2020. Mr. Mancuso was elected Executive Vice President and CFO effective April 16, 2020.

# Overview

## Compensation Philosophy

Our goal is to design our executive compensation program to align the interests of our executive officers with the interests of our shareholders. We believe this requires:

| clear articulation of corporate and individual performance goals | a competitive, financially disciplined executive compensation program that rewards past success and creates the appropriate incentives for future conduct | transparent measurement against both corporate and individual performance goals |

## Financial Performance

Our business performance is a key factor in determining executive compensation. 2020 provided unforeseen challenges from the COVID-19 pandemic and an unplanned CEO transition. As reflected in the "2020 Business Highlights" section beginning on page iii, our core tobacco businesses delivered outstanding performance in 2020. Additionally, we took significant steps in pursuit of our Vision in a turbulent 2020. Although we did not meet our original adjusted diluted EPS target primarily due to the shortfall in income from our ownership interest in ABI resulting from the impact of the COVID-19 pandemic on ABI's business, our tobacco businesses and employees were resilient, delivering strong financial performance and progress against the strategic initiatives. The following graphs summarize our one- and three-year performance against key financial indicators:

### Adjusted Diluted EPS [1] (12/31/2017 – 12/31/2020) ($)



8.6% CAGR [2]

$4.02 (2018) · $4.21 (2019) · $4.36 (2020)

(1) 2017, 2018 and 2019 adjusted diluted EPS amounts were restated to reflect changes to ABI special items.

(2) Compound annual growth rate ("CAGR") based on 2017 adjusted diluted EPS of $3.40.

### Dividend Rate [1] (8/23/2018 – 7/27/2020) ($)



9.2% CAGR [2]

3.20 (Aug. 2018) · 3.36 (Aug. 2019) · 3.44 (Jul. 2020)

(1) Annualized dividend based on quarterly dividend rate per share of Altria common stock declared during each year.

(2) CAGR based on the annualized dividend rate per share of Altria common stock of $2.64 that was declared in August 2017.

### 2020 TSR [1] (12/31/2019 – 12/31/2020) (%)



(10.4) Altria · 5.6 S&P Food, Beverage & Tobacco Index · 18.4 S&P 500 Index

(1) FactSet Daily Return (December 31, 2019 – December 31, 2020). Assumes reinvestment of dividends as of the ex-dividend date.

### Three-Year TSR [1] (12/31/2017 – 12/31/2020) (%)



(29.5) Altria · 12.2 S&P Food, Beverage & Tobacco Index · 48.9 S&P 500 Index

(1) FactSet Daily Return (December 31, 2017 – December 31, 2020). Assumes reinvestment of dividends as of the ex-dividend date.

## Pay-For-Performance

The following graph illustrates the relationship between our CEOs' total direct compensation (including annualized LTIP compensation) and our indexed TSR:



**CEO Pay vs. Indexed TSR [1]**

A key reason for the CEO pay increase in 2020 is that CEO pay for 2018 and 2019 reflects the actual annualized allocation of the 2017 – 2019 LTIP award performance cycle (which was significantly below target), whereas the 2020 figure assumes target (100%) individual and business performance for that year of the 2020 – 2022 LTIP performance cycle and includes the 183% transition multiplier discussed under "Use of Overlapping LTIP Performance Cycles" on page 40. In addition, 2018 pay reflects a lower change in pension value by almost $2 million and 2019 pay reflects no award under the 2019 Annual Incentive Award plan.

[1]    Indexed TSR reflects a December 31, 2017 starting point (with a nominal value of 100) and represents the total growth (including dividends) from that date through each December 31.

[2]    2018 represents Mr. Willard's total direct compensation, calculated as a mix of his total direct compensation as Executive Vice President and COO (January 1 through May 16) and as Chairman and CEO (May 17 through December 31).

[3]    2019 represents Mr. Willard's total direct compensation.

[4]    2020 represents Mr. Gifford's total direct compensation, which was a mix of his total direct compensation as CFO (January 1 through April 15) and as CEO (April 16 through December 31).

## Say on Pay and Shareholder Engagement

We provide our shareholders an annual advisory vote ("say on pay") on the compensation of our NEOs. While this vote is not binding, the Committee is committed to taking into account shareholder feedback as the Committee regularly reviews our program based on our compensation philosophy and best practices in the market.

We have historically received strong support from our shareholders regarding our executive compensation programs. The results of our annual say on pay votes have averaged 94.3% in favor of our executive compensation program over the nine years since we instituted say on pay votes (from 2011–2019) and, during this period, we enjoyed consistent support from proxy advisory firms.

However, at the 2020 Annual Meeting, our say on pay vote received only 49.3% support from our shareholders. In response, we conducted significant outreach in the months following the vote to understand the concerns of our shareholders, consulted with external compensation advisors and reviewed our executive compensation program against external market and governance trends. We focused our shareholder outreach on our top 60 shareholders — representing more than 51% of our shares outstanding — and engaged with every shareholder that accepted our request to meet (several either declined or did not respond to the invitations). In total, we met with shareholders representing more than 34% of our shares outstanding.

Management representatives during these engagements included our Senior Vice President, Chief Human Resources Officer and Chief Compliance Officer; Vice President, Total Rewards & HR Services; Vice President, Investor Relations; and our Vice President, Corporate Secretary and Associate General Counsel. The Committee Chair also attended a majority of the meetings.

Based on these engagements, it was clear that two overriding matters led to the disappointing result of the say on pay vote:

- Shareholder disappointment with the separation payments we made to Mr. Crosthwaite (our former Chief Growth Officer who departed in September 2019) and Mr. Willard (our former Chairman and CEO who retired in April 2020); and

- Shareholder dissatisfaction with our investment in JUUL and its subsequent performance, and their view that the say on pay vote was a means to register that dissatisfaction.

As part of these engagements, we also asked for feedback on our overall executive compensation program. Notably, we received broad support for our program and positive commentary on Altria's alignment between pay and company performance. Most of the shareholders we engaged noted their concerns were isolated to the above matters, which they recognized were anomalous, not systemic or recurring. A few shareholders suggested greater differentiation between annual and long-term incentive measures, disclosure enhancements, and considerations on design features such as the mix between long-term equity and cash.

The following table highlights the predominant concerns expressed by shareholders and actions the Committee has taken in response to those concerns.

## Treatment of Long-Term Performance-Based Compensation Upon Separation of Executive Officers (Other than due to Normal Retirement, Death, Disability or Change in Control)

| | |
|---|---|
| **Shareholder Feedback** | The payments to Mr. Willard included cash payments for some of his forfeited PSUs at a target level of performance. Several shareholders believed that these payments were excessive and disagreed with calculating unvested PSUs at target, given the decline in shareholder value during his tenure. |
| **Committee's Rationale** | Given the unplanned nature of this retirement, the Committee believed that paying for certain forfeited PSUs at a target level, rather than a lower level, was in the interest of Altria and our shareholders to help ensure a smooth CEO transition from Mr. Willard, after his 27-year career with Altria, to Mr. Gifford. The payments to Mr. Willard were conditioned upon an agreement and general release, which included, among other things, an affirmation of Mr. Willard's non-competition obligations. |
| **Committee's Response** | While situations like this are unusual and infrequent, based on shareholder feedback, the Committee decided to adopt guidelines specifying how payments of long-term performance-based compensation should be structured (when appropriate at all) for outgoing executive officers. Those guidelines now specify that the Committee will not accelerate vesting or make payments for forfeited long-term performance-based awards (such as PSUs granted after 2020 and LTIP cash payments) on the basis of target performance. Rather, the Committee will base such vesting or payments on actual performance either for the full cycle or through the date of separation. The guidelines further specify that such vesting or payments will typically be prorated for the period that the executive officer worked during the performance cycle(s). |

## Separation Payments Upon Voluntary Resignations

| Shareholder Feedback | The payments to Mr. Crosthwaite following his separation from the company included a special recognition payment of $2.5 million, which several shareholders deemed excessive. Some shareholders also expressed the view that the hiring company should bear the expense of mitigating an executive's lost stock or pension value. |
|---|---|
| Committee's Rationale | Mr. Crosthwaite's departure reflected an isolated and unusual situation, at a critical moment for Altria. He is an experienced industry leader who made the independent decision to become CEO of JUUL, in which Altria has a 35% ownership interest. While intended to help facilitate his transition to JUUL, the Committee acknowledges that the payment was contrary to the views established by some shareholders related to separation payments. |
| Committee's Response | As noted, the Committee believes this was a unique situation, and it does not anticipate future separation payments to executive officers who voluntarily leave the company. The Committee also agrees with shareholder feedback that the hiring company should typically bear the expense of mitigating an executive's lost stock or pension value. Thus, the guidelines the Committee has adopted specify that, as a general proposition, special separation payments to executive officers who voluntarily leave Altria are disfavored and will only be paid under unusual circumstances.<br><br>However, because it is unable to anticipate every situation, the Committee believes it should have flexibility to facilitate executive officer departures that are in the best interests of Altria and our shareholders based on particular facts and circumstances, rather than prescribe inflexible rules prospectively. Therefore, if the Committee determines that due to unusual circumstances, a special separation payment is appropriate and in the best interests of Altria and our shareholders, the full rationale for any such payments will be provided in any required disclosures. Moreover, the guidelines provide that no such payments will exceed three times the executive's base salary. |

## Performance of Strategic Investments

| Shareholder Feedback | Several shareholders expressed dissatisfaction with Altria's strategic investment in JUUL and its subsequent performance. Several stated that they used the say on pay vote to make our Board aware of their concerns. |
|---|---|
| Committee's Rationale | The Committee understands shareholder dissatisfaction with the performance of our JUUL investment and their decision to express such dissatisfaction by voting against the say on pay proposal. The Committee strives to consistently link pay and performance for all NEOs and believes it has consistently held all NEOs accountable for actual performance outcomes through regular annual pay cycle decisions. For example, the Committee believes it appropriately reflected accountability for JUUL's investment performance in the awards made to Mr. Willard in connection with the 2019 Annual Incentive Award plan (he received no award) and the 2017 – 2019 LTIP (his award was reduced by 41% or $2.87 million, in addition to a below target company rating of 85%, for this performance period). |
| Committee's Response | The Committee will continue to consider the performance of Altria's strategic investments in making applicable executive compensation awards to reflect appropriate accountability for the results of these investments. |

A small number of shareholders noted that adjusted diluted EPS is used in both our Annual Incentive Award plan and our long-term incentive plans. While they indicated that this did not drive their say on pay vote, they stated a preference for different measures in annual and long-term incentive plans. In approving new programs each year, the Committee reviews financial measures and strategic initiatives, and it periodically considers alternative measures. The Committee believes that adjusted diluted EPS remains an important measure because delivering steady earnings growth – annually and over time – and converting earnings to dividends remains one of our shareholders' highest priorities and is critical to sustained success. However, in its recent review of performance measures, the Committee decided to reduce the weighting of this measure for the 2021 Annual Incentive Award plan and add a new measure, total OCI, for the annual plan. We will provide more details in the Proxy Statement for the 2022 Annual Meeting reporting on 2021 compensation.

In addition to the actions noted above, the Committee will continue to take the results of future say on pay votes and shareholders' perspectives and feedback into consideration when making future decisions with respect to Altria's executive compensation program. As evidence of the Committee's responsiveness to prior shareholder feedback, best practices and market trends, we have made changes to Altria's executive compensation program over the past several years. Examples of such changes include:

| Year | Change |
|---|---|
| 2015 | Established "double-trigger" change-in-control provisions and a 12-month minimum vesting period for stock grants under our 2015 PIP, our shareholder-approved equity plan. Both provisions were maintained in our 2020 PIP; |
| 2017 | Reduced the weighting of RSUs and introduced PSUs, ensuring that long-term incentive targets are at least 60% performance-based (PSUs and our cash-based LTIP); |
| 2018 and 2019 | Eliminated executive perquisites for financial counseling and company-provided vehicles; |
| 2020 | Eliminated physical exams as an executive perquisite and transitioned our cash-based LTIP from three-year end-to-end performance cycles to three-year overlapping cycles, with a new performance cycle introduced each year, enabling the Committee to re-prioritize financial or strategic focus areas as needed to successfully pursue our Vision. |

Finally, the Committee expects to continue our consistent practice of designing executive compensation programs that:

- align the interests of shareholders and executives;
- deliver executive pay that is aligned with company performance;
- focus executives on creating value in both the short- and long-term; and
- do not encourage unnecessary or excessive risk-taking.

## 2020 Performance of NEOs

The Committee considered several factors in approving each element of 2020 executive compensation. For the 2020 Annual Incentive Award plan, the Committee primarily evaluated our financial and strategic performance, as described under "Financial Performance" on page 29. The Committee also considered the individual performance of each active NEO for purposes of approving salary increases, annual cash incentive awards and equity awards. Executives receive variable elements of short- and long-term compensation only after the relevant performance period has ended and the Committee has assessed Altria's actual performance and executive performance relative to stated goals established at the beginning of the period. In addition, the Committee considers industry compensation market data and tally sheets for each of the NEOs that include their total cash and long-term compensation for the last three years.

The Committee evaluated our NEOs' progress against their performance goals and the relationship of their performance to our overall 2020 results. We discuss the 2020 performance of each NEO below.



### William F. Gifford, Jr.
Chief Executive Officer

### Key Responsibilities
Mr. Gifford provided strategic leadership to the executive team and employees in a dynamic, competitive and highly regulated environment. He also serves as one of our designated directors on the Board of Directors of ABI.

### 2020 Achievements
Mr. Gifford:

- Led Altria through the COVID-19 pandemic and societal unrest related to racial inequity, while transitioning into the CEO role mid-year;

- Led Altria in achieving 3.6% adjusted diluted EPS growth and 8.1% consolidated adjusted OCI growth for 2020;

- Oversaw the implementation of our Vision, Our Cultural Aspiration and I&D Aiming Points to define our path forward;

- Oversaw both the smokeable and oral tobacco products segments as they delivered excellent financial results, while maintaining the strength of *Marlboro*, *Copenhagen* and *Black & Mild*;

- Led steady progress against *IQOS* and *on!* expansion plans; furthered Altria's harm reduction aspiration by advancing internal innovative product development; fostered conditions for long-term leadership in harm reduction through extensive government and regulatory affairs advocacy; and

- Provided executive sponsorship of Altria's MOSAIC (LGBTQ+) employee resource group.



**Murray R. Garnick**
Executive Vice President and General Counsel

**Key Responsibilities**
Mr. Garnick's responsibilities included leading Altria's Law and Regulatory Affairs functions and overseeing the development and execution of legal and regulatory strategies.

**2020 Achievements**
Mr. Garnick:

- Managed complex litigation matters, including FTC litigation in connection with the JUUL investment, product liability and securities cases, *Engle*-progeny cases, and litigation relating to the Master Settlement Agreement and previously settled state agreements;

- Oversaw the preparation and filing of numerous applications with the FDA, including filing the PMTAs for 35 *on!* products and numerous successful substantial equivalence applications for a range of our companies' cigarette and oral tobacco products;

- Oversaw legal strategy and support in connection with the JUUL and Cronos investments;

- Led Altria with the advancement of regulatory policies to promote the availability of reduced risk products, culminating in the FDA's authorization of *IQOS* as the first inhalable modified risk tobacco product and enabling the PM USA *IQOS* team to deploy use of the reduced exposure claim; and

- Provided executive sponsorship of Altria's EAST Asian employee resource group.



**Salvatore Mancuso**
Executive Vice President and Chief Financial Officer

**Key Responsibilities**
Mr. Mancuso's responsibilities included overseeing Altria's Tax, Treasury, Audit, Financial Planning & Analysis and Controller functions, while also overseeing Procurement, Real Estate & Security, Information Services and Philip Morris Capital Corporation.

**2020 Achievements**
Mr. Mancuso:

- Identified approximately $180 million in enterprise cost reductions;

- Led Altria's efforts to secure our liquidity position in light of market and business risks posed by the COVID-19 pandemic;

- Oversaw supply chain efforts to ensure uninterrupted goods and services for our manufacturing and other business operations during the COVID-19 pandemic;

- Provided executive oversight of continued efforts to enhance analytics infrastructure to increase diverse supplier spending over time;

- Oversaw development of facility and security processes to enhance employee safety for both remote work and on-site employees due to the COVID-19 pandemic;

- Worked with Ste. Michelle leadership to develop a strategic reset to manage inventories while identifying operational efficiencies resulting in incremental cash flow and cost savings; and

- Provided executive sponsorship of Altria's UNIFI Black employee resource group.



### Jody L. Begley
Executive Vice President and Chief Operating Officer

**Key Responsibilities**

Mr. Begley led Altria's core tobacco businesses as well as Engineering, Quality and Product Development support.

**2020 Achievements**

Mr. Begley:

- Led both the smokeable and oral tobacco products segments in delivering excellent financial results growing adjusted OCI by 10.2% ($938 million) in the smokeable products segment and 7.3% ($118 million) in the oral tobacco products segment versus 2019, while maintaining the strength of *Marlboro, Copenhagen* and *Black & Mild;*

- Oversaw the USSTC/Helix team's efforts to establish *on!* to more effectively compete in the rapidly growing nicotine pouch segment, submit PMTAs for *on!* and scale annualized production capacity to 50 million cans by the end of 2020;

- Advanced Altria's non-combustible product development processes and product pipeline; and

- Provided executive sponsorship of Altria's UNIFI Black employee resource group.



### Charles N. Whitaker
Senior Vice President, Chief Human Resources Officer and Chief Compliance Officer

**Key Responsibilities**

Mr. Whitaker's responsibilities included leading the talent strategy for Altria and its family of companies, including our recruiting, leadership development, total rewards, inclusion and diversity, and transformation efforts, as well as overseeing Altria's Compliance & Integrity Program.

**2020 Achievements**

Mr. Whitaker:

- Oversaw culture and talent initiatives to help enable our Vision and Our Cultural Aspiration, which led to significantly improved employee engagement scores and Altria's recent certification as a *Great Place to Work*™;

- Oversaw implementation of a new performance management system to promote greater leadership accountability for developing people and rewarding performance;

- Promoted I&D by overseeing: (i) the roll-out of the I&D Aiming Points; (ii) a new system to rate each executive on an inclusion, diversity and equity spectrum; (iii) the creation of an internal Open Talent Marketplace to allow employees to apply for open positions previously filled through placements by management; and (iv) enhancements to recruiting processes to enable the hiring of more diverse talent;

- Helped rapidly establish our task force and infrastructure to respond to the COVID-19 pandemic, including overseeing significant enhancements to health and welfare benefits and programs to support employees' safety, health and well-being; and

- Oversaw the implementation of Altria's new Compliance & Integrity Program Charter and updated Standards.

# Executive Compensation Design

## Principles

Our executive compensation program includes multiple performance metrics to assess the efforts of all executives in pursuing our strategies. Specifically, our program is designed to satisfy the following objectives:

- promote pursuit of business strategies that are aligned with our Vision, intended to create long-term value for shareholders and executed with integrity;
- reward responsible and quality execution by making a significant portion of our executives' compensation dependent on the achievement by Altria of key financial and strategic goals and their individual performance;
- align the interests of shareholders and executives through equity and cash performance-based long-term incentive awards, stock ownership and holding requirements and anti-hedging and anti-pledging policies with respect to our stock;
- build leadership capabilities and culture to achieve our Vision and Our Cultural Aspiration; and
- promote internal fairness and a disciplined qualitative and quantitative assessment of performance.

The elements of our executive compensation program serve these objectives with the following design principles (as shown in the chart below), including a mix of:

- fixed and at-risk variable performance-based compensation, with executives at higher levels subject to a higher proportion of variable compensation;
- short- and long-term compensation to appropriately reward and motivate the achievement of both annual and long-term goals and objectives;
- cash and equity compensation that seeks to discourage actions solely driven by our stock price to the detriment of strategic goals and to minimize the potentially dilutive nature of equity compensation on shareholder value; and
- equity compensation consisting of RSU and PSU awards.

### 2020 CEO and Other NEOs Pay Mix [1][2]

| | Salary | Annual Incentive | Long-Term Cash Incentive | Long-Term Equity (PSUs) | Long-Term Equity (RSUs) |
|---|---|---|---|---|---|
| **CEO** | 12% | 17% | 29% | 17% | 25% |
| **Other NEOs (Band B)** | 18% | 17% | 25% | 16% | 24% |
| **Other NEOs (Band D)** | 30% | 18% | 21% | 12% | 18% |

[1]  Includes 2020 salary range midpoint, target award under the 2020 Annual Incentive Award plan, target value of 2020 equity awards and target 2020 – 2022 LTIP award.

[2]  Due to rounding, percentages may not total to 100%.

The target Long-Term Cash Incentive percentages in the chart above reflect target award amounts approved by the Committee before application of the 183% transition multiplier that is described under "Use of Overlapping LTIP Performance Cycles" on page 40. Presenting the target award amounts before the application of the multiplier is intended to better illustrate the mix of compensation without the distortive effects of the transition multiplier. Application of the transition multiplier would yield the following percentages:

- CEO: Salary (9%), Annual Incentive (14%), Long-Term Cash Incentive (43%), PSUs (13%) and RSUs (20%);
- Band B: Salary (15%), Annual Incentive (14%), Long-Term Cash Incentive (38%), PSUs (13%) and RSUs (19%); and
- Band D: Salary (26%), Annual Incentive (16%), Long-Term Cash Incentive (32%), PSUs (10%) and RSUs (16%).

## Elements

The table below summarizes the elements and objectives of the 2020 executive compensation program for the NEOs. The general objective of each element is to attract and retain world-class leaders.

### 2020 Executive Compensation Program

| | Element | Summary Description | Objective |
|---|---|---|---|
| **Annual Compensation** | **Salary** | Fixed cash compensation based on role at Altria. | ▪ Provide financial stability<br>▪ Recognize individual role, experience, responsibility and performance |
| | **Annual Incentive Awards** | Cash-based incentive plan based on performance during the plan year. | ▪ Recognize annual financial and strategic performance after it is delivered<br>▪ Recognize annual individual performance after it is delivered |
| **Long-Term Incentive Compensation** | **Equity Awards** | RSU and PSU awards based on prior year's individual performance and advancement potential, vesting after a three-year period. PSU payout amount tied to achievement of company performance measures. | ▪ Align NEOs' interests with shareholders through company performance and stock ownership<br>▪ Recognize individual performance after it is delivered and advancement potential<br>▪ Build stock ownership<br>▪ Retain talented leaders |
| | **Long-Term Incentive Plan** | Cash-based incentive plan based on three-year financial and strategic goals. | ▪ Align NEOs' interests with shareholders<br>▪ Recognize long-term financial and strategic performance after it is delivered<br>▪ Retain talented leaders |

| | Element | Summary Description | Objective |
|---|---|---|---|
| **Post-Termination Benefits and Change in Control Payments** | **Defined Benefit Plans** | Retirement plans providing for the continuation of a portion of compensation upon retirement or separation from service. Generally, employees hired prior to January 1, 2008 are eligible. | ▪ Provide opportunity for financial security in retirement |
| | **Defined Contribution Plans** | Annual cash contribution based on a formula related to adjusted diluted EPS growth and, for employees not participating in a defined benefit plan, a supplemental contribution and matching contributions. Includes an Altria stock investment option. | ▪ Provide opportunity for financial security in retirement<br>▪ Provide additional opportunity to build stock ownership |
| **Post-Termination Benefits and Change in Control Payments** | **Change in Control Payments** | Payments to executives in connection with a defined change in the ownership of Altria. Change in control provisions are contained in our 2015 PIP and our 2020 PIP. | ▪ Allow NEOs to focus on delivering shareholder value in a period of uncertainty<br>▪ Allow NEOs to receive awards granted for periods of performance before a change in control |
| | **Termination Payments** | For certain types of involuntary separations, potential for severance benefits (including continuation of salary and medical coverage based on years of service). Our NEOs are eligible for the same severance benefits as our other salaried employees. | ▪ Provide opportunity for protection upon an unexpected event |
| **Perquisites** | | For all NEOs, an Altria-paid executive physical (program terminated effective February 1, 2020) and a vehicle allowance (which terminates in 2023). For the CEO, a home security system and, subject to an annual allowance, personal use of company aircraft. | ▪ Promote health and well-being<br>▪ Provide personal security |
| **Other Benefits** | | Medical coverage, group life insurance and other welfare benefits generally available to all salaried employees. | ▪ Promote health and financial security |

# 2020 Executive Compensation Program Decisions

## Changes to Long-Term Incentive Financial Measures

The Committee regularly reviews the financial measures used for purposes of Altria's performance-based compensation. In 2020, Altria made changes to the financial measures for the three-year PSU and LTIP performance cycles.

| Previous Measures | New Measures |
|---|---|
| Adjusted diluted EPS growth | Adjusted diluted EPS growth |
| Relative TSR [1] | Cash Conversion [2] |
| | Relative TSR [1] (modifier) |

[1] Versus the companies that comprised the S&P 500 Food, Beverage & Tobacco Index as of January 1 at the start of the performance cycle and remained in the Index as of December 31 at the end of the performance cycle.

[2] Defined as the portion of our adjusted net earnings that is converted to discretionary free cash flow, which excludes certain items, such as tobacco and health litigation payments.

For both PSUs and LTIP, the Committee added cash conversion as a principal financial measure, along with the previous measure of adjusted diluted EPS growth. The Committee determined that adding cash conversion further aligns the PSU and LTIP programs with shareholder interests given the role of discretionary cash flow in returning cash to shareholders in the form of dividends. Additionally, the Committee converted the previous financial measure of relative TSR to a modifier, with the weighted financial result of adjusted diluted EPS growth and cash conversion subject to a potential increase or decrease of up to 20% of the award amount based on relative TSR versus the S&P 500 Food, Beverage & Tobacco Index. In connection with this change, the payout range associated with the financial measures was revised from 0-130% to 0-156%.

The Committee determined that this combination and weighting of measures focuses executives on achieving results that contribute to creating long-term shareholder value; aligns well with the long-term priorities of our shareholders (*e.g.*, earnings growth that fuels growing dividends); and retains the relative TSR measure so the result from these absolute metrics increases or decreases based on Altria's performance relative to an applicable market index.

## Use of Overlapping LTIP Performance Cycles

The LTIP performance cycle remains a three-year cycle, but beginning with the 2020 – 2022 performance cycle, the Committee changed to overlapping cycles, such that a new three-year performance cycle commences each January 1. Before the 2020 – 2022 LTIP performance cycle, the LTIP design provided for end-to-end cycles, such that cycles commenced, and payouts occurred, every three years. The Committee believes overlapping performance cycles are more in line with market practices, consistent with our three-year PSU performance cycles and appropriate for our increasingly dynamic business environment. The Committee also changed the targets for band C through band F from percent of salary to dollar targets, which is intended to promote pay equity among executives.

**Without the change to overlapping performance cycles** from end-to-end performance cycles, (i) the formula for the 2020 – 2022 LTIP awards for the NEOs would have been:

| (2020 Year-End Salary x Target %) + (2021 Year-End Salary x Target %) + (2022 Year-End Salary x Target %) | X | Business Performance Rating | X | Individual Performance Assessment | = | Three-Year LTIP Award |
|---|---|---|---|---|---|---|

and (ii) the next end-to-end LTIP cycle would have covered 2023-2025 with an expected payout in early 2026.

**With overlapping performance cycles**, (i) the formula for the 2020 – 2022 LTIP awards for the NEOs is:



**Salary x Target %** [(1)] **(Band A and B)**
**Or**
**Dollar Target** [(1)] **(Below Band B)**
**x Business Performance Rating x Individual Performance Assessment = Three-Year LTIP Award**

(1) In the event of a salary or band change during the performance cycle, the award target will be adjusted on a prorated basis.

and (ii) the next overlapping LTIP cycle covers 2021-2023 with an expected payout in early 2024.

When three-year overlapping award performance cycles are fully implemented, beginning with the payout after the 2022 – 2024 performance cycle, annual payments will equal one-third of the prior end-to-end payment amounts since a performance cycle will conclude every year rather than every three years.

Transitioning to overlapping performance cycles will impact the full award opportunities for our executives through the conclusion of the 2022 – 2024 LTIP performance cycle. For example, the expected payout upon target level performance for the CEO (band A officer) for the 2020 – 2022 LTIP performance cycle would be:

- $9.375 million in early 2023 (assuming no change in salary during the performance cycle) had we maintained end-to-end performance cycles that conclude triennially
- $3.125 million in early 2023 with overlapping performance cycles (absent a transition schedule, as described below).

Absent a transition schedule, executives would not receive the full award opportunity afforded them under the prior end-to-end approach until early 2025 (at the conclusion of the 2022 – 2024 LTIP performance cycle). Due to this cash flow impact, the Committee implemented transition multipliers of 183% and 117% of the annual award target for the 2020 – 2022 and 2021 – 2023 LTIP performance cycles, respectively. This approach is intended to mitigate the cash flow impact to our executives and maintain the retentive value of the LTIP program, while maintaining the same annual accrual as the prior end-to-end cycle approach. The chart below illustrates this transition schedule using the CEO (band A) target and showing payments that would be made for all cycles that were completed through the end of 2023 (assuming no prorations due to salary or band changes and target level of performance). As shown in the chart, the transition multiplier equalizes the award opportunity the CEO had under the former end-to-end cycle by the end of the year 2023.

| Performance Cycle | Target Award Payout ($ millions) | Cumulative ($ millions) |
|---|---|---|
| End-to-end | | |
| 2020 – 2022 | 9.375 (300%) | 9.375 |
| Overlapping (no transition multiplier) | | |
| 2020 – 2022 | 3.125 (100%) | 6.250 |
| 2021 – 2023 | 3.125 (100%) | |
| Overlapping (with transition multiplier) | | |
| 2020 – 2022 | 5.719 (183%) | 9.375 |
| 2021 – 2023 | 3.656 (117%) | |

## Adoption of Inclusion, Diversity & Equity Ratings for Executives

Altria adopted a framework for including Inclusion, Diversity & Equity ("ID&E") ratings in the overall performance rating process of our executives.

As part of our ID&E efforts and to drive accountability for cultural fluency among people leaders, all Vice Presidents and above were assessed against this framework as part of the 2020 performance management process. A rating of at least Ally or Advocate was required to receive our highest performance rating of Exceptional for purposes of all compensation-related decisions. These ratings will apply to all people leaders as part of the 2021 performance management process.

| ID&E Rating | Descriptor |
|---|---|
| Advocate | Proactively leads change to create a more equitable and inclusive environment, and helps others deepen their advocacy |
| Ally | Supports change to advance inclusion, diversity, and equity |
| Aware | Recognizes the need for change to advance inclusion, diversity, and equity |
| Inactive | Does not demonstrate support for change to advance inclusion, diversity, and equity |

## Salary

The Committee considers several factors when reviewing and setting salaries for our NEOs, including each executive's individual performance, level of responsibility and experience, the relationship between salaries paid to other Altria executives and the position of the executive's salary within the applicable salary range. Additionally, the Committee periodically compares the salaries of our NEOs to others holding comparable positions at CSG companies. The Committee analyzes all these factors in the aggregate in determining NEO salaries.

Salaries are relevant in establishing annual and, for executives in bands A and B, cash long-term incentive award targets, and factor into retirement, group life insurance and certain other benefits available to all salaried employees. The Committee reviews salaries for our NEOs other than our CEO on an annual basis and reviews our CEO's salary approximately every two years. Generally, any adjustments are effective March 1.

The Committee increased the salaries of our NEOs based on the criteria noted above as follows:

### 2020 Salary Changes

| Name | Band | 2020 Salary Range Minimum ($) | 2020 Salary Range Maximum ($) | 2019 Salary ($) | 2020 Salary ($) | Increase (%) |
|---|---|---|---|---|---|---|
| William F. Gifford, Jr. [1] | A | 910,000 | 2,090,000 | 876,000 | 1,250,000 | 43.0 |
| Howard A. Willard III [2] | A | 910,000 | 2,090,000 | 1,250,000 | 1,250,000 | — |
| Salvatore Mancuso [3] | B | 490,900 | 1,129,100 | 520,000 | 650,000 | 25.0 |
| Murray R. Garnick | B | 490,900 | 1,129,100 | 876,000 | 902,000 | 3.0 |
| Jody L. Begley [4] | B | 490,900 | 1,129,100 | 525,000 | 650,000 | 24.0 |
| Charles N. Whitaker | D | 312,100 | 717,900 | 573,000 | 590,000 | 3.0 |

[1] As a result of his election as CEO effective April 16, 2020, Mr. Gifford became a band A employee, and the Committee increased Mr. Gifford's salary to $1,250,000.

[2] The Committee did not approve a 2020 salary increase for Mr. Willard.

[3] In connection with his promotion from band C to band B, the Committee increased Mr. Mancuso's salary to $650,000, effective April 16, 2020.

[4] In connection with his promotion from band C to band B, the Committee increased Mr. Begley's salary to $650,000, effective September 1, 2020.

## Annual Incentives

The Annual Incentive Award plan is a cash-based, pay-for-performance plan for salaried employees, including our NEOs. Participants have an annual award target based on salary band and expressed as a percentage of salary. The Committee annually reviews our benchmarking process establishing award targets and reviews and approves any changes for salary band I and above employees. Annual incentive awards are paid only after both business and individual results are assessed against targeted levels of performance. No individual is guaranteed an award.

At the conclusion of each year, the Committee reviews Altria's financial and strategic performance. The Committee assigns a rating from 0% to 130% based on performance against these measures. For the financial measures in 2020, the Committee identified (1) adjusted diluted EPS growth and (2) adjusted discretionary cash flow as the financial measures for determining awards under the Annual Incentive Award plan because it believes that these measures align with our financial goals and the interests of our shareholders.

In determining Altria's financial performance for 2020, the Committee considered the following:

### Financial Measures (millions, except per share data)



| | Results and Rating (from 0% - 130%) | Weighting | Weighted Result |
|---|---|---|---|
| Adjusted Diluted EPS Growth (Rating Range) | Actual $4.36 — $4.38 / $4.44 / $4.50 | 75% | 54% |
| Adjusted Discretionary Cash Flow [1] (Rating Range) | Actual $8,224 — $7,031 / $7,836 / $8,641 | 25% | 27% |
| | **Rating for Financial Measures** | | **81%** |

[1] Adjusted discretionary cash flow is a non-GAAP financial measure. See Exhibit A to this Proxy Statement for information regarding non-GAAP financial measures and reconciliations of such non-GAAP financial measures to the most directly comparable GAAP financial measures.

In addition to financial measures, the Committee evaluated Altria's performance against the 2020 strategic initiatives that were designed to promote our long-term success, and considered other performance factors as described below, in order to determine how much to increase (or decrease) the financial rating.

| Strategic Initiative | Result |
|---|---|
| ■ Maximize the long-term profitability of Altria's core smokeable products business | Altria's cigarette and cigar businesses exceeded expectations by minimizing the impacts of the COVID-19 pandemic, while delivering strong profit growth and sustaining brand leadership with *Marlboro* and *Black & Mild*. |
| ■ Maximize the long-term profitability of Altria's moist smokeless tobacco business | Altria's moist smokeless tobacco business exceeded expectations by maintaining *Copenhagen* brand leadership and delivering strong profit growth amid the growth of nicotine pouches and the effects of the COVID-19 pandemic. |
| ■ Advance Altria's short- and long-term harm reduction aspiration through strategic investments | Altria met expectations by executing *IQOS* and *on!* expansion plans and advancing internal product development and harm reduction advocacy efforts. The *IQOS* and *on!* teams also demonstrated agility to re-design plans that were affected by the COVID-19 pandemic and made considerable progress against key objectives. |
| ■ Leverage and align enterprise data, analytics and technology resources to critical enterprise opportunities to unlock significant OCI while building a data-driven culture to accelerate Altria's long-term aspiration for adult tobacco consumer conversion | Altria met expectations in developing data assets and identifying OCI opportunities. This included the development of analytical models and a data governance program to enable data to inform business decisions, in addition to yielding approximately $50 million in spending efficiencies. |
| ■ Help employees achieve their full potential to deliver superior business results | Altria exceeded expectations by implementing our Vision, Our Cultural Aspiration and I&D Aiming Points, while enhancing the employee experience, as measured by various employee surveys. Altria also created and executed a comprehensive program to protect the safety and enhance the well-being and engagement of our employees during the COVID-19 pandemic, while maintaining business continuity. |

After applying the 81% rating for financial measures, the Committee considered Altria's strong performance against these initiatives; its effective response to the COVID-19 pandemic, including maintaining a stable, safe and highly-engaged workforce; and the fact that the below-target result on the adjusted diluted EPS measure was driven primarily by lower equity earnings from our ownership interest in ABI due to the impact of the COVID-19 pandemic on ABI's business, which was outside the control of Altria and our employees. The Committee, however, also took into account a 2020 JUUL investment impairment charge, continued challenges associated with that investment and Altria's TSR. Weighing all these factors, the Committee adjusted the rating up by 10 percentage points and assigned an overall Annual Incentive Award business performance rating of 91%.

The Committee used this rating, together with individual performance of the NEOs in determining the 2020 awards below. See "2020 Performance of NEOs" beginning on page 34. The following formula was the basis for determining awards under the 2020 Annual Incentive Award plan:

| Salary | X | Target (% of salary) | X | Business Performance Rating | X | Individual Performance Multiplier | = | Annual Incentive Award |
|---|---|---|---|---|---|---|---|---|

In the event of a band change during the performance cycle, the award target will be adjusted on a prorated basis.

### 2020 Annual Incentive Award Target Percentages, Award Ranges and Actual Awards

| Name | Band | Salary ($) | Target (% of salary) | 2020 Business Perf. Rating (0 - 130%) | Individual Performance Factor Range [1] (% of target) Minimum | Maximum | Target Award [2] ($) | Actual Award for 2020 Performance ($) |
|---|---|---|---|---|---|---|---|---|
| William F. Gifford, Jr. | A | 1,250,000 | 150 | 91 | 0 | 175 | 1,875,000 | 2,100,000 |
| Howard A. Willard III [3] | A | 1,250,000 | 150 | — | 0 | 175 | 1,875,000 | 537,900 |
| Salvatore Mancuso [4] | B | 650,000 | 95 | 91 | 0 | 150 | 589,262 | 616,700 |
| Murray R. Garnick | B | 902,000 | 95 | 91 | 0 | 150 | 856,900 | 890,700 |
| Jody L. Begley [5] | B | 650,000 | 95 | 91 | 0 | 150 | 552,500 | 603,300 |
| Charles N. Whitaker | D | 590,000 | 60 | 91 | 0 | 150 | 354,000 | 386,600 |

[1] The individual performance ranges are stated as a percentage of target and are based on individual performance on a four-point scale.

[2] Reflects full-year target awards, assuming 100% business and individual performance.

[3] Mr. Willard received a prorated award (105 of 366 days) based on target business and individual performance.

[4] Mr. Mancuso received an award that reflected his time in band C and band B on a prorated basis as a result of his promotion effective April 16, 2020.

[5] Mr. Begley received an award that reflected his time in band C and band B on a prorated basis as a result of his promotion effective September 1, 2020.

## Long-Term Incentives

We award long-term incentives to executive officers through a combination of equity awards and performance-based long-term cash incentive awards. For equity awards, executives received a mix of 60% RSUs and 40% PSUs. Together, PSUs and the LTIP deliver over 60% of our NEOs' target long-term incentives through performance-based elements, with the remainder comprised of time-based RSUs.

### Target Long-Term Incentive Mix [1]



[1] This chart reflects the percentage of long-term incentives attributable to the 2020 – 2022 LTIP performance cycle without applying the 183% transition multiplier. The transition multiplier is described in "Use of Overlapping LTIP Performance Cycles" on page 40.

## Long-Term Incentives: Equity Awards

Equity awards focus executives on increasing long-term shareholder value, enhance executive retention and promote executive stock ownership. Award amounts recognize prior year performance and, for our NEOs other than our CEO, advancement potential. Vesting amounts reflect any stock appreciation and, for PSUs, performance against the financial measures during the vesting period. The awards generally vest three years after the date of the award, subject to earlier vesting on death, disability, retirement on or after age 65 or potentially in connection with a change in control. This vesting period is intended to retain and motivate executives, while promoting long-term performance. The number of PSUs granted to an executive represents a target number of shares; for PSUs awarded starting in 2020, the actual share payout can range from 0% to 156% of the target based on company performance against specified measures.

For RSUs, recipients receive cash dividend equivalents during the vesting period. For PSUs, dividends are accrued and paid out at the end of the performance period based on the final number of PSUs that vest, if any. The Committee annually reviews equity award targets against competitive data.

From time to time, the Committee grants special equity awards to select executives in key roles or with high advancement potential for purposes of retention and to align with benchmarking data. These special equity awards generally have a longer vesting period of five years. In 2020, the Committee granted special equity awards (RSUs and PSUs) with a five-year vesting period to Mr. Gifford, in connection with his appointment as CEO and based on benchmarking for the CEO role. The Committee also granted special equity awards (RSUs with a five-year vesting period) to Messrs. Mancuso and Whitaker given their critical roles in aligning financial and human capital resources with our business strategies and Vision, and to align their equity incentives with the other senior-most executives reporting to Mr. Gifford following his appointment as CEO. The Committee believes these 2020 special equity awards with extended vesting periods align the interests of these senior executives with those of our shareholders.

The Committee grants equity awards to our CEO (salary band A) based on its assessment of his performance, Altria's performance and competitive data. For our NEOs other than our CEO, the Committee establishes an appropriate range of equity awards based on the NEO's salary band, advancement potential, individual performance and competitive data. The Committee then determines awards based on advancement potential and individual performance. The awards are generally granted on the date of Committee approval. No individual is guaranteed an award, and all awards are capped under our 2015 PIP and our 2020 PIP.

### 2020 Equity Award Highlights

- 60% RSUs / 40% PSUs
- Vesting period of at least three years
- RSUs: Cash dividend equivalent payments
- PSUs: Dividend equivalents accrue until end of performance period
- NEO grant award values based on:
  - Executive's individual performance in year prior to the grant;
  - Executive's advancement potential at the time of grant (other than CEO);
  - Committee discretion; and
  - Competitive benchmarking
- Number of RSUs and PSUs awarded is based on fair market value of our stock on the grant date
- Strong stock holding requirements

The targets and actual equity awards for grants made to our NEOs in 2020 were as follows:

| Name | Band at Grant Date | Equity Target ($) | Equity Award Range ($) | Actual Equity Award [1][2] ($) | Special Grant [1] ($) |
|---|---|---|---|---|---|
| **William F. Gifford, Jr.** [3] | B | 1,750,000 | 1,050,000-2,625,000 | 2,207,049 | 3,500,036 |
| **Howard A. Willard III** [4] | A | 5,400,000 | 3,240,000-8,100,000 | 6,269,997 | — |
| **Salvatore Mancuso** [5] | C | 990,000 | 594,000-1,485,000 | 1,291,147 | 1,500,027 |
| **Murray R. Garnick** | B | 1,750,000 | 1,050,000-2,625,000 | 2,207,049 | — |
| **Jody L. Begley** [6] | C | 990,000 | 594,000-1,485,000 | 1,291,147 | — |
| **Charles N. Whitaker** [7] | D | 520,000 | 312,000-780,000 | 652,091 | 1,000,032 |

[1] The amount shown is the aggregate grant date fair value of stock awards determined pursuant to Financial Accounting Standards Board ("FASB") Codification Topic 718. The number of RSUs and PSUs awarded in 2020, together with the grant date values and vesting terms of the RSUs and the PSUs awarded, is disclosed in the Grants of Plan-Based Awards during 2020 table on page 57.

(2) Annual equity awards consist of 60% RSUs and 40% PSUs.

(3) Mr. Gifford's annual equity award reflects his position as a band B employee at the time of the grant, which was prior to his election as CEO (band A) effective April 16, 2020. In connection with his election, Mr. Gifford received a special grant of 60% RSUs and 40% PSUs with a five-year vesting period.

(4) Under the terms of the award agreement, Mr. Willard forfeited his 2020 equity awards upon his retirement effective April 14, 2020. See "CEO Transition" on page 49.

(5) Mr. Mancuso's annual equity award reflects his position as a band C employee at the time of the grant, which was prior to his election as CFO (band B) effective April 16, 2020. In connection with his election, Mr. Mancuso received a special grant of RSUs with a five-year vesting period.

(6) Mr. Begley's annual equity award reflects his position as a band C employee at the time of the grant, which was prior to his election as COO (band B) effective September 1, 2020.

(7) In addition to his annual equity award, Mr. Whitaker received a special grant of RSUs with a five-year vesting period.

## Financial Performance Measures for 2020 PSUs

For the PSUs granted in 2020 with a 2020 – 2022 performance cycle, the Committee designated the following performance measures:

(1) adjusted diluted EPS growth (weighted 75%); and

(2) cash conversion (weighted 25%).

The weighted result will be subject to a potential increase or decrease of up to 20% based on relative TSR versus the S&P 500 Food, Beverage & Tobacco Index (defined as the companies that comprised the S&P 500 Food, Beverage & Tobacco Index as of January 1, 2020 and remain in the Index as of December 31, 2022).

The score for each financial measure determines the number of shares payable under the PSU awards, and the aggregate weighted score may not exceed 156% of target. The Committee believes that the combination of these measures provides solid alignment between Altria's business strategies and our shareholders' interests.

## 2018 PSU Performance

The PSUs granted in January 2018 with a 2018 – 2020 performance cycle ("2018 PSUs") were measured against adjusted diluted EPS growth and relative TSR versus the S&P 500 Food, Beverage & Tobacco Index. The tables below reflect the performance of the 2018 PSUs against each measure, followed by the final determination of the number of shares of Altria common stock delivered to each NEO at the end of the three-year performance period.

| Financial Metrics (each 50%) | Metric Rating % | | | | | | Result | Rating | Weighting | Weighted Result |
|---|---|---|---|---|---|---|---|---|---|---|
| | 0 | 70 | 80 | 100 | 120 | 130 (1) | | | | |
| 2018 – 2020 Adjusted Diluted EPS Growth (%) | 0 | | 10 | 12.7-13.1 | 14 | ≥14.5 | 8.6% | 70 | 50% | 35% |
| Relative TSR Percentile (2)(3) | <25th | 25th | | 50th | | ≥75th | 11th | 0 | 50% | 0% |
| **Final 2018 PSU Rating** | | | | | | | | | | **35%** |

(1) Rating for each metric cannot exceed 130%.

(2) Versus the companies that comprised the S&P 500 Food, Beverage & Tobacco Index as of January 1, 2018 and remained in the Index as of December 31, 2020.

(3) Altria's three-year TSR for the period ending December 31, 2020 was negative 29.5%.

The 2018 PSUs granted and number of shares of Altria common stock delivered to our NEOs in February 2021 were as follows:

| Name | 2018 PSUs Granted (#) | 2018 PSU Performance Rating (%) | Altria Shares Delivered (#) |
|---|---|---|---|
| William F. Gifford, Jr. | 13,405 | 35 | 4,692 |
| Howard A. Willard III [1] | 13,405 | 35 | — |
| Salvatore Mancuso | 4,028 | 35 | 1,410 |
| Murray R. Garnick | 11,916 | 35 | 4,171 |
| Jody L. Begley | 2,229 | 35 | 781 |
| Charles N. Whitaker | 4,260 | 35 | 1,491 |

[1] Under the terms of the award agreement, Mr. Willard forfeited his 2018 PSU grant upon his retirement effective April 14, 2020. See "CEO Transition" on page 49.

## Long-Term Incentives: 2020 – 2022 LTIP Awards

The 2020 – 2022 LTIP is a long-term incentive performance plan that uses a three-year performance cycle (January 1, 2020 to December 31, 2022), an approach consistent with our long-term strategic planning process. At the beginning of each performance cycle, the Committee approves long-term financial and strategic performance goals, to be measured after completion of the performance cycle. The financial goals and the strategic goals are each weighted 50%. Each executive has an award target based on his or her salary band. Awards are payable in cash after the end of the three-year performance cycle based on the Committee's assessment of Altria's actual performance against the financial and strategic performance goals during the entire award cycle. The Committee retains the discretion to adjust individual awards upward or downward, and no individual is guaranteed an award.

**2020 – 2022 LTIP Highlights**

- Three-year performance cycle
- Awards based on our performance against long-term financial and strategic goals and individual performance

The Committee considers our executives' earnings opportunity under the LTIP when setting compensation each year; however, those opportunities remain at risk until the Committee's final assessment after the end of the three-year performance cycle.

The financial measures for the 2020 – 2022 LTIP performance cycle are the same financial measures for the 2020 PSUs discussed above:

(1) adjusted diluted EPS growth (weighted 75%); and

(2) cash conversion (weighted 25%).

As with the 2020 PSUs, the weighted result of those measures will be subject to a potential increase or decrease of up to 20% based on relative TSR versus the S&P 500 Food, Beverage & Tobacco Index (defined the same as for the 2020 PSUs).

Specific details regarding the strategic performance initiatives are provided to executives, but are not disclosed publicly before the end of the cycle because they are competitively sensitive. We expect to disclose the relevant performance metrics for the 2020 – 2022 LTIP performance cycle, as appropriate, after the compensation decisions for the then-current NEOs have been made.

Following the conclusion of the 2020 – 2022 LTIP performance cycle, the Committee will assess Altria's performance on each of the financial and strategic measures to determine the final LTIP rating, which can range from 0% to 143%. The Committee, with respect to the CEO, and the CEO, with respect to the other NEOs, will also assess the individual performance of each executive to determine the executive's individual performance factor, which can range from 0% - 150%.

The following formula is the basis for determining the final 2020 – 2022 LTIP awards for the NEOs:



| Salary x Target % [(1)] (Band A and B) Or Dollar Target [(1)] (Below Band B) | x | Business Performance Rating | x | Individual Performance Assessment | = | Three-Year LTIP Award |
|---|---|---|---|---|---|---|

[(1)] In the event of a salary or band change during the performance cycle, the award target will be adjusted on a prorated basis.

The award targets for our NEOs for the 2020 – 2022 LTIP performance cycle before the application of the business performance rating and individual performance assessment, which will not be applied until the end of the three-year performance cycle, are:

| Name | Band | Salary ($) | Target (% of Salary for bands A and B, $ for band D) | Individual Award Target [(1)(2)] ($) |
|---|---|---|---|---|
| **William F. Gifford, Jr.** | A | 1,250,000 | 250 | 5,385,514 |
| **Howard A. Willard III** [(3)] | A | 1,250,000 | 250 | — |
| **Salvatore Mancuso** | B | 650,000 | 140 | 1,623,973 |
| **Murray R. Garnick** | B | 902,000 | 140 | 2,307,277 |
| **Jody L. Begley** | B | 650,000 | 140 | 1,570,170 |
| **Charles N. Whitaker** | D | 590,000 | 351,900 | 643,977 |

[(1)] Award targets reflect an LTIP transition multiplier of 183%, which takes into account the change from three-year end-to-end performance cycles to overlapping performance cycles. The Committee implemented transition multipliers for the three-year LTIP cycles that begin in 2020 and 2021, respectively. See "Use of Overlapping LTIP Performance Cycles" on page 40 for further explanation.

[(2)] Award targets are prorated for salary and/or band changes during the three-year performance cycle. The award targets reflect prorated amounts for Messrs. Gifford, Mancuso, Garnick and Begley during 2020.

[(3)] Under the plan rules, Mr. Willard is ineligible to receive an award due to his retirement during the first year of the 2020 – 2022 LTIP performance cycle.

## Perquisites

The perquisites we provided to our NEOs in 2020 are set forth in the All Other Compensation table on page 56. In addition to these perquisites, our NEOs received the same benefits that were available to our salaried employees generally. Mr. Gifford is required to use our aircraft for all air travel for purposes of security. The Committee approved a 2020 allowance of $125,000 for Mr. Gifford's personal aircraft usage. Mr. Gifford did not use any of that allowance in 2020. The allowance and Mr. Gifford's obligation to pay for personal use of the aircraft above the allowance are reflected in a time-sharing agreement with Altria. The Committee considers the potential value of personal aircraft usage in determining the other components of Mr. Gifford's total compensation.

The company vehicle perquisite has historically consisted of a car lease and vehicle-related expenses paid by Altria. While the transition began in 2019, as of January 1, 2020, all program participants, including our NEOs, transitioned from the company vehicle program to an annual vehicle allowance in the amount of approximately $10,000 through 2023. Under this new vehicle allowance program, there are no company-paid leases, and participants no longer receive company-paid vehicle-related expenses. Effective February 1, 2020, executive physicals are no longer available as a perquisite.

## Post-Termination Benefits and Change in Control Payments

We provide post-termination benefits to our NEOs, including retirement benefits and termination payments, if applicable, as well as payments in connection with a change in control.

- *Retirement Benefits.* Our NEOs participate in certain qualified and non-qualified retirement plans, which we believe promote executive retention and provide the opportunity for financial security in retirement. These retirement benefits are discussed in more detail in the narrative following the Pension Benefits table on page 60 and the Non-Qualified Deferred Compensation table on page 62.

- *Change in Control Payments.* Our 2015 PIP and our 2020 PIP includes a double-trigger provision for vesting or payment of annual incentive awards, equity awards and long-term incentive cash awards, provided that the successor entity continues or assumes the plans and awards or replaces them with substantially similar awards. The details of these provisions are discussed under "Payments upon Change in Control or Termination of Employment" beginning on page 63.

- *Termination Payments.* The Severance Pay Plan for Salaried Employees ("Severance Plan"), which is generally applicable to all salaried employees, provides an opportunity for financial protection against the unexpected event of an involuntary termination of employment. This plan is discussed further under "Payments upon Change in Control or Termination of Employment" beginning on page 63.

## CEO Transition

### Howard A. Willard III

After 27 years of distinguished service, Mr. Willard retired as Chairman and CEO effective April 14, 2020. In connection with his retirement, the Committee agreed to pay Mr. Willard;

- a pro-rated payment of $537,900 under the 2020 Annual Incentive Award plan, reflecting individual and company performance ratings at target;

- an $8,775,291 cash payment in lieu of the outstanding stock awards granted in 2018 and 2019 (137,308 RSUs and 97,451 PSUs at target) that he forfeited immediately after his retirement; and

- a $600,826 cash payment corresponding to accrued dividend equivalents under the 97,451 PSUs.

Mr. Willard forfeited his 2020 stock awards and did not receive a cash payment in lieu of those awards. Mr. Willard was also entitled to payments and benefits generally available to departing employees under the terms of our benefit plans. This included, based on his years of service, 64 weeks of salary continuation and 52 weeks of service credit for purposes of our defined benefit pension plans. The foregoing payments were contingent upon Mr. Willard signing a customary agreement and general release, which included, among other things, a re-affirmation of his non-competition obligations.

In reaching these decisions, the Committee took into account its 2019 pay decisions, which resulted in Mr. Willard receiving no annual incentive and an LTIP award that was 50% of target after reductions due to the Committee's individual performance assessment of Mr. Willard (59%) and the overall business performance rating for the 2017 – 2019 LTIP performance cycle (85%).

For more information on the Committee's rationale for these payments; see "Say on Pay and Shareholder Engagement" on page 30.

# Decision Making Process

## Role of the Compensation and Talent Development Committee

**The Committee determines and approves CEO compensation and reviews and approves the compensation of the other executive officers.**

The Committee:

- Reviews and approves our overall executive compensation philosophy and design.
- Reviews and approves corporate and individual goals and objectives relevant to the compensation of our CEO, evaluates the performance of our CEO in light of these goals and objectives and determines and approves the compensation of our CEO based on this evaluation.
- Reviews and approves the compensation of all executive officers.
- Makes recommendations to our Board with respect to incentive compensation plans and equity-based plans, administers and makes awards under such plans and reviews the cumulative effect of its actions.
- Monitors compliance by executives with our stock holding requirement and stock ownership guidelines.
- Monitors risks related to the design of our compensation program.
- Determines ratings for Altria's performance for the annual and long-term incentive award formulas.
- Reviews survey data provided by our independent compensation consultant relating to our CSG.
- Reviews initiatives and programs related to corporate culture and enterprise-wide talent development.

### Committee Compensation Decisions

Early each year, our CEO presents to the Committee compensation recommendations for our executive officers other than himself. The Committee reviews and discusses these recommendations with our CEO and, exercising its discretion, makes the final decision with respect to the compensation of these individuals.

### Committee Establishment of CEO Performance Goals and CEO Performance Evaluation

At the beginning of each year, our CEO proposes annual performance goals to the Committee for its consideration. The Committee establishes final goals and reviews them with our Board. Following the end of the year, the Committee discusses with the CEO his performance against the goals established the prior year and then, in its sole discretion, determines the CEO's compensation. Other than discussing his prior year performance with the Committee, our CEO has no role in setting his own compensation.

## Role of Consultants

**As part of our annual compensation process, management engages Aon plc ("Aon"). The Committee considers data provided from Aon in its deliberations.**

Aon:

- Conducts a survey of CSG companies. The survey collects compensation data and competitive practices.
- Based on parameters developed by management, provides competitive compensation information focused on chief executive officer pay primarily from public filings, including annual proxy filings, by companies within our CSG.
- Provides background information on companies as reference for evaluating our CSG.
- Reviews our risk assessment process with respect to our executive compensation program.

Aon provides neither advice nor recommendations on the form or amount of our executive or director compensation, nor does Aon attend any Board or Committee meetings.

## Benchmarking

### Compensation Strategy

We design our executive compensation program to deliver total compensation (salary, annual and long-term cash awards, equity awards and benefits) at levels between the 50th and the 75th percentiles of compensation paid to executives in the CSG. We believe that this approach has contributed to our industry leadership position and is important to attract and retain world-class leaders, particularly given the unique challenges of our industry. Actual total compensation can exceed the 75th percentile or be below the 50th percentile depending on business and individual performance.

### Compensation Survey Group

We annually compare our executive compensation program with the programs of the companies in the CSG. The purpose of this annual review is to assure that our executive compensation program supports our ability to attract and retain executive talent. When determining the companies to include in the CSG, the Committee identifies companies that have all or most of the following characteristics:

- revenues generally between $5 and $75 billion;
- market capitalization of at least $10 billion;
- primarily focused on consumer products;
- limited business segments;
- businesses generally focused within the United States; and
- compete with us for executive talent.

Based on these criteria, the Committee included the following companies in the 2020 CSG and used this list for compensation-related decisions for 2020. The list is sorted by market capitalization as of December 31, 2020.

| Compensation Survey Group Companies | Revenue [1] ($B) | Market Capitalization [2] ($B) |
|---|---|---|
| The Coca-Cola Company | 33.0 | 236 |
| Merck & Co., Inc. | 48.0 | 207 |
| PepsiCo, Inc. | 70.4 | 205 |
| Eli Lilly and Company | 24.5 | 162 |
| McDonald's Corporation | 19.2 | 160 |
| Bristol-Myers Squibb Company | 42.5 | 140 |
| Philip Morris International Inc. | 76.0 | 129 |
| 3M Company | 32.2 | 101 |
| Mondelēz International, Inc. | 26.6 | 84 |
| **Altria** | **26.2** | **76** |
| Colgate-Palmolive Company | 16.5 | 73 |
| **Median [3]** | **19.2** | **73** |
| Kimberly-Clark Corporation | 19.1 | 46 |
| Keurig Dr Pepper Inc. | 11.6 | 45 |
| The Kraft Heinz Company | 26.2 | 42 |
| General Mills, Inc. | 17.6 | 36 |
| The Hershey Company | 8.1 | 32 |
| Kellogg Company | 13.8 | 21 |
| Conagra Brands, Inc. | 11.1 | 18 |
| Campbell Soup Company | 8.7 | 15 |
| Molson Coors Brewing Company | 11.7 | 10 |

[1] Revenue reflects revenue as reported in each company's most recent Annual Report on Form 10-K as of March 2, 2021 (including excise taxes).

[2] Market capitalization is calculated using shares outstanding as of the most recent public disclosure as of January 4, 2021 per FactSet multiplied by the closing stock price as of December 31, 2020.

[3] Median revenue and market capitalization exclude Altria.

## Risk Assessment

A cross-functional team of executives in the Human Resources & Compliance, Law, Corporate Audit and Finance departments periodically reviews our compensation program (executive and non-executive) to identify features that could encourage excessive risk-taking by program participants and to assess the potential that such risks could have a material adverse effect on Altria. In 2020, management requested that its external compensation consultant, Aon, review this risk assessment process to confirm consistency with prevailing best practices. Aon's review focused on features generally recognized as potentially encouraging excessive risk-taking, features of our programs that mitigate risk and management's assessment of those features.

After reviewing management's assessment in 2020, the Committee believes that neither the compensation program's design nor the individual elements of executive compensation encourage employees, including our NEOs, to take unnecessary or excessive risks. The executive compensation program also incorporates risk-mitigating features such as those shown in the chart on the right, which the Committee considered as part of its assessment. We believe that any risks arising from our compensation policies and practices are not likely to have a material adverse effect on Altria.

**Risk-Mitigating Features**

- Appropriate compensation mix of fixed versus at-risk variable pay, annual versus long-term pay, cash versus equity and performance-based versus non-performance-based pay

- Multiple objective performance factors used for annual and long-term incentive awards, coupled with the Committee's discretion to approve awards at lower than target

- Caps on annual and long-term incentive plan formulas

- Peer company benchmarking

- Significant stock ownership, holding requirements and anti-hedging/anti-pledging policies

- A "clawback" policy providing for the adjustment or recovery of executive compensation upon the restatement of our financial statements

- Individual performance assessments that align our interests with the interests of shareholders

## Other Considerations

### Stock Ownership and Holding Requirements and Prohibition on Hedging and Pledging

The Committee has established stock ownership requirements under which executives are expected to hold our common stock until their termination of employment in an amount equal to a multiple of salary, as determined by their salary band. If the stock price declines, an executive may satisfy the requirement by holding a fixed number of shares based on the stock price at the beginning of the executive's acquisition period. The Committee set the requirements as follows:

| Band | Multiple of Salary |
|:---:|:---:|
| A | 12 |
| B | 6 |
| C | 5 |
| D | 4 |
| E | 3 |
| F | 2 |

In addition, we have a stock holding requirement that prohibits executive officers from selling shares received as compensation until they meet their stock ownership requirement.

Stock ownership includes shares held as RSUs and PSUs (at target). We expect executives to meet their ownership requirement within five years of becoming subject to the requirement (or three years from a subsequent promotion date that results in an increased ownership requirement). As of December 31, 2020, all our NEOs exceeded their stock ownership requirement.

We have policies prohibiting our NEOs from engaging in hedging and pledging activities with respect to our shares. A description of Altria's policies regarding hedging and pledging can be found under "Prohibition on Hedging and Pledging" on page 78.

## "Clawback" Policy Regarding the Adjustment or Recovery of Compensation

We have a "clawback" policy providing for the adjustment or recovery of compensation in certain circumstances. If our Board or an appropriate committee of our Board determines that, as a result of a restatement of our financial statements, an executive received more compensation than would have been paid absent the incorrect financial statements, our Board or the Committee, in its discretion, will take such action as it deems necessary or appropriate to address the events that gave rise to the restatement and to prevent its recurrence. Such action may include, to the extent permitted by applicable law, in appropriate cases, requiring partial or full reimbursement of any bonus or other incentive compensation paid to the executive, causing the partial or full cancellation of RSUs or PSUs, adjusting the future compensation of such executive and dismissing or taking legal action against the executive, in each case as our Board or the Committee determines to be in the best interests of Altria and our shareholders. Our RSU and PSU award agreements also include "clawback" provisions.

## Tax and Accounting Considerations

In addition to our executive compensation objectives and design principles, we consider tax and accounting treatment when designing and administering our compensation programs. One consideration is Internal Revenue Code Section 162(m), which limits our ability to deduct compensation paid to each covered officer for tax purposes to $1.0 million annually, subject to an exception for certain compensation granted or accrued before 2018. Covered officers include the principal executive officer, principal financial officer and next three highest-paid officers.

Although the Committee considers tax deductibility and other tax and accounting treatment in making its compensation program decisions, the Committee's primary consideration is whether the compensation program promotes our Vision and aligns the interests of executives with those of our shareholders.

## Compensation and Talent Development Committee Interlocks and Insider Participation

During 2020, no Altria executive officer served on the board of directors or compensation committee of any company that employs a member of our Board or the Committee. No member of the Committee at any time during 2020 or at any other time had any relationship with us that would be required to be disclosed as a Related Person Transaction.

# Compensation Tables and Other Matters

## Summary Compensation Table

The following table provides the compensation information of our NEOs for 2020, 2019 and 2018.

| Name and Principal Position | Year | Salary ($) | Stock Awards Grant Value [1] ($) | Non-Equity Incentive Plans | | Change in Pension Value [2] ($) | All Other Compensation [3] ($) | Total ($) |
|---|---|---|---|---|---|---|---|---|
| | | | | Annual Incentive Plan ($) | Long-Term Incentive Plan ($) | | | |
| William F. Gifford, Jr., Chief Executive Officer, Altria Group, Inc. | 2020 | 1,144,167 | 5,707,085 | 2,100,000 | — | 3,162,720 | 124,425 | 12,238,397 |
| | 2019 | 871,667 | 2,200,099 | 890,500 | 2,851,200 | 2,456,241 | 104,052 | 9,373,759 |
| | 2018 | 820,000 | 5,750,042 | 928,600 | — | 381 | 102,662 | 7,601,685 |
| Howard A. Willard III, Former Chairman of the Board and Chief Executive Officer, Altria Group, Inc. | 2020 | 502,838 | 6,269,997 | 537,900 | — | 1,046,316 | 9,478,265 | 17,835,316 |
| | 2019 | 1,250,000 | 6,000,091 | — | 3,478,600 | 4,316,446 | 372,479 | 15,417,616 |
| | 2018 | 1,113,201 | 6,750,070 | 2,250,000 | — | 1,192,673 | 267,755 | 11,573,699 |
| Salvatore Mancuso, Executive Vice President and Chief Financial Officer, Altria Group, Inc. | 2020 | 616,333 | 2,791,174 | 616,700 | — | 3,727,756 | 71,641 | 7,823,604 |
| | 2019 | 514,950 | 676,039 | 555,300 | 1,008,500 | 1,538,272 | 74,421 | 4,367,482 |
| Murray R. Garnick, Executive Vice President and General Counsel, Altria Group, Inc. | 2020 | 897,667 | 2,207,049 | 890,700 | — | — | 148,258 | 4,143,674 |
| | 2019 | 871,667 | 2,200,099 | 890,500 | 2,887,900 | — | 149,855 | 7,000,021 |
| | 2018 | 845,833 | 3,500,115 | 928,600 | — | — | 150,929 | 5,425,477 |
| Jody L. Begley, Executive Vice President and Chief Operating Officer, Altria Group, Inc. | 2020 | 583,667 | 1,291,147 | 603,300 | — | 1,668,880 | 68,375 | 4,215,369 |
| | 2019 | 507,500 | 650,089 | 610,000 | 821,400 | 1,034,722 | 79,036 | 3,702,747 |
| Charles N. Whitaker, Senior Vice President, Chief Human Resources Officer and Chief Compliance Officer, Altria Group, Inc. | 2020 | 587,167 | 1,652,123 | 386,600 | — | 1,093,458 | 68,725 | 3,788,073 |

[1] The amount shown is the aggregate grant date fair value of stock awards determined pursuant to FASB Codification Topic 718. The number of RSUs and PSUs awarded in 2020, together with their grant date values and vesting terms, is disclosed in the Grants of Plan-Based Awards during 2020 table on page 57. The assumptions we used in calculating the grant date fair values of the RSUs and the PSUs awarded in 2020 are described in Note 11 "Stock Plans" to our consolidated financial statements in the 2020 Form 10-K. The table below provides the grant date fair value of the PSUs awarded in 2020 for each of our NEOs assuming the maximum performance level is achieved.

| William F. Gifford, Jr. ($) | Howard A. Willard III ($) | Salvatore Mancuso ($) | Murray R. Garnick ($) | Jody L. Begley ($) | Charles N. Whitaker ($) |
|---|---|---|---|---|---|
| 3,567,737 | 3,931,135 | 809,479 | 1,383,758 | 809,479 | 408,808 |

Under the terms of the award agreement, Mr. Willard forfeited the 2020 equity award reflected above upon his retirement effective April 14, 2020.

[2] The amounts show the change in the present value of each NEO's pension benefits for each year from December 31 of the prior year to December 31 of the applicable year (or date of retirement for Mr. Willard). The change in 2020 was due to a variety of factors, including growth in benefit due to additional pay and service, passage of time and a change in the discount rate and mortality assumptions. Mr. Garnick was hired after January 1, 2008 and, therefore, is not covered under our pension plans.

[3] Details of other compensation for each of our NEOs appear in the All Other Compensation table shown below.

## All Other Compensation

| Name | Year | Allocation to Defined Contribution Plans [a] ($) | Personal Use of Company Aircraft [b] ($) | Car Expenses [c] ($) | Executive Physicals ($) | Other [d] ($) | Total ($) |
|---|---|---|---|---|---|---|---|
| **William F. Gifford, Jr.** | 2020 | 114,417 | — | 10,008 | — | — | 124,425 |
| | 2019 | 87,167 | — | 13,285 | 3,600 | — | 104,052 |
| | 2018 | 82,000 | — | 17,062 | 3,600 | — | 102,662 |
| **Howard A. Willard III** | 2020 | 50,408 | 47,113 | — | — | 9,380,744 | 9,478,265 |
| | 2019 | 125,000 | 200,000 | — | 3,600 | 43,879 | 372,479 |
| | 2018 | 111,320 | 150,000 | 3,055 | 3,300 | 80 | 267,755 |
| **Salvatore Mancuso** | 2020 | 61,633 | — | 10,008 | — | — | 71,641 |
| | 2019 | 51,495 | — | 19,326 | 3,600 | — | 74,421 |
| **Murray R. Garnick** | 2020 | 134,650 | — | 10,008 | 3,600 | — | 148,258 |
| | 2019 | 130,750 | — | 15,505 | 3,600 | — | 149,855 |
| | 2018 | 130,667 | — | 20,622 | — | — | 150,929 |
| **Jody L. Begley** | 2020 | 58,367 | — | 10,008 | — | — | 68,375 |
| | 2019 | 50,750 | — | 24,686 | 3,600 | — | 79,036 |
| **Charles N. Whitaker** | 2020 | 58,717 | — | 10,008 | — | — | 68,725 |

[a] Amounts represent allocations to tax-qualified and non-qualified supplemental defined contribution plans.

[b] Personal use of our aircraft reflects incremental costs, including trip-related crew hotels and meals, in-flight food and beverages, landing and ground handling fees, hourly maintenance contracts, hangar or aircraft parking, fuel (based on the average monthly cost of fuel per hour flown) and other smaller variable costs. For purposes of calculating incremental costs, we include the incremental costs of any deadhead flights, or portions thereof, made in connection with personal travel. Fixed costs incurred in any event to operate our aircraft (e.g., aircraft purchase costs, depreciation, maintenance not related to personal trips and flight crew salaries) are not included. Mr. Gifford is required to pay his own taxes on imputed taxable income resulting from personal use of our aircraft. Mr. Willard paid his own taxes on imputed taxable income resulting from personal use of our aircraft.

[c] Car expenses for 2020 reflect an annual cash vehicle allowance. For years before 2020, car expenses reflect the annual cost of providing a leased vehicle and operating expenses, including insurance, maintenance and repairs or, alternatively, a vehicle allowance.

[d] For Mr. Willard, for 2020, this amount reflects security expenses of $4,627, cash payments of $8,775,291 in lieu of the outstanding stock awards granted in 2018 and 2019 that he forfeited upon his retirement and a cash payment of $600,826 corresponding to accrued dividend equivalents under the PSUs. See "CEO Transition" on page 49.

## Grants of Plan-Based Awards during 2020

| Name | Grant Date | Estimated Future Payouts Under Non-Equity Incentive Plan Awards | | | Estimated Future Payouts Under Equity Incentive Plan Awards [3] | | | All Other Stock Awards: Number of Shares of Stock or Units [4] (#) | Grant Date Fair Value of Stock Awards [5] ($) |
|---|---|---|---|---|---|---|---|---|---|
| | | Threshold ($) | Target ($) | Maximum ($) | Threshold (#) | Target (#) | Maximum (#) | | |
| **William F. Gifford, Jr.** | | — | 1,875,000 | 10,000,000 [1] | | | | | |
| | | — | 5,385,514 | 24,000,000 [2] | | | | | |
| | 2/26/2020 | | | | — | 20,494 | 31,970 | | 887,042 |
| | 2/26/2020 | | | | | | | 30,982 | 1,320,007 |
| | 4/16/2020 | | | | — | 33,735 | 52,626 | | 1,400,003 |
| | 4/16/2020 | | | | | | | 51,540 | 2,100,033 |
| **Howard A. Willard III** [6] | | — | 1,875,000 | 10,000,000 [1] | | | | | |
| | | — | 5,718,750 | 24,000,000 [2] | | | | | |
| | 2/26/2020 | | | | — | 58,221 | 90,824 | | 2,519,980 |
| | 2/26/2020 | | | | | | | 88,017 | 3,750,017 |
| **Salvatore Mancuso** | | — | 589,262 | 10,000,000 [1] | | | | | |
| | | — | 1,623,973 | 24,000,000 [2] | | | | | |
| | 2/26/2020 | | | | — | 11,989 | 18,702 | | 518,920 |
| | 2/26/2020 | | | | | | | 18,125 | 772,227 |
| | 8/19/2020 | | | | | | | 34,357 | 1,500,027 |
| **Murray R. Garnick** | | — | 856,900 | 10,000,000 [1] | | | | | |
| | | — | 2,370,277 | 24,000,000 [2] | | | | | |
| | 2/26/2020 | | | | — | 20,494 | 31,970 | | 887,042 |
| | 2/26/2020 | | | | | | | 30,982 | 1,320,007 |
| **Jody L. Begley** | | — | 552,500 | 10,000,000 [1] | | | | | |
| | | — | 1,570,170 | 24,000,000 [2] | | | | | |
| | 2/26/2020 | | | | — | 11,989 | 18,702 | | 518,920 |
| | 2/26/2020 | | | | | | | 18,125 | 772,227 |
| **Charles N. Whitaker** | | — | 354,000 | 10,000,000 [1] | | | | | |
| | | — | 643,977 | 24,000,000 [2] | | | | | |
| | 2/26/2020 | | | | — | 6,055 | 9,445 | | 262,079 |
| | 2/26/2020 | | | | | | | 9,154 | 390,012 |
| | 8/19/2020 | | | | | | | 22,905 | 1,000,032 |

[1] Reflects the target and maximum awards under the 2020 Annual Incentive Award plan. For Messrs. Mancuso and Begley, target awards are prorated to reflect the NEO's time in each salary band during 2020. Actual awards paid under the 2020 Annual Incentive Award plan are shown in the "Annual Incentive Plan" column of the Summary Compensation Table. The maximum represents the maximum permitted under the 2015 PIP.

[2] Represents the possible lump-sum awards for the full three-year performance cycle of the 2020 – 2022 LTIP to be paid in early 2023. For Messrs. Gifford, Mancuso, Garnick and Begley, target awards are prorated to reflect the NEO's time in each salary band during 2020. Award targets are prorated for salary and/or band changes during the three-year performance cycle. The 2020 – 2022 LTIP performance cycle commenced on January 1, 2020 and will conclude on December 31, 2022. The maximum represents the maximum permitted under the 2015 PIP.

[3] Reflects target and maximum PSUs granted to our NEOs in 2020. The actual number of units that vest will range between 0% and 156% of target, depending on actual performance during the performance period. Holders of PSUs will accrue dividend equivalents during the performance period, which will be paid at the end of the performance period on PSUs that vest.

[4] Reflects RSUs granted to our NEOs in 2020. Holders of RSUs receive cash dividend equivalents paid quarterly during the vesting period.

(5) The amount shown is the aggregate grant date fair value of stock awards determined pursuant to FASB Codification Topic 718. The assumptions we used in calculating the grant date fair values of the RSUs and the PSUs awarded in 2020 are described in Note 11 "Stock Plans" to our consolidated financial statements in the 2020 Form 10-K. The following table reflects the vest date for each of the grants of RSUs and PSUs:

| Grant Date | Vest Date |
|---|---|
| 2/26/2020 | 2/28/2023 |
| 4/16/2020 | 4/17/2025 |
| 8/19/2020 | 8/21/2025 |

(6) Under the terms of the RSU and PSU award agreements, Mr. Willard forfeited his 2020 equity awards upon his retirement effective April 14, 2020. He received a pro-rated payment of $537,900 under the 2020 Annual Incentive Award plan upon his retirement, reflecting individual and company performance ratings at target. See "CEO Transition" on page 49. Under the LTIP plan rules, Mr. Willard is ineligible to receive an award due to his retirement during the first year of the 2020 – 2022 LTIP performance cycle.

## Outstanding Equity Awards as of December 31, 2020

| | | | Stock Awards | | | |
|---|---|---|---|---|---|---|
| | | | RSUs | | PSUs | |
| Name (1) | Grant Date | Vesting Date | Number of Shares or Units of Stock That Have Not Vested (#) | Market Value of Shares or Units of Stock That Have Not Vested (2) ($) | Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights that Have Not Vested (3) (#) | Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights that Have Not Vested (2) ($) |
| **William F. Gifford, Jr.** | 4/16/2020 | 4/17/2025 | 51,540 | 2,113,140 | 33,735 | 1,383,135 |
| | 2/26/2020 | 2/28/2023 | 30,982 | 1,270,262 | 20,494 | 840,254 |
| | 2/26/2019 | 2/27/2022 | 25,349 | 1,039,309 | 17,212 | 705,692 |
| | 1/31/2018 | 2/9/2023 | 49,847 | 2,043,727 | | |
| | 1/30/2018 | 2/11/2021 | 19,351 | 793,391 | 13,405 | 549,605 |
| **Salvatore Mancuso** | 8/19/2020 | 8/21/2025 | 34,357 | 1,408,637 | | |
| | 2/26/2020 | 2/28/2023 | 18,125 | 743,125 | 11,989 | 491,549 |
| | 2/26/2019 | 2/27/2022 | 7,789 | 319,349 | 5,289 | 216,849 |
| | 1/30/2018 | 2/11/2021 | 5,814 | 238,374 | 4,028 | 165,148 |
| **Murray R. Garnick** | 2/26/2020 | 2/28/2023 | 30,982 | 1,270,262 | 20,494 | 840,254 |
| | 2/26/2019 | 2/27/2022 | 25,349 | 1,039,309 | 17,212 | 705,692 |
| | 10/23/2018 | 10/30/2023 | 24,391 | 1,000,031 | | |
| | 1/30/2018 | 2/11/2021 | 17,201 | 705,241 | 11,916 | 488,556 |
| **Jody L. Begley** | 2/26/2020 | 2/28/2023 | 18,125 | 743,125 | 11,989 | 491,549 |
| | 2/26/2019 | 2/27/2022 | 7,490 | 307,090 | 5,086 | 208,526 |
| | 10/23/2018 | 10/30/2023 | 24,391 | 1,000,031 | | |
| | 1/30/2018 | 2/11/2021 | 3,217 | 131,897 | 2,229 | 91,389 |
| **Charles N. Whitaker** | 8/19/2020 | 8/21/2025 | 22,905 | 939,105 | | |
| | 2/26/2020 | 2/28/2023 | 9,154 | 375,314 | 6,055 | 248,255 |
| | 2/26/2019 | 2/27/2022 | 6,891 | 282,531 | 4,679 | 191,839 |
| | 1/30/2018 | 2/11/2021 | 6,150 | 252,150 | 4,260 | 174,660 |

(1) Mr. Willard retired during 2020 and did not have any outstanding equity awards as of December 31, 2020.

(2) Market values are based on $41.00, the closing price of Altria common stock on December 31, 2020, assuming target performance for PSUs.

(3) Amount assumes target performance goals are achieved. The actual number of units that vest will range between 0% and 130% of target for grants prior to 2020 and 0% to 156% of target for grants in 2020, depending on actual performance during the applicable performance cycle.

## Stock Vested during 2020

| Name | Stock Awards | |
|---|---|---|
| | Number of Shares Acquired on Vesting (#) | Value Realized on Vesting ($) |
| **William F. Gifford, Jr.** | 54,798 | 2,531,668 |
| **Howard A. Willard III** | 54,798 | 2,531,668 |
| **Salvatore Mancuso** | 7,886 | 364,333 |
| **Murray R. Garnick** | 33,354 | 1,540,955 |
| **Jody L. Begley** | 14,024 | 647,909 |
| **Charles N. Whitaker** | 26,858 | 1,240,840 |

## Pension Benefits

The Pension Benefits table and the Non-Qualified Deferred Compensation table below generally reflect amounts accumulated as a result of service over the NEO's full career with Altria and our affiliates. The increments related to 2020 are reflected in the "Change in Pension Value" column of the Summary Compensation Table or, in the case of defined contribution plans, the "Allocation to Defined Contribution Plans" column of the All Other Compensation table. Mr. Garnick was hired after January 1, 2008 and, therefore, is not covered under our pension plans.

| Name | Plan Name | Number of Years of Credited Service [1] (#) | Present Value of Accumulated Benefits [2] ($) | Payments During Last Fiscal Year [3] ($) |
|---|---|---|---|---|
| **William F. Gifford, Jr.** | Altria Retirement Plan | 26.25 | 1,685,257 | — |
| | Benefit Equalization Plan - Pre-2005 | — | — | — |
| | Benefit Equalization Plan - Post-2004 | 26.25 | 9,048,500 | — |
| **Howard A. Willard III** | Altria Retirement Plan | 27.50 | 2,170,003 | — |
| | Benefit Equalization Plan - Pre-2005 | 12.17 | — | 437,750 |
| | Benefit Equalization Plan - Post-2004 | 27.50 | — | 12,706,605 |
| **Salvatore Mancuso** | Altria Retirement Plan | 30.25 | 2,726,562 | — |
| | Benefit Equalization Plan - Pre-2005 | — | — | — |
| | Benefit Equalization Plan - Post-2004 | 30.25 | 6,935,800 | — |
| **Jody L. Begley** | Altria Retirement Plan | 25.50 | 1,606,846 | — |
| | Benefit Equalization Plan - Pre-2005 | — | — | — |
| | Benefit Equalization Plan - Post-2004 | 25.50 | 3,314,269 | — |
| **Charles N. Whitaker** | Altria Retirement Plan | 18.67 | 1,333,114 | — |
| | Benefit Equalization Plan - Pre-2005 | — | — | — |
| | Benefit Equalization Plan - Post-2004 | 18.67 | 3,725,976 | — |

[1] Years of credited service are as of December 31, 2020 (or date of retirement for Mr. Willard).

[2] The amounts shown in this column are based on a single life annuity and otherwise use the same assumptions applied for year-end 2020 financial disclosure under FASB authoritative guidance relating to retirement benefits, except that (a) the Benefit Equalization Plan ("BEP") — Post-2004 amounts for Messrs. Gifford, Mancuso, Begley and Whitaker are based on a lump sum form of payment assuming an interest rate of 2.70%, and (b) in accordance with SEC requirements, all benefits are assumed to commence at the earliest date on which, assuming continued employment, the individual would be eligible for benefits that are not reduced for early commencement. See Note 16 "Benefit Plans" to our consolidated financial statements in the 2020 Form 10-K for a description of the financial accounting assumptions referred to above.

[3] In connection with his retirement effective April 14, 2020, Mr. Willard received lump sum payments of his BEP — Pre-2005 benefit in July 2020 and his BEP — Post-2004 benefit in November 2020. These amounts were reduced by Funding Payments and Target Payments that were paid to Mr. Willard in prior years. See "BEP Pension" on page 61.

# Defined Benefit Plans

Our NEOs, along with the other salaried employees (except those hired after certain dates, including Mr. Garnick, and those who cease to accrue further benefit service), participate in the Retirement Plan, a funded, tax-qualified, non-contributory defined benefit pension plan. In addition, our NEOs, other than Mr. Garnick, and other salaried employees above the IRS statutory limits, participate in the BEP, which is an unfunded supplemental plan providing benefits in excess of those provided under the Retirement Plan.

## Retirement Plan

The majority of our salaried employees hired prior to January 1, 2008 with at least five years of service are eligible for an annual, lifetime pension benefit from the Retirement Plan. The benefit for the majority of those plan participants, including all our NEOs, other than Mr. Garnick, is based on the following formula and terms:

| Pension Benefit | = | 1.45% of five-year average compensation (including certain incentive compensation plan payments) up to the applicable Social Security covered compensation amount | + | 1.75% of five-year average compensation (including certain incentive compensation plan payments) in excess of the applicable Social Security covered compensation amount | X | Years of credited service (up to a maximum of 35, except in limited circumstances) |

Under the terms of the Retirement Plan, credited service is limited to 35 years if incentive compensation is included in the determination of the five-year average compensation. Five-year average compensation is the highest average annual compensation (annual base salary plus incentive compensation) during a period of 60 consecutive months within the last 120 months of employment. If incentive compensation is not included in the determination of the five-year average compensation, then credited service is not limited to 35 years and the benefit for credited service over 35 years is 1.45% of the employee's five-year average compensation. Social Security covered compensation is generally an amount equal to the average of the Social Security taxable wage bases for the 35-year period that ends in the year the participant reaches Social Security Full Retirement Age.

Pension benefit amounts are expressed as a single life annuity payable commencing at age 65, the Retirement Plan's normal retirement age. The amount may be reduced as a result of permitted elections of continued payments to beneficiaries in the event of the retiree's death and/or for commencement of payments before attaining normal retirement age. Employees who terminate employment before age 50 with vested benefits may elect to commence payment of their accrued pensions after attaining age 55. For such employees, the election to commence payments before age 65 results in a reduction in the annual amount payable at a rate of 6% per year multiplied by the number of full and partial years by which benefit commencement precedes attainment of age 65. For employees who continue in employment until age 50 or older and have completed five years or more of credited service, the reduction for early commencement is 6% for each year and partial year by which the benefit commencement precedes age 60, with a maximum reduction of 30%.

If upon termination, an employee is at least age 50 with 30 years of service or age 60 or older with five years of service, the annuity immediately payable upon early retirement is 100% of that payable at normal retirement age. The result of becoming eligible for an early retirement benefit is an increase in the present value of the pension. Mr. Mancuso is currently eligible for an unreduced retirement benefit. Messrs. Gifford and Whitaker are currently eligible for reduced early retirement benefits. Mr. Begley is not currently eligible for either a reduced or unreduced early retirement benefit.

## BEP Pension

Tax laws applicable to the Retirement Plan limit the annual compensation that can be taken into account under that plan. As a result of these and/or certain other tax requirements, only a portion of the benefits calculated under the Retirement Plan described above can be paid to our eligible NEOs and other affected employees from the Retirement Plan. To compensate for benefits that would be lost by the application of these tax limits, all our NEOs, other than Mr. Garnick, accrue supplemental pension benefits under the BEP ("BEP Pension"). BEP Pension accruals relating to periods after 2004 are paid in a lump sum following retirement. Distribution of the pre-2005 supplemental plan benefits are subject to the BEP Pension terms applicable on December 31, 2004.

The annual cash incentive compensation considered for purposes of pension determinations as described above for executives in salary bands A and B is limited to the lesser of either (a) actual annual cash incentive or (b) annual cash incentive at an Annual Incentive Award rating of 115% of target based on year-end band and salary. As of December 31, 2020, Messrs. Gifford, Mancuso and Begley are subject to this limit as follows:

| Name | 2020 Annual Incentive Award ($) | Amount of 2020 Award Recognized for Future Pension Calculations ($) |
|---|---|---|
| William F. Gifford, Jr. | 2,100,000 | 2,100,000 |
| Salvatore Mancuso | 616,700 | 616,700 |
| Jody L. Begley | 603,300 | 603,300 |

The amounts payable by Altria under the BEP Pension take into account certain payments made to the executives before 2008, in order to prevent duplicative benefit payments.

- From 1996 through 2007, several employees, including Mr. Willard, received Funding Payments with respect to pre-2005 vested benefits that were made either to individual trusts established by the employee or directly to the employees themselves.

- From 2005 through 2007, accruals under the BEP Pension ceased for several employees, including Mr. Willard, and these employees received annual Target Payments, calculated to approximate (after paying taxes on the payments) the after-tax value of the additional benefits they would have earned had they remained covered by the BEP Pension. Accruals under the BEP Pension commenced again effective January 1, 2008.

## Non-Qualified Deferred Compensation

| Name | Plan Name | Executive Contributions in Last Fiscal Year ($) | Registrant Contributions in Last Fiscal Year [1] ($) | Aggregate Earnings in Last Fiscal Year [2] ($) | Aggregate Withdrawals / Distributions in Last Fiscal Year [3] ($) | Aggregate Balance at Last Fiscal Year-End [4] ($) |
|---|---|---|---|---|---|---|
| William F. Gifford, Jr. | Benefit Equalization Plan | — | 85,917 | 9,613 | — | 380,989 |
| Howard A. Willard III | Benefit Equalization Plan | — | 21,908 | 8,420 | 1,036,534 | — |
| Salvatore Mancuso | Benefit Equalization Plan | — | 33,133 | 4,619 | — | 182,203 |
| Murray R. Garnick | Benefit Equalization Plan | — | 91,900 | 24,610 | — | 964,595 |
| Jody L. Begley | Benefit Equalization Plan | — | 29,867 | 3,169 | — | 126,147 |
| Charles N. Whitaker | Benefit Equalization Plan | — | 30,217 | 6,455 | — | 253,972 |

[1] The amounts in this column reflect contributions to the non-qualified BEP for deferred profit-sharing purposes earned in 2020, which were credited to the participant's account as of the last business day of February 2021 and are included in the "Allocation to Defined Contribution Plans" column of the All Other Compensation table on page 56.

(2) The values in this column consist of amounts credited as earnings for 2020 on BEP account balances. These amounts do not constitute above-market earnings and are not included in amounts reported in the Summary Compensation Table on page 55.

(3) In connection with his retirement, Mr. Willard received a lump sum payment of his BEP account in November 2020. Amounts credited for 2005 through 2007 under the BEP (including earnings adjustments on such amounts through December 31, 2007) are not reflected in this payment, because the BEP formula takes into account Target Payments previously made and reported. See the discussion below for further information concerning the 2008 supplemental retirement plan changes.

(4) The aggregate balances shown include allocations reported in the Summary Compensation Table for previous years for Mr. Gifford, $231,301; for Mr. Mancuso, $23,495; for Mr. Garnick, $254,232; and for Mr. Begley, $22,750. Allocations were also made for years when these individuals were not NEOs.

## Defined Contribution Plans

Our NEOs participate in the Deferred Profit-Sharing Plan for Salaried Employees ("DPS Plan"), which is a broad-based tax-qualified defined contribution plan, and the deferred profit-sharing portion of the BEP ("BEP DPS"), which is an unfunded, non-qualified supplemental plan.

### DPS Plan

The majority of our salaried employees are eligible for the DPS Plan. Under the DPS Plan, we make a contribution (the "Altria Contribution") on behalf of each eligible participant for each year. Participants may also defer up to 35% of their eligible compensation on a pre-tax or after-tax basis into the DPS Plan, subject to DPS Plan and tax-qualification limits. The Altria Contribution is determined at the end of each year by comparing adjusted diluted EPS guidance announced at the beginning of the year to actual performance, with the contribution capped at 12% of each eligible DPS Plan participant's eligible compensation. Our 2020 adjusted diluted EPS growth rate was below the initial 2020 forecasted range (provided in January 2020) primarily due to lower than expected earnings from ABI as a result of the negative impacts of the COVID-19 pandemic on ABI's business, which would have resulted in an 8% company contribution. However, we adjusted the EPS growth rate result to mitigate the negative financial impact from ABI's earnings. Based on this adjustment, we contributed 10% to each eligible DPS Plan participant's account. Salaried employees who are eligible for an Altria Contribution but who are not eligible for ongoing accruals in the Retirement Plan are generally entitled to a supplemental Altria Contribution of 5% and matching contributions up to 3% on employee contributions. For 2020, Mr. Garnick was our only NEO who was eligible for the supplemental Altria Contribution and matching contributions. For purposes of the DPS Plan, eligible compensation for our NEOs is the amount reported as salary in the Summary Compensation Table. Participants may receive the balance in their account under the DPS Plan upon termination of employment in a lump sum, as a deferred lump sum payment or in installments over a period of years.

### BEP DPS

The BEP DPS provides benefits that cannot be provided under the DPS Plan because of one or more statutory limits. For example, the tax laws limit the amount of compensation that can be considered under the DPS Plan for any year and impose other limits on the amounts that can be allocated to individuals' accounts. A salaried participant whose salary exceeds the compensation limit or was otherwise affected by a tax law limit is entitled to an amount generally equal to the additional benefit the participant would have received under the DPS Plan but for the application of the tax law limits. Accordingly, bookkeeping accounts reflecting this additional amount have been maintained under the BEP DPS for our NEOs and other affected participants. A further notional allocation is made annually to reflect the amount credited to the participant's account under the BEP DPS assuming the account was invested in the Interest Income Fund maintained under the DPS Plan. The Interest Income Fund is invested in a variety of high-quality fixed-income instruments with strong credit ratings and, for 2020, produced earnings at a rate of 2.66%. BEP DPS allocations relating to periods after 2004 are paid in a lump sum following separation from service. Distribution of a pre-2005 account is subject to the BEP DPS terms applicable on December 31, 2004.

As with the BEP Pension benefit, between 1996 and 2007, Mr. Willard and certain other individuals who were executive officers at that time received payments that were made directly to them or to individual trusts and that offset the pre-2005 BEP DPS allocations. When BEP (Pension and DPS) accruals ceased for 2005 through 2007, Mr. Willard and certain other executive officers received Target Payments for 2005 through 2007 in lieu of BEP DPS allocations. The reinstated BEP that was effective January 1, 2008 also included reinstatement of the BEP DPS. As is noted above, the amounts payable by Altria under the BEP DPS are determined considering Target Payments made to executives before 2008 to prevent duplicative benefit payments.

## Payments upon Change in Control or Termination of Employment

We do not have individual employment, severance or change in control agreements with any of our NEOs. The following arrangements apply in the event of a change in control or certain terminations of employment.

### Payments upon Change in Control

The 2015 PIP applies to all equity awards granted in 2018, 2019 and in 2020 prior to June 1st, the 2020 Annual Incentive Award plan and the 2020 – 2022 LTIP. The 2020 PIP applies to all equity awards granted on or after June 1, 2020. The 2015 PIP and the 2020 PIP cover all participants in these programs, including our NEOs. All of our NEOs except Mr. Mancuso were granted certain awards under the 2010 Performance Incentive Plan that vested in February 2020, and the terms of that plan are not discussed because no awards under the plan were outstanding as of December 31, 2020. Upon a change in control of Altria, payment of awards will not be triggered unless the successor entity either (i) fails to assume outstanding awards or replace them with substantially similar awards or (ii) assumes or replaces outstanding awards, but the participant's employment is terminated by the successor entity for any reason other than "cause" or by the participant with "good reason" within a specified time period.

If the payment of awards is triggered, it would have the following consequences:

- the restrictions on outstanding RSUs, PSUs or restricted stock awards would lapse;
- any stock options and stock appreciation rights would become fully vested and exercisable;
- awards of the types described in the above two bullets would be cashed out at the change in control price or the fair market value on the date of termination of employment, as applicable;
- fully earned but unpaid annual and long-term incentive awards would become payable; and
- annual and long-term incentive awards for performance cycles not yet completed as of the change in control date would become payable, but only on a prorated basis (the number of full or partial months divided by the total number of months in the performance cycle) applied as follows:
  - annual incentive awards at the greater of the target award amount or the average of the participant's actual last three years' awards; and
  - long-term incentive cash awards at target.

For these purposes, for both the 2015 PIP and the 2020 PIP, a change in control occurs: (a) upon an acquisition of 20% or more of either our outstanding common stock or the voting power of our outstanding voting securities by an individual or entity, excluding certain acquisitions involving us or our affiliates or where our beneficial owners continue to meet certain ownership thresholds, coupled with the election to our Board of at least one individual determined in good faith by a majority of the then-serving members of our Board to be a representative or associate of such individual or entity; (b) when members of our Board, or members thereafter nominated or elected by such members, cease to constitute a majority of our Board; (c) upon certain reorganizations, mergers, share exchanges and consolidations involving us; or (d) upon our liquidation or dissolution, or sale of substantially all of our assets, with limited exceptions.

The amounts that would have become payable to our NEOs on a change in control of Altria followed by termination of employment, as of December 31, 2020, were as follows (other than Mr. Willard who retired in 2020):

## Change in Control and Either (1) Successor Fails to Assume/Replace Awards or (2) Qualifying Termination of Employment

| Name | Unvested Restricted Stock Units [1] ($) | Unvested Performance Stock Units [1] ($) | Completed 2020 Annual Incentive Cycle [2] ($) | 2020 – 2022 LTIP Cycle [3] ($) | Total ($) |
|---|---|---|---|---|---|
| William F. Gifford, Jr. | 7,259,829 | 3,478,686 | 1,875,000 | 1,795,171 | 14,408,686 |
| Salvatore Mancuso | 2,709,485 | 873,546 | 589,262 | 541,324 | 4,713,617 |
| Murray R. Garnick | 4,014,843 | 2,034,502 | 909,700 | 769,092 | 7,728,137 |
| Jody L. Begley | 2,182,143 | 791,464 | 552,500 | 523,390 | 4,049,497 |
| Charles N. Whitaker | 1,849,100 | 614,754 | 431,300 | 214,659 | 3,109,813 |

[1] Assumes a change in control price of $41.00, the closing price of Altria common stock on December 31, 2020 and payment at target for PSUs. Reflects the outstanding 2018, 2019 and 2020 equity awards granted under the 2015 PIP and 2020 equity awards granted under the 2020 PIP.

[2] Based on the executive having worked the entire performance period and the greater of the target award payable under the 2020 Annual Incentive Award plan or the average of the executive's actual last three years' awards. The 2020 Annual Incentive Award plan is subject to the terms of the 2015 PIP.

[3] Based on the target award payable under the 2020 – 2022 LTIP and the executive having worked 12 months of the full three-year performance period. Payment is subject to the discretion of the Committee and the terms of the 2015 PIP.

Upon a change in control, the retirement benefits under the BEP described above under "Pension Benefits" and "Non-Qualified Deferred Compensation" become payable, without any additional benefits or enhancements as a result of the change in control.

We maintain a non-qualified grantor trust (the "Trust"), commonly known as a "rabbi trust," to provide a limited amount of financial security for the participants' unfunded benefits under the BEP in the event of a change in control of Altria. The Trust is unfunded until funding is triggered by a change in control. In such an event, Trust assets would still be subject to the claims of our general creditors in cases of insolvency and bankruptcy. The Trust does not provide additional benefits or enhancements to the participants in the BEP.

Other than the BEP payments and Trust funding, none of our retirement plans or any other related agreements provide our NEOs with an additional enhancement, early vesting or other benefit in the event of a change in control or termination of employment, except for certain plan provisions applicable to all plan participants that, in the event of a change in control, ensure vesting and continuation of profit-sharing contributions for the year in which a change in control occurs and the following two years. All of our NEOs are fully vested in the retirement plans for which they are eligible and other related agreements. Similarly, no special provisions apply to any of our NEOs with respect to continued medical, life insurance or other insurance coverage following termination of employment whether or not in connection with a change in control.

## Termination Payments

In the event of certain involuntary terminations of employment, a majority of our salaried employees, including all of our NEOs, are eligible for severance benefits under the Severance Plan. The Severance Plan provides for severance pay (based on salary) and continuation of certain benefits for up to 64 weeks depending on years of service. In order to receive any of these benefits, eligible employees must execute a general release of claims. Periods for which employees are entitled to severance payments may be counted toward vesting (up to 52 weeks) for purposes of the Retirement Plan and post-retirement medical coverage.

The following table shows the amount of severance that would be paid under the Severance Plan to each eligible NEO had he been involuntarily separated on December 31, 2020 and eligible for these payments (other than Mr. Willard who retired in 2020):

| Name | Severance Payments ($) |
|---|---|
| **William F. Gifford, Jr.** | 1,538,462 |
| **Salvatore Mancuso** | 800,000 |
| **Murray R. Garnick** | 832,615 |
| **Jody L. Begley** | 800,000 |
| **Charles N. Whitaker** | 726,154 |

In the event of death or long-term disability, all salaried employees with awards of unvested RSUs or PSUs, including our NEOs, become fully vested in those awards. In addition, our NEOs, like other salaried employees, may become entitled to prorated awards under the Annual Incentive Award plan and LTIP based on the target payment amount, subject to the discretion of Altria and the Committee. Our NEOs would also become entitled to the same life insurance and long-term disability plan benefits as other salaried employees upon a death or disability.

The following table shows the amounts that would be paid if our eligible NEOs had died or become disabled as of December 31, 2020 (other than Mr. Willard who retired in 2020):

| Name | Unvested Restricted Stock Units [1] ($) | Unvested Performance Stock Units [1] ($) | 2020 Annual Incentive Cycle [2] ($) | 2020 — 2022 LTIP Cycle [3] ($) | Total ($) |
|---|---|---|---|---|---|
| **William F. Gifford, Jr.** | 7,259,829 | 3,478,686 | 1,875,000 | 1,795,171 | 14,408,686 |
| **Salvatore Mancuso** | 2,709,485 | 873,546 | 589,262 | 541,324 | 4,713,617 |
| **Murray R. Garnick** | 4,014,843 | 2,034,502 | 856,900 | 769,092 | 7,675,337 |
| **Jody L. Begley** | 2,182,143 | 791,464 | 552,500 | 523,390 | 4,049,497 |
| **Charles N. Whitaker** | 1,849,100 | 614,754 | 354,000 | 214,659 | 3,032,513 |

[1]   Based on the closing price of Altria common stock of $41.00 on December 31, 2020. Reflects the 2018, 2019 and 2020 equity awards granted under the 2015 PIP and the 2020 equity awards granted under the 2020 PIP.

[2]   Based on the executive having worked the entire performance period and the target award payable under the 2020 Annual Incentive Award plan. Payment is subject to the discretion of the Committee. The 2020 Annual Incentive Award plan is subject to the terms of the 2015 PIP.

[3]   Based on the target award payable under the 2020 – 2022 LTIP and the executive having worked 12 months of the full three-year performance period. Payment is subject to the discretion of the Committee and the terms of the 2015 PIP.

Upon retiring at the normal retirement age of 65 and the completion of five years of service, all salaried employees, including our NEOs, with unvested RSUs or PSUs become vested in the awards. Our NEOs have not reached normal retirement age as of December 31, 2020.

In the event of a voluntary termination of employment or an involuntary termination of employment for cause, our NEOs are not eligible to receive severance, equity vesting or other amounts or benefits other than those provided to other salaried employees. The Committee has the discretion, however, to fully or partially vest any employee holding an RSU or PSU or to pay a cash amount with respect to a forfeited award upon early retirement or upon other terminations of employment, as well as to provide for prorated payments of awards under the Annual Incentive Award plan and LTIP in similar situations, and has exercised this discretion from time to time in appropriate circumstances. The Committee will, however, consider any such future payments in a manner consistent with the guidelines it recently adopted regarding separation payments as described above under "Say on Pay and Shareholder Engagement" beginning on page 30.

Following any termination of employment, each of our NEOs is subject to a confidentiality and non-competition agreement and, like other salaried employees, is entitled to the retirement plan benefits described under "Pension Benefits" and "Non-Qualified Deferred Compensation" above.

Additionally, in 2020 we made payments to Mr. Willard, who retired effective April 14, 2020. For more information regarding those payments, see "CEO Transition" on page 49.

# CEO Pay Ratio

For 2020, our last completed fiscal year:

- the annualized total compensation, including non-cash benefits, of our CEO (Mr. Gifford) was $12,262,071;
- the annual total compensation, including non-cash benefits, of the median Altria employee (excluding our CEO) was $157,617; and
- the ratio of our CEO's annual total compensation to that of the median Altria employee was 78 to 1.

To identify the median employee, we used the following methodology:

- We compiled a list of all employees as of December 31, 2020, which showed 7,106 total employees.
  - As permitted by the de minimis exemption under applicable SEC rules, we then excluded all non-U.S. employees (48) located in Canada (46) and Germany (2), as they represented less than 5% of our total workforce.

- We calculated the annual total compensation of each employee using a consistently applied compensation measure ("CACM") defined as the sum of:
  - IRS Form W-2 Box 1 wages plus pre-tax benefit contributions;
  - an estimate of the annual change in pension value (if eligible for our defined benefit pension plan);
  - Altria's 2020 contribution to each employee's defined contribution plan account; and
  - the value of Altria-provided non-cash benefits for non-discriminatory benefit plans, including medical, dental, vision, life insurance, accidental death and dismemberment, short-term disability and long-term disability.

- We annualized the 2020 compensation of all full- and part-time employees hired after January 1, 2020 who were not temporary or seasonal. We did not make a full-time equivalent adjustment for any employee.
- Many of our employees participate in our defined benefit pension plan and receive company contributions to their defined contribution plan accounts. We believe that adding these components to the CACM not only results in a reasonable approximation of their annual total compensation, but also mitigates large fluctuations in the median employee total compensation from one year to the next.

For purposes of the ratio described above, we determined the median employee's total compensation for 2020 in the same manner used to determine our CEO's total compensation for 2020 as reported in the "Total" column in the Summary Compensation Table, except that, in each case, non-cash benefits were added.

We had two CEOs in 2020, Mr. Willard and Mr. Gifford. In order to provide a more accurate assessment of the CEO's 2020 compensation, we opted not to combine the 2020 compensation of each of our CEOs. We determined the CEO's total annualized compensation for 2020 using Mr. Gifford's non-cash benefits and annualized pay components as CEO, except for the salary where the value from the Summary Compensation Table was used due to the immaterial difference.

Our median employee for 2020 was an Altria Group Distribution Company employee. Many of our employees are long-tenured employees, and we employ few part-time employees.

The SEC's rules for identifying the median compensated employee and calculating the pay ratio based on that employee's annual total compensation allow companies to adopt a variety of methodologies, to apply certain exclusions and to make reasonable estimates and assumptions that reflect their employee populations and compensation practices. As a result, the pay ratio reported by other companies may not be comparable to the pay ratio reported above.

Proposal

3

## Non-Binding Advisory Vote to Approve the Compensation of Altria's Named Executive Officers

Our Board recommends a vote **FOR** this Proposal.

We are required to provide shareholders with a non-binding advisory vote to approve the compensation of our named executive officers, as such compensation is disclosed in this Proxy Statement. In response to the preference expressed by our shareholders at our 2017 Annual Meeting, our Board adopted a policy of holding this non-binding advisory vote annually.

At our 2020 Annual Meeting, 49.3% of the shares voted were cast in support of the compensation of our named executive officers. Having received an average of 94.3% in support since 2011, this was a disappointing advisory vote result. Accordingly, Altria and the Compensation and Talent Development Committee took decisive steps to respond to last year's say on pay vote, as described under "Say on Pay and Shareholder Engagement" beginning on page 30. We believe that our executive compensation program successfully aligns the interests of our named executive officers with the interests of our shareholders by promoting our annual and long-term business strategies, rewarding the successful execution of those strategies in a fair and financially disciplined manner and supporting our ability to attract, develop and retain world-class leaders. We encourage shareholders to review carefully the "Compensation Discussion and Analysis" and accompanying compensation tables and narrative discussion beginning on page 28 for a more detailed description of our executive compensation program and decisions, including our pay-for-performance philosophy and alignment.

We are asking shareholders to vote on the following non-binding resolution:

> "RESOLVED, that shareholders of Altria Group, Inc. approve on an advisory basis the compensation of the Company's named executive officers, as described in the Compensation Discussion and Analysis section, the compensation tables, related footnotes and narrative discussion of this Proxy Statement."

### Our Board recommends a vote **FOR** this proposal.

This vote is not binding upon Altria, our Board or the Committee. Nevertheless, the Committee values the opinions expressed by shareholders in their vote on this proposal and will consider the outcome of the vote when making future compensation decisions for our named executive officers.

We currently intend to hold the next non-binding advisory vote to approve the compensation of our named executive officers at our 2022 Annual Meeting of Shareholders (the "2022 Annual Meeting"), unless our Board modifies its policy of holding this vote on an annual basis.

# Shareholder Proposals

<table>
<tr><td>

**Proposal**

# 4

</td><td>

## Shareholder Proposal Regarding Review and Report on Underage Tobacco Prevention Policies and Marketing Practices

Our Board recommends a vote **AGAINST** this shareholder proposal.

</td></tr>
</table>

The Sisters of St. Francis of Philadelphia, 609 South Convent Road, Aston, PA 19014-1207, claiming beneficial ownership of Altria common stock with a market value of at least $2,000, together with four co-proponents, submitted the proposal set forth below. The names, addresses and shareholdings of the co-proponents will be furnished upon request made to our Corporate Secretary. Altria is not responsible for the content of the shareholder proposal, which is printed below exactly as it was submitted.

**Whereas,** we believe in full transparency around Altria's adherence to their stated goals of preventing underage nicotine use and working towards racial equality so we can determine if they are consistent and in the best interests of shareholders.

**Resolved,** that shareholders request the Board of Directors commission a third-party report, at reasonable cost and omitting proprietary information, on:

1. corporate adherence to Altria's principles and policies aimed at discouraging the use of their nicotine delivery products by young people, and marketing practices to communities of color and low-income populations,

2. the effectiveness of those polices, and

3. any damage inflicted on those communities as a result

and present the results of that report to shareholders by November 2021.

**Supporting Statement**

The company notes on its website that "The significant rise in youth use of e-vapor threatens to undermine the hard-fought gains made in preventing underage use of conventional tobacco products[1]"

In December 2018 Altria announced it invested $12. 8 billion in JUUL, taking a 35% stake in the company. Altria said that it would allow JUUL products to be sold alongside Marlboro and that it "will apply its logistics and distribution experience to help JUUL expand its reach and efficiency and JUUL will have the option to be supported by Altria's sales organization, which covers approximately 230,000 retail locations." JUUL currently commands three-quarters of the e-cigarette market.

Data from the Centers for Disease Control shows that 86.3% of middle and high school students had been exposed to tobacco product advertisements or promotions, and 27.5% of high schoolers reported current e-cigarette use in 2019. Additionally, an estimated 53.3% of high school students and 24.3% of middle school students reported having ever tried a tobacco product.[2] A multi-state coalition of Attorneys General is investigating JUUL's marketing and sales practices.

The current COVID-19 pandemic has highlighted the disproportionate health impacts[3] Black and African American communities face. As a known risk factor[4] for serious complications from COVID, smoking and vaping are putting those populations at even higher risk for death.

---

[1]   Helping Reduce Underage Tobacco Use (altria.com)

[2]   https://www.cdc.gov/mmwr/volumes/68/ss/ss6812a1.htm

[3]   https://www.kff.org/coronavirus-covid-19/issue-brief/covid-19-racial-disparities-testing-infection-hospitalization-death-analysis-epic-patient-data/

[4]   https://www.cdc.gov/coronavirus/2019-ncov/need-extra-precautions/people-with-medical-conditions.html

Tobacco companies have historically placed larger amounts of advertising[5] in African American publications, exposing African Americans to more cigarette ads than Whites. Additionally, tobacco companies use price promotions such as discounts and multi-pack coupons—which are most often used by African Americans and other minority groups, women, and young people—to increase sales.[6]

We believe the above practices are not consistent with Altria's recent commitment[6] to racial justice and its goal of prevention of use among youth and we are concerned that Altria's lack of transparency presents reputational risk when it contradicts company public positions. For example, Altria shares fell as much as 2.7% after Dow Jones reported the FTC is investigating the marketing practices of JUUL Labs[7].

We urge Altria to allow an independent review of its policies and practices to ensure no contradictions exist.

**Our Board recommends a vote AGAINST this shareholder proposal.**

We do not believe it is in the best interests of Altria or our shareholders to adopt this proposal. Commissioning a third party to assess and report on our adherence to principles and policies related to underage tobacco prevention and marketing practices is unnecessary given our long-standing commitment to underage tobacco prevention and responsible marketing to adult tobacco consumers, compliance with laws and regulations, and fulsome disclosure of our practices and progress. These efforts are informed by benchmarking against our tobacco company peers and tobacco control and public health agencies (including the FDA). Our Board oversees these efforts and the business practices of our tobacco operating companies, including responsible marketing practices. We also provide extensive disclosure on our website and through our Corporate Responsibility Progress Reports.

For many years, Altria's tobacco operating companies have worked to prevent underage use of tobacco products. Our commitment starts with our Standards for Underage Tobacco Prevention, which guide Altria's expectations of our tobacco businesses. Our framework for preventing underage tobacco use includes:

- supporting programs and organizations that positively influence kids and their decisions not to engage in risky behaviors like tobacco use;
- providing parents with tools to help them raise kids who do not use tobacco;
- supporting trade programs, retailer training and legislative efforts to help prevent underage access to tobacco products; and
- taking steps designed to limit the reach of our tobacco company brands and marketing materials to unintended audiences.

In 2019, we announced an incremental investment of $100 million over 3-5 years to help address the rapid rise in youth use of e-vapor. We created a new retailer incentive to reward responsible retailing through age-validation technology enhancements at the point of purchase. Working with the retail community in 2020, we were able to integrate this technology into more than 65,000 stores, representing nearly half of PM USA's cigarette volume and nearly 60% of total U.S. e-vapor volume. In 2021, we expect to expand the reach of this important age-validation technology to more than 120,000 retail stores, representing approximately 70% of PM USA's cigarette volume. We are also supporting retailer training efforts for compliance with laws increasing the legal age to purchase tobacco products to 21 ("Tobacco 21"), which have been enacted at the federal level and in 33 states and Washington, D.C.

---

[5]    https://www.cdc.gov/tobacco/disparities/african-americans/index.htm

[6]    http://investor.altria.com/file/Index?KeyFile=404240838

[7]    Altria falls after Dow Jones reports Juul being probed by FTC - BNN Bloomberg

In 2020, we also enhanced our disclosures and external reporting to better communicate with our stakeholders on the important topic of preventing underage tobacco use. These disclosures offer more detail on our strategies, metrics and progress, supporting policies and additional information related to the accountability and oversight by our Board. You can find these disclosures on Altria's corporate website and in our 2019 Corporate Responsibility Progress Report at https://www.altria.com/-/media/Project/Altria/Altria/responsibility/2019-cr-report.pdf. We direct your attention to the following sections:

- Accountability and Oversight, including Board oversight and operating companies' responsibilities (page 26);
- Marketing Accountability and Oversight, including policies and compliance audits (page 36);
- Approach for *on!* Product Marketing & Responsible Retailing (page 38); and
- Governing Policies for Underage Tobacco Prevention & Responsible Marketing (Appendix C – pages 72-81), including:
  - Standards for Underage Tobacco Prevention;
  - Annual Operating Company Plans for Underage Tobacco Prevention, including strategies, activities and progress; and
  - Policies Governing Practices Related to Responsible Tobacco Marketing and Product Communication, and Underage Tobacco Prevention Information.

The most recent federal government data from the NYTS in 2020 shows that among middle and high school students, there were significant declines in the use of any tobacco products generally, as well as e-vapor, cigars and smokeless tobacco products between 2019 and 2020. Additionally, NYTS showed the past 30-day cigarette smoking rate among middle and high school students was at a generational low of 3.3%. While the data is encouraging, we know there is more work to be done. These surveys do not yet fully capture the impact of Tobacco 21, a public policy that we actively supported at the federal and state levels. We remain optimistic that the impact of Tobacco 21 and its related enforcement will continue to contribute to further declines in youth use of tobacco products.

Tobacco products are among the most heavily regulated products sold in the U.S., subject to federal, state and local regulations and marketing restrictions. Certain of our tobacco operating companies are also subject to marketing restrictions in the 1998 Tobacco Settlement Agreements. Furthermore, our tobacco operating companies are subject to extensive regulatory oversight by the FDA as provided for in the 2009 Family Smoking Prevention and Tobacco Control Act. Taken together, the laws and regulations governing our businesses, including our marketing practices, provide for significant enforcement authority in the event there are ever concerns over how our tobacco company brands are marketed and advertised. This includes, for example, the FDA's authority to require the removal of products from the marketplace. Our tobacco operating companies take these legal and regulatory obligations seriously and are committed to complying with them.

After conducting a materiality assessment in 2020, we announced in February 2021 our new 2025 corporate responsibility focus areas, one of which is underage use prevention. We expect to report against this focus area in the fall of 2021. Additionally, we plan to pursue an independent assessment of non-financial disclosures related to Altria's responsibility focus areas, including underage use prevention.

We believe that leading the tobacco industry in operating responsibly and preventing underage tobacco use is essential for our long-term success. To that end, underage tobacco use prevention and responsible marketing practices are clear priorities for Altria and our tobacco businesses. Furthermore, we believe the issues raised in this proposal are, and will continue to be, appropriately addressed through existing commitments, our extensive business practices focused on underage tobacco use prevention, meaningful Board oversight and comprehensive FDA and other regulatory oversight. Commissioning a third party to assess and report on our commitment and practices duplicates existing practices and oversight, would impose additional and unnecessary burdens and costs and would not be in the best interests of Altria or our shareholders.

Our Board recommends a vote **AGAINST** this shareholder proposal.

## Shareholder Proposal Regarding Disclosure of Lobbying Policies and Practices

Our Board recommends a vote **AGAINST** this shareholder proposal.

Trinity Health, 766 Brady Avenue, Apt. 635, Bronx, New York 10462, claiming beneficial ownership of Altria common stock with a market value of at least $2,000, together with two co-proponents, submitted the proposal set forth below. The names, addresses and shareholdings of the co-proponents will be furnished upon request made to our Corporate Secretary. Altria is not responsible for the content of the shareholder proposal, which is printed below exactly as it was submitted.

**Whereas,** we believe in full disclosure of Altria's direct and indirect lobbying activities and expenditures to assess whether Altria's lobbying is consistent with its expressed goals and in shareholders' best interests.

**Resolved,** the shareholders of Altria request the preparation of a report, updated annually, disclosing:

1. Company policy and procedures governing grassroots lobbying communications.
2. Payments by Altria used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient.
3. Altria's membership in and payments to any tax-exempt organization that writes and endorses model legislation.
4. Description of the decision-making process and oversight by management and the Board for making payments described in section 2 and 3 above.

For purposes of this proposal, a "grassroots lobbying communication" is a communication directed to the general public that (a) refers to specific legislation or regulation, (b) reflects a view on the legislation or regulation and (c) encourages the recipient of the communication to take action with respect to the legislation or regulation. "Indirect lobbying" is lobbying engaged in by a trade association or other organization of which Altria is a member.

Both "direct and indirect lobbying" and "grassroots lobbying communications" include efforts at the local, state and federal levels.

The report shall be presented to the Nominating, Corporate Governance and Social Responsibility Committee and posted on Altria's website.

### Supporting Statement

Altria does not disclose its payments to trade associations and social welfare organizations, or the amounts used for lobbying at the federal and state level, including grassroots lobbying. Grassroots lobbying does not get reported at the federal level under the Lobbying Disclosure Act, and disclosure is uneven or absent in states.

We are concerned Altria's payments to third party groups are potentially being used for undisclosed grassroots lobbying. For example, the tobacco industry initiates `grassroots' Facebook campaigns where "what appears to be a local group of concerned citizens is actually a lobbying campaign funded by Big Tobacco" https://www.engadget.com/2019-09-19-big-tobacco-grassroots-facebook-campaigns.html

And Altria financially supports the California Coalition for Fairness, which is seeking a referendum on California's ban of flavored cigarettes sales. The American Heart Association has asked the California State Attorney General to investigate instances of illegal signature-gathering tactics, where "petition circulators for this referendum have approached voters and asked them to sign this petition under the pretense that signing the petition would support banning flavored tobacco," whereas the "referendum seeks to overturn the law prohibiting the sale of flavored tobacco products." https://www.latimes.com/california/story/2020-10-20/campaign-to-remove-california-flavored-tobacco-ban-accused-of-misleading

Altria also fails to disclose its payments to the Americans for Tax Reform, Goldwater Institute, Rio Grande Foundation, R Street Institute and Independent Women's Forum, which were signatories to a February 2019 letter to the President criticizing the FDA's "aggressive regulatory assault" on e-cigarettes. https://www.nytimes.com/2019/03/15/health/tobacco-e-cigarettes-lobbying-fda.html

We support transparency in Altria's spending on lobbying to evaluate these costs and ensure sufficient internal accountability to safeguard the alignment of spending with company mission, values and ethics.

**Our Board recommends a vote AGAINST this shareholder proposal.**

We are proud of the fulsome disclosures we make regarding our lobbying and political activities as well as the robust Board and management oversight of these activities. For more than a decade, we have provided comprehensive information about these activities. Nevertheless, we routinely review our disclosure regime, and we are making additional enhancements this year to ensure that shareholders and the public continue to have confidence that our lobbying and political activities are legal and responsible and receive necessary oversight.

**Extensive Disclosures**

As described in the chart below, we voluntarily provide on our website significant and meaningful information regarding our public policy and political activities and our Board and management oversight of these activities. Our disclosures are motivated by a single purpose: to demonstrate to our shareholders and other stakeholders that we engage ethically and responsibly in the public policy arena. We consistently focus on presenting data that is clear, incisive and necessary to make such judgments. Our substantial disclosures and our willingness to make adjustments reflect our longstanding commitment to operating with transparency.

| | |
|---|---|
| **Lobbying Policies & Procedures Disclosure** | ■ We detail the policies and procedures that govern our lobbying activities and our involvement in the public policy process. |
| **Lobbying Reports Disclosure** | ■ Since 2013, we have provided direct access to our quarterly Federal Lobbying Disclosure Act reports and links to the government databases that contain the over 400 state lobbying reports we file each year. |
| **Lobbying Spending Disclosure** | ■ We annually provide the aggregate total of our state lobbying expenses on a state-by-state basis, including reportable expenses filed on in-house lobbyist reports as well as lobbyist employer reports. |
| **Vetting Process for Policy-Oriented Organizations** | ■ We describe the annual review process that occurs prior to contributing to any trade association or other public policy organization, helping us mitigate any potential reputational risks. We also outline how we resolve any potential concerns with an organization's activities. |
| **Involvement with Policy-Oriented Organizations Disclosure** | ■ We provide a comprehensive listing, updated annually, of our significant memberships in trade associations and other public policy organizations, disclosing all such entities where senior executives of our companies or Government Affairs Department employees serve on the board of directors, key committees or advisory councils for such organizations. |
| **Contributions to 501(c)(3) Public Policy Organizations Disclosure** | ■ We list all the 501(c)(3) organizations that receive funding from our companies, including organizations that engage in the public policy process. |
| **Legislative Issues Disclosure** | ■ We discuss the legislative and regulatory issues of key importance to Altria. |

| | |
|---|---|
| **Engagement with Stakeholders Disclosure** | ▪ We detail how we engage with stakeholders, including our participation in formal and informal coalitions and the use of grassroots activities. |
| **Grassroots Communication Channels Disclosure** | ▪ We provide both information on, and links to, the three websites and related social media channels – Tobacco Issues (for tobacco retailers and trade members), Citizens for Tobacco Rights (for adult tobacco consumers), and Voices for Consumer Choice (for adults 21+) – we use to inform stakeholders about proposed legislation and regulations and facilitate their communications with their elected officials. |
| **Political Contribution Policy Disclosure** | ▪ We detail the policies and procedures that govern our political activities and political contributions. |
| **Approval Process for Political Contributions** | ▪ We detail the multi-level approval process for political contributions as well as the guiding principles we rely on when selecting which candidates or committees receive political action committee ("PAC") or corporate political contributions. |
| **Political Contributions Disclosure** | ▪ We present detailed information on our political contributions, updated twice a year, and disclose all PAC and corporate political contributions, by recipient and amount, made to candidates, political parties, PACs, caucus committees, independent expenditure committees (also known as Super PACs), 527 organizations and ballot measure and referendum committees in the U.S. |
| **Contributions to Third Parties Disclosure** | ▪ For all contributions to trade associations and for contributions to social welfare organizations that exceed $50,000, we request that the organization tell us what portion of our dues or similar payment is used for political activities and disclose the amount that is non-deductible under Section 162(e)(1)(B) of the Internal Revenue Code (related to participation in, or intervention in, any political campaign on behalf of, or in opposition to, any candidate for public office). |
| **Robust Board Oversight** | ▪ We describe the oversight provided by our Board's Nominating, Corporate Governance and Social Responsibility Committee and post a copy of the Committee's charter on our website. |
| **Regular Updates to Board of Directors** | ▪ We note that our Senior Vice President of Government Affairs and Public Policy appears before the Nominating, Corporate Governance and Social Responsibility Committee a minimum of three times a year and provides updates on our legislative, political and regulatory engagements, including information regarding our trade association memberships, political contributions and lobbying expenditures. |
| **Rigorous Internal Controls & Oversight** | ▪ We describe our well-established and thorough political law and ethics compliance program, which is carefully designed to identify and mitigate both legal and reputational risks that could arise from our lobbying and political activities. |

**New Disclosures**

Despite the comprehensive information described above, we are committed to regularly re-examining our transparency and disclosure regime with a view to providing shareholders and other stakeholders the relevant information to evaluate our activities. We have determined that three additional disclosures would help achieve this goal and, in 2021, we expanded our disclosures on Altria.com to provide the following pertinent information:

| **Annual Total of Federal Lobbying Expenses** | ▪ We now disclose the aggregate annual total of our federal lobbying expenditures, as reported on our quarterly Lobbying Disclosure Act reports. |
| --- | --- |
| **Legislative Year-in-Review** | ▪ We now provide a yearly update of the lobbying activities of Altria and our companies, highlighting key topics on which we engaged and providing specific examples of such engagements. |
| **Senior Management Oversight** | ▪ We now offer additional information regarding the oversight by our senior management regarding our lobbying and public policy activities. |

**Nationally Recognized for Existing Disclosures and Oversight**

For the past 10 years, the Center for Political Accountability-Zicklin Index ("Index") has rated Altria in the top tier of companies for our voluntary disclosure of political activities. Importantly, since 2016, the Index has named Altria a "trendsetter" in political disclosure practices and accountability, meaning we earned one of the Index's top five rankings among the S&P 500.

Altria and our companies have a longstanding commitment to compliance and transparency in our political activities. It is important to us that our shareholders and other stakeholders understand that we engage responsibly and constructively with government officials for the benefit of Altria and our shareholders. We believe the strong governance and oversight practices of our Board and senior management and our nationally recognized transparency and compliance program and related controls and processes, coupled with our extensive public disclosures, serve to mitigate the legal and reputational risks that could arise from our political activities and properly address the concerns underlying the proposal. Consequently, we believe the additional requested disclosures are unnecessary, would not provide any meaningful additional information to our shareholders, would impose additional and unnecessary burdens and costs and would not be in the best interests of Altria or our shareholders.

Our Board recommends a vote **AGAINST** this shareholder proposal.

# Ownership of Equity Securities of Altria

## Directors and Executive Officers

The following table shows the number of shares of Altria common stock beneficially owned as of February 26, 2021, by each director, nominee for director, NEO and our directors and executive officers as a group. Unless otherwise indicated, each of the named individuals has sole voting and investment power with respect to the shares shown. The beneficial ownership of each director and executive officer, as well as all directors and executive officers as a group, is less than 1% of the outstanding shares.

| Name | Amount and Nature of Beneficial Ownership [1][2] |
|---|---|
| Jody L. Begley | 127,717 |
| John T. Casteen III | 65,912 |
| Dinyar S. Devitre | 99,286 |
| Thomas F. Farrell II | 101,257 |
| Murray R. Garnick | 63,433 |
| William F. Gifford, Jr. | 187,180 |
| Debra J. Kelly-Ennis | 36,588 |
| W. Leo Kiely III | 33,965 |
| Salvatore Mancuso | 80,136 |
| Kathryn B. McQuade | 44,805 |
| George Muñoz | 81,165 |
| Mark E. Newman | 18,854 |
| Nabil Y. Sakkab | 47,871 |
| Virginia E. Shanks | 15,946 |
| Ellen R. Strahlman | 0 |
| Charles N. Whitaker | 101,226 |
| Howard A. Willard III | 88,740 |
| **Group (21 persons)** | **1,279,949** |

[1]    Does not include RSUs or PSUs granted to executive officers or Altria share equivalents allocated to the accounts of directors who participate in the Deferred Fee Plan.

[2]    Includes shares as to which beneficial ownership is disclaimed as follows: Mr. Willard, 353 (shares held by spouse) and 476 (shares held in trust for the benefit of spouse and children with spouse as trustee). Also includes shares as to which voting and/or investment power is shared with or controlled by another person and as to which beneficial ownership is not disclaimed as follows: Dr. Sakkab, 31,097 (shares held in joint tenancy); and group, 68,500. Also includes shares of deferred stock as follows: Mr. Casteen, 65,912; Mr. Farrell, 98,757; Ms. Kelly-Ennis, 36,588; Ms. McQuade, 41,721; Mr. Muñoz, 15,950; and Mr. Newman, 12,832.

In addition to the shares shown in the table above, as of February 26, 2021, those directors who participate in the Deferred Fee Plan had the following Altria share equivalents allocated to their accounts: Mr. Farrell, 42,236; Ms. Kelly-Ennis, 20,873; Ms. McQuade, 6,985; Mr. Muñoz, 16,919; Mr. Newman, 2,637; and Dr. Strahlman, 450. See "Deferred Fee Plan" on page 14 for a description of the Deferred Fee Plan for directors.

# Certain Other Beneficial Owners

The following table sets forth information regarding persons or groups known to us to be beneficial owners of more than 5% of our outstanding common stock:

| Name and Address of Beneficial Owner | Shares Beneficially Owned (#) | Common Stock Ownership as of March 29, 2021 (%) |
| --- | --- | --- |
| BlackRock, Inc.<br>55 East 52nd Street<br>New York, NY 10055 | 130,577,620 [1] | 7.0% |
| Capital World Investors<br>333 South Hope Street, 55th floor<br>Los Angeles, CA 90071 | 113,351,403 [2] | 6.1% |
| The Vanguard Group<br>100 Vanguard Blvd.<br>Malvern, PA 19355 | 151,602,507 [3] | 8.2% |

[1]  According to the Schedule 13G/A filed with the SEC by BlackRock, Inc. on January 28, 2021, disclosing the number of shares as of December 31, 2020.

[2]  According to the Schedule 13G filed with the SEC by Capital World Investors on February 16, 2021, disclosing the number of shares as of December 31, 2020.

[3]  According to the Schedule 13G/A filed with the SEC by The Vanguard Group on February 10, 2021, disclosing the number of shares as of December 31, 2020.

# Related Person Transactions and Code of Conduct

Our Board has adopted a written Policy on Related Person Transactions that requires our executive officers, directors and nominees for director to promptly notify our Corporate Secretary in writing of any transaction in which (i) the amount exceeds $120,000, (ii) we are, were or are proposed to be a participant and (iii) such person or such person's immediate family members ("Related Persons") has had or may have a direct or indirect material interest (a "Related Person Transaction"). Subject to certain exceptions delineated in the policy, Related Person Transactions must be brought to the attention of the Nominating, Corporate Governance and Social Responsibility Committee or any other committee designated by our Board that is comprised solely of independent directors for an assessment of whether the transaction or proposed transaction should be permitted to proceed. In deciding whether to approve, ratify or disapprove the Related Person Transaction, the Committee is required to consider all relevant facts and circumstances, including the commercial reasonableness of the terms of the transaction, the materiality of the Related Person's direct or indirect interest in the Related Person Transaction, the materiality of the Related Person Transaction to us, the impact of the Related Person Transaction on the Related Person, the impact of the Related Person Transaction on the Related Person's independence (as defined in the Corporate Governance Guidelines and the NYSE listing standards) and the actual or apparent conflict of interest of the Related Person participating in the Related Person Transaction. If the designated Committee determines that the Related Person has a direct or indirect material interest in any such transaction, the Committee must review and approve, ratify or disapprove the Related Person Transaction. During 2020, there were no Related Person Transactions.

In addition to the Policy on Related Person Transactions, the Director Code and the Code of Conduct have specific provisions addressing actual and potential conflicts of interest. The Director Code specifies: "Our directors have an obligation to act in the best interest of the Company. All directors should endeavor to avoid situations that present a potential or actual conflict between their interest and the interest of the Company." The Director Code defines conflict of interest to include any instance in which (i) a person's private interest interferes in any way, or even appears to interfere, with our interest, including our subsidiaries and affiliates; (ii) a director or a director's family member takes an action or has an interest that may make it difficult for that director to perform his or her work objectively and effectively; or (iii) a director (or his or her family member) receives improper personal benefits as a result of the director's position. Similarly, our Code of Conduct requires all our officers and employees to avoid situations where the officer's or employee's "personal, financial or other activity or relationship affects our ability to make loyal and objective business decisions on behalf of our companies." The Code of Conduct lists specific types of transactions that might create an actual or apparent conflict of interest and provides guidance on how each situation must be handled.

All three of the policies discussed above are available on our website at www.altria.com.

# Prohibition on Hedging and Pledging

In order to align the interests of our directors and executive officers with those of our shareholders, we expect our directors and executive officers to hold a significant number of shares of Altria common stock. Because the hedging of shares may weaken the alignment of the interests of our directors and executive officers with those of our shareholders, we have a policy prohibiting our directors and executive officers, including our NEOs, from engaging in any transactions (such as puts, calls, options, swaps, collars, forward sales or other derivative instruments) with respect to Altria common stock held by them to hedge or offset any decrease in the market value of Altria common stock. In addition, we have a policy that discourages our officers and other employees from using derivative instruments to hedge the value of any Altria security.

We also have a policy that prohibits pledging of shares of Altria common stock by our directors and executive officers.

# Instructions for the Annual Meeting

The 2021 Annual Meeting will be a completely virtual meeting conducted via live webcast. There will be no physical meeting location. Shareholders will have the same rights and opportunities to participate in our virtual meeting as they would at an in-person meeting.

You are entitled to participate in the virtual meeting if you were a shareholder of record as of the close of business on March 29, 2021 or if you hold a valid proxy for the Annual Meeting. If you are not a shareholder or do not have a control number, you may still access the meeting as a guest, but you will not be able to submit questions or vote during the meeting.

To attend the virtual meeting, visit www.virtualshareholdermeeting.com/ALTRIA2021 and enter the 16-digit control number included on your proxy card, Notice of Internet Availability of Proxy Materials or voting instruction form. The meeting will start at 9:00 a.m., Eastern Time, on Thursday, May 20, 2021. We encourage you to access the meeting prior to the start time to familiarize yourself with the virtual meeting platform and ensure you can hear the streaming audio. Online access will be available starting at 8:30 a.m., Eastern Time, on May 20, 2021.

The virtual meeting platform is fully supported by all current web browsers and devices if running the most updated version of applicable software and plugins. Participants should ensure that they have a strong Internet connection from wherever they intend to participate in the meeting.

We strongly encourage you to vote your shares prior to the meeting. Shareholders may also vote during the meeting. Once logged in, you will be able to vote your shares by clicking the "Vote Here!" button.

Shareholders may submit written questions once logged into the virtual platform. Questions pertinent to meeting matters will be answered during the question and answer portion of the meeting, subject to a time limit prescribed by the Rules of Conduct that are available at www.altria.com/proxy and will also be posted to the virtual meeting platform on the day of the meeting. The Rules of Conduct will also provide additional information about the relevancy of questions to meeting matters. Questions will be answered in the order in which they are received. Questions on the same topic will be summarized and responded to collectively in the interest of time. In the event we reach the time limit and questions relevant to the meeting and otherwise consistent with the Rules of Conduct remain unanswered, we plan to respond to those questions (if appropriate) by contacting the shareholder directly using contact information provided during the login process.

During the meeting, proponents of the shareholder proposals included in this Proxy Statement will have a dedicated call-in line that will allow them to present their proposals.

If you are unable to attend the meeting, you may appoint a designee to attend in your place. Please contact Altria Shareholder Services at 804-484-8838 to learn how to properly appoint a designee.

If you encounter any difficulties accessing the virtual meeting during the check-in or meeting time, you should call the technical support number that will be posted on the virtual meeting login page.

A webcast replay will be posted to our Investor Relations website at www.altria.com/investors following the meeting.

# Questions and Answers about the 2021 Annual Meeting and Voting

## 1. Why did I receive these proxy materials?

Our Board of Directors is furnishing you this Proxy Statement to solicit proxies on its behalf to be voted at the 2021 Annual Meeting on May 20, 2021 at 9:00 a.m., Eastern Time. The proxies also may be voted at any adjournments or postponements of the meeting.

All properly executed written proxies, and all properly completed proxies submitted by telephone or by the Internet, that are delivered pursuant to this solicitation will be voted at the meeting in accordance with the directions given in the proxy, unless the proxy is revoked before the completion of voting at the meeting.

## 2. What is a proxy?

It is your legal designation of another person to vote the shares you own. That other person is called a proxy. If you designate someone as your proxy in a written document, that document also is called a proxy or a proxy card.

Our Board of Directors has designated William F. Gifford, Jr. and Murray R. Garnick as proxies for the 2021 Annual Meeting.

## 3. What is the record date and what does it mean?

The record date for the 2021 Annual Meeting is March 29, 2021 (the "record date"). The record date was established by our Board of Directors as required by Virginia law. Only shareholders of record at the close of business on the record date are entitled to:

- receive notice of the meeting; and
- vote at the meeting and any adjournments or postponements of the meeting.

Each shareholder of record on the record date is entitled to one vote for each share of our common stock held. On the record date, there were 1,852,194,878 shares of our common stock outstanding.

## 4. What is the difference between a shareholder of record and a shareholder who holds shares in street name?

If your shares are registered in your name on the books and records of our transfer agent, Computershare Trust Company, N.A., you are a shareholder of record.

If your shares are held for you in the name of your broker, bank or other nominee, your shares are held in street name. The answer to Question 14 below describes brokers' discretionary voting authority and when your broker, bank or other nominee is permitted to vote your shares without instructions from you.

*If you hold shares in street name, you must provide appropriate voting instructions to your broker, bank or other nominee in order to vote your shares as discussed in the answer to Question 14 below. It is important that all shareholders vote their shares.*

## 5. How can I vote my shares of common stock?

**By Telephone or Internet**: All shareholders of record may vote their shares by telephone (within the United States, U.S. territories and Canada, there is no charge for the call) or by the Internet, using the procedures and instructions described on the Notice of Internet Availability of Proxy Materials, proxy card and other enclosures. Street name holders may vote by telephone or the Internet if their brokers, banks or other nominees make those methods available. If that is the case, each broker, bank or other nominee will enclose instructions with this Proxy Statement. The telephone and Internet voting procedures, including the use of control numbers, are designed to authenticate shareholders' identities, to allow shareholders to vote their shares and to confirm that their instructions have been properly recorded.

**In Writing**: All shareholders also may vote by mailing their completed and signed proxy card (in the case of shareholders of record) or their completed and signed voting instruction form (in the case of street name holders).

**During the Meeting**: All shareholders may vote during the meeting by entering the 16-digit control number included on their proxy card, Notice of Internet Availability of Proxy Materials or voting instruction form once logged in to the virtual platform at www.virtualshareholdermeeting.com/ALTRIA2021.

See also "Proxy Statement Summary – Casting Your Vote" on page i.

## 6. May shareholders ask questions during the 2021 Annual Meeting?

Shareholders will be able to submit written questions once logged into the virtual meeting platform. Online access will be available starting at 8:30 a.m., Eastern Time, on May 20, 2021. Questions pertinent to meeting matters will be answered during the question and answer portion of the meeting, subject to a time limit prescribed by the Rules of Conduct, which are available at www.altria.com/proxy and will also be posted to the virtual meeting platform on the day of the meeting. The Rules of Conduct will also provide additional information about the relevancy of questions to meeting matters. Questions will be answered in the order in which they are received. Questions on the same topic will be summarized and responded to collectively in the interest of time. In the event we reach the time limit and questions relevant to the meeting and otherwise consistent with the Rules of Conduct remain unanswered, we plan to respond to those questions (if appropriate) by contacting the shareholder directly using contact information provided during the login process.

In order to ask a question, shareholders will be required to enter their 16-digit control number upon login to the virtual meeting platform. Because this is a meeting of shareholders, only shareholders with a valid control number will be allowed to ask questions during the meeting.

## 7. How do I vote if I participate in the dividend reinvestment plan?

The proxy card includes your dividend reinvestment plan shares. The answer to Question 5 above explains how you can vote.

## 8. How do I vote shares held in the Deferred Profit-Sharing Plan for Salaried Employees or the Deferred Profit-Sharing Plan for Hourly Employees?

If you own shares of Altria common stock through an account in our defined contribution plans (the Deferred Profit-Sharing Plan for Salaried Employees or the Deferred Profit-Sharing Plan for Hourly Employees), you can instruct the plan trustee to vote the shares held in your account by voting as explained in the answer to Question 5 above. Unless your proxy for your defined contribution plan shares is received by May 17, 2021, the trustee of such defined contribution plan will vote your plan shares in the same proportion as those plan shares for which instructions have been received, unless applicable law requires otherwise.

## 9. What items will be voted on at the 2021 Annual Meeting?

**Proposal**

**1**

### Election of Directors

See pages 17-22.

**Voting Requirement**

Directors will be elected by a majority of the votes cast. A majority of the votes cast means that the number of votes FOR a nominee must exceed the number of votes AGAINST that nominee.

Any incumbent director who receives a greater number of votes AGAINST his or her election than votes FOR such election is required to offer promptly in writing to submit his or her resignation to our Board in accordance with our Corporate Governance Guidelines. The Nominating, Corporate Governance and Social Responsibility Committee will consider the offer and recommend to our Board whether to accept the offer. The full Board will consider all factors it deems relevant to the best interests of Altria and our shareholders, make a determination and publicly disclose its decision and rationale within 90 days after confirmation of the election results.

**Board Recommendation**

Our Board recommends a vote **FOR** each of the nominees named in the Proxy Statement.

**Voting Choices**

- Vote for a nominee;
- Vote against a nominee; or
- Abstain from voting on a nominee.

**Proposal**

**2**

### Ratification of the Selection of Independent Registered Public Accounting Firm

See page 25.

**Voting Requirement**

The selection of the independent registered public accounting firm will be ratified if the votes cast FOR exceed the votes cast AGAINST.

**Board Recommendation**

Our Board recommends a vote **FOR** this proposal.

**Voting Choices**

- Vote for the ratification;
- Vote against the ratification; or
- Abstain from voting.

**Proposal**

**3**

## Non-Binding Advisory Vote to Approve the Compensation of Altria's NEOs

See page 67.

**Voting Requirement**

The compensation of our named executive officers will be approved on an advisory basis if the votes cast FOR exceed the votes cast AGAINST.

This vote is not binding upon Altria, our Board or the Compensation and Talent Development Committee. Nevertheless, the Committee values the opinions expressed by shareholders through their vote on this proposal and will consider the outcome of the vote when making future compensation decisions for our named executive officers.

**Board Recommendation**

Our Board recommends a vote **FOR** this proposal.

**Voting Choices**

- Vote for the compensation of our NEOs;
- Vote against the compensation of our NEOs; or
- Abstain from voting.

**Proposal**

**4**

## Shareholder Proposal Regarding Review and Report on Underage Tobacco Prevention Policies and Marketing Practices

See pages 68-70.

**Voting Requirement**

The shareholder proposal will be approved if the votes cast FOR exceed the votes cast AGAINST.

**Board Recommendation**

Our Board recommends a vote **AGAINST** this shareholder proposal.

**Voting Choices**

- Vote for the proposal;
- Vote against the proposal; or
- Abstain from voting.

**Proposal**

**5**

## Shareholder Proposal Regarding Disclosure of Lobbying Policies and Practices

See pages 71-74.

**Voting Requirement**

The shareholder proposal will be approved if the votes cast FOR exceed the votes cast AGAINST.

**Board Recommendation**

Our Board recommends a vote **AGAINST** this shareholder proposal.

**Voting Choices**

- Vote for the proposal;
- Vote against the proposal; or
- Abstain from voting.

## 10. Are votes confidential?

It is our long-standing practice to hold the votes of each shareholder in confidence from directors, officers and employees, except: as necessary to meet applicable legal requirements and to assert or defend claims for or against us; in the case of a contested proxy solicitation; if a shareholder makes a written comment on the proxy card or otherwise communicates his or her vote to us; or to allow the independent inspectors of election to certify the results of the vote.

## 11. Who counts the votes?

We retain an independent tabulator to receive and tabulate the proxies and appoint independent inspectors of election to certify the results.

## 12. What if I do not specify a choice for a matter when returning a proxy?

Shareholders should specify their voting choice for each matter. If you sign and return your proxy, but you do not make a specific choice for one or more matters, unvoted matters will be voted FOR the election of each of the nominees for director, FOR the proposal to ratify the selection of PricewaterhouseCoopers, FOR the non-binding advisory vote to approve the compensation of our NEOs and AGAINST each of the two shareholder proposals, as applicable.

## 13. What does it mean if I receive more than one proxy card?

It means that you have multiple accounts with brokers and/or our transfer agent. *Please vote all shares represented by each proxy card*. We recommend that you contact your broker or our transfer agent to consolidate as many accounts as possible under the same name and address. Our transfer agent is Computershare Trust Company, N.A. Computershare's address is P.O. Box 505005, Louisville, Kentucky 40233-5005; you can reach Computershare at 1-800-442-0077 (from within the United States or Canada) or 1-781-575-3572 (from outside the United States or Canada).

## 14. Will my shares be voted if I do not provide my proxy or voting instructions?

**Shareholders of Record**: If you are a shareholder of record (see Question 4 above), your shares will not be voted if you do not provide your proxy unless you vote during the meeting (see Question 5 above). *It is, therefore, important that you vote your shares.*

**Street Name Holders**: If your shares are held in street name (see Question 4 above) and you do not provide your voting instructions to your broker, bank or other nominee, your shares may be voted by your broker, bank or other nominee but *only* under certain circumstances. Specifically, under the NYSE rules, shares held in the name of your broker, bank or other nominee may be voted by your broker, bank or other nominee on certain "routine" matters if you do not provide voting instructions. Only the ratification of the selection of PricewaterhouseCoopers as our independent registered public accounting firm is considered a "routine" matter for which brokers, banks or other nominees may vote uninstructed shares. The other proposals to be voted on at the meeting are not considered "routine" under NYSE rules, so your broker, bank or other nominee cannot vote your shares on any of these other proposals unless you provide to your broker, bank or other nominee voting instructions for each of these matters. If you do not provide voting instructions on a non-routine matter, your shares will not be voted on that matter, which is referred to as a "broker non-vote." *It is, therefore, important that you vote your shares.*

**Defined Contribution Plan Holders:** If you own shares of Altria common stock through an account in our defined contribution plans, refer to the answer to Question 8 above for an explanation of how your shares are voted if you do not provide your voting instructions.

## 15.  Are abstentions and broker non-votes counted?

For purposes of all proposals, abstentions and broker non-votes will not be considered votes cast and, therefore, will not affect the outcome of the vote on those proposals at the 2021 Annual Meeting. Broker non-votes are described more particularly in Question 14 above.

## 16.  How can I revoke a proxy or change my vote?

If you are a shareholder of record, you can revoke a proxy or change your vote before the completion of voting at the meeting by:

- giving written notice to our Corporate Secretary;
- delivering a later-dated proxy; or
- voting during the meeting.

If your shares are held in street name, you should follow the instructions provided by your broker, bank or other nominee to revoke or change your voting instructions.

## 17.  Who will pay the cost of this proxy solicitation?

We will pay the cost of this solicitation of proxies. In addition to the use of the mail, some of our officers and employees may solicit proxies by telephone or e-mail and will request brokerage houses, banks and other custodians, nominees and fiduciaries to forward soliciting materials to the beneficial owners of shares held of record by such persons. We will reimburse such persons for expenses incurred in forwarding such soliciting material. It is contemplated that additional solicitation of proxies will be made in the same manner under the engagement and direction of our proxy solicitor, D.F. King & Co., Inc., 48 Wall Street, New York, New York 10005, at an anticipated cost of $24,000, plus reimbursement of out-of-pocket expenses.

## 18.  How many votes must be present to hold the 2021 Annual Meeting?

In order for us to conduct the meeting, a majority of our outstanding shares of common stock as of the record date must be present in person or by proxy at the meeting. This is referred to as a quorum. Shareholders who attend the meeting via the virtual meeting platform are deemed present for purposes of the quorum requirement.

Your shares are counted as present at the meeting if you attend the meeting and vote during the meeting or if you properly return a proxy by Internet, telephone or mail regardless of whether you attend the meeting.

Abstentions and shares of record held by a broker, bank or other nominee ("broker shares") that are voted on any matter are also included in determining the number of shares present. Broker shares that are not voted on any matter will not be included in determining whether a quorum is present.

# Questions and Answers about Communications, Altria Documents and Shareholder Proposals

## 1. How do I communicate with our Board of Directors?

Shareholders and other interested parties who wish to communicate with our Board may do so by writing to the Chairman of the Board, Board of Directors of Altria Group, Inc., 6601 West Broad Street, Richmond, Virginia 23230. The non-management directors have established procedures for the handling of communications from shareholders and other interested parties and have directed our Corporate Secretary to act as their agent in processing any communications received. Communications that relate to matters that are within the scope of the responsibilities of our Board and its Committees are to be forwarded to the Chairman.

Communications that relate to matters that are within the responsibility of one of the Committees are also to be forwarded to the Chair of the appropriate Committee. Communications that relate to ordinary business matters that are not within the scope of our Board's responsibilities, such as customer complaints, are to be sent to the appropriate subsidiary. Solicitations, junk mail and obviously frivolous or inappropriate communications are not to be forwarded, but will be made available to any non-management director who wishes to review them.

## 2. How can a shareholder nominate a director or submit a proposal for next year's annual meeting?

***Business Proposals for Inclusion in Next Year's Proxy Statement (Rule 14a-8)***: SEC rules permit shareholders to submit proposals for inclusion in our proxy statement if the shareholder and the proposal meet the requirements specified in Rule 14a-8 of the Exchange Act. Proposals submitted in accordance with Rule 14a-8 for inclusion in our proxy statement for the 2022 Annual Meeting (presently anticipated to be held on May 19, 2022) must be received by our Corporate Secretary no later than December 9, 2021.

***Director Nominees for Inclusion in Next Year's Proxy Statement (Proxy Access)***: Our By-Laws permit a shareholder (or group of shareholders (up to 20)) who has owned a significant amount of Altria common stock (at least 3% of our outstanding shares) for a significant amount of time (at least three years) to submit director nominees (the greater of two or up to 20% of the Board) for inclusion in our proxy statement if the shareholder(s) and the nominee(s) satisfy the requirements specified in our By-Laws. Director nominations submitted under this By-Law provision must be received by our Corporate Secretary between November 9 and December 9, 2021.

***Director Nominees and Other Business Proposals for Consideration at Next Year's Annual Meeting***: Our By-Laws also set forth the procedures that a shareholder must follow to nominate a candidate for election as a director or to propose other business for consideration at shareholder meetings, in each case, not submitted for inclusion in next year's proxy statement (either under proxy access or Rule 14a-8), but instead to be presented directly at shareholder meetings. In each case, director nominations or proposals for other business for consideration at the 2022 Annual Meeting submitted under these By-Law provisions must be received by our Corporate Secretary between November 9 and December 9, 2021.

Our Corporate Secretary's address is: 6601 West Broad Street, Richmond, Virginia 23230. Notice must include the information required by our By-Laws, which are available on our website at www.altria.com or without charge upon written request to our Corporate Secretary.

## 3. What is householding?

Under SEC rules, companies and intermediaries such as brokers, banks and other nominees are permitted to satisfy proxy material delivery requirements by delivering one proxy statement and one annual report, or one notice of internet availability for each shareholder account, as applicable, in one envelope to all shareholders residing at the same address who share the same last name (or the company or intermediary reasonably believes are members of the same family). This method of delivery is known as "householding."

Householding reduces the number of mailings that shareholders receive, saves on printing and postage costs and conserves natural resources. Shareholders who participate in householding continue to receive separate proxy cards, voting instruction forms or notices of Internet availability, as applicable, which will allow each individual to vote independently.

***Registered Shareholders***: If you are a registered shareholder and currently participate in householding and wish to receive a separate copy of this Proxy Statement and our 2020 Form 10-K, or if you would like to opt out of householding for future deliveries of your annual proxy materials, please contact our transfer agent, Computershare Trust Company, N.A., in writing to Computershare, P.O. Box 505005, Louisville, Kentucky 40233-5005, or by calling 1-800-442-0077. If you request a separate copy of this Proxy Statement and the 2020 Form 10-K, they will be mailed within three business days from receipt of your request.

Registered shareholders sharing an address who received multiple copies of the annual proxy materials and who wish to receive a single copy of these materials in the future should contact Computershare using the contact information above.

***Street Name Shareholders***: A street name shareholder who received this Proxy Statement and our 2020 Form 10-K at a shared address may request a separate copy of this Proxy Statement and our 2020 Form 10-K by contacting Broadridge Financial Solutions, Inc. in writing to its Householding Department at 51 Mercedes Way, Edgewood, New York 11717, or by calling 1-866-540-7095. If you would like to opt out of householding for future deliveries of your annual proxy materials, please contact your broker, bank or other nominee.

Street name shareholders sharing an address who received multiple copies of the annual proxy materials and who wish to receive a single copy of these materials in the future should contact their broker, bank or other nominee to make this request.

## 4. Where can I find Altria's Corporate Responsibility Progress Reports, Code of Conduct, Corporate Governance Guidelines, Committee Charters, Director Code of Conduct or other governance documents?

Our Corporate Responsibility Progress Reports are available on our website at www.altria.com/responsibility. The Altria Code of Conduct is available on our website at www.altria.com/codeofconduct. Our Corporate Governance Guidelines, Committee charters, the Director Code and our Articles of Incorporation and By-Laws are available on our website at www.altria.com/governance.

*Information on, or that can be accessed through, our website is not, and shall not be deemed to be, a part of this Proxy Statement or incorporated into any other filings we make with the SEC.*

## 5. How can I obtain a copy of Altria's 2020 Form 10-K and other SEC filings?

Our 2020 Form 10-K was delivered or made available with this Proxy Statement. Additional copies of our 2020 Form 10-K (not including exhibits and documents incorporated by reference) are available in print, free of charge, to shareholders requesting a copy by writing to: Investor Relations, Altria Client Services LLC, 6601 West Broad Street, Richmond, Virginia 23230, or by calling 1-804-484-8222. You may also review our 2020 Form 10-K along with our other SEC filings by visiting the Investors section of our website at https://investor.altria.com/sec-filings.

# Other Business

Management knows of no other business that will be presented to the meeting for a vote. If other matters properly come before the meeting, the persons named as proxies will vote on them in accordance with their best judgment.

**W. Hildebrandt Surgner, Jr.**
Vice President, Corporate Secretary
and Associate General Counsel
**April 8, 2021**
Richmond, Virginia

# Exhibit A – Altria Group, Inc. Non-GAAP Financial Measures

While we report our financial results in accordance with GAAP, our management also reviews certain financial results, including OCI (which is defined as operating income before general corporate expenses and amortization of intangibles), net earnings (losses) attributable to Altria and diluted EPS, on an adjusted basis, which excludes certain income and expense items that management believes are not part of underlying operations. These items may include, for example, loss on early extinguishment of debt, restructuring charges, asset impairment charges, acquisition-related costs, COVID-19 special items, equity investment-related special items (including any changes in fair value of the equity investment and any related warrants and preemptive rights), certain tax items, charges associated with tobacco and health litigation items, and resolutions of certain non-participating manufacturer ("NPM") adjustment disputes under the 1998 Master Settlement Agreement (such dispute resolutions are referred to as "NPM Adjustment Items"). Our management does not view any of these special items to be part of our underlying results as they may be highly variable, may be unusual or infrequent, are difficult to predict and can distort underlying business trends and results. Our management also reviews adjusted discretionary cash flow, which is defined as the change in cash and cash equivalents with certain adjustments as shown in the reconciliation below. Adjusted discretionary cash flow is a measure of our performance and is not a liquidity measure.  Our management believes that adjusted financial measures provide useful additional insight into underlying business trends and results and provide a more meaningful comparison of year-over-year results. Adjusted financial measures are used by management and regularly provided to our chief operating decision maker for planning, forecasting and evaluating business and financial performance, including allocating resources and evaluating results relative to employee compensation targets. These adjusted financial measures are not required by, or calculated in accordance with, GAAP and may not be calculated the same as similarly titled measures used by other companies. These adjusted financial measures should thus be considered as supplemental in nature and not considered in isolation or as a substitute for the related financial information prepared in accordance with GAAP. Reconciliations of historical adjusted financial measures to corresponding GAAP measures are provided below.

## Altria Group, Inc.
### Reconciliation of Adjusted Diluted EPS
### For the Year Ended December 31, 2020 (dollars in millions, except per share data)

| | Earnings before Income Taxes | Provision for Income Taxes | Net Earnings | Net Earnings Attributable to Altria | Diluted EPS |
|---|---|---|---|---|---|
| **2020 Reported** | **$ 6,890** | **$ 2,436** | **$4,454** | **$4,467** | **$ 2.40** |
| ABI-related special items | 763 | 160 | 603 | 603 | 0.32 |
| Tobacco and health litigation items | 83 | 21 | 62 | 62 | 0.03 |
| Asset impairment, exit, implementation and acquisition-related costs | 431 | 89 | 342 | 342 | 0.18 |
| Impairment of JUUL equity securities | 2,600 | — | 2,600 | 2,600 | 1.40 |
| JUUL changes in fair value | (100) | — | (100) | (100) | (0.05) |
| Cronos-related special items | 51 | (2) | 53 | 53 | 0.03 |
| COVID-19 special items | 50 | 13 | 37 | 37 | 0.02 |
| NPM Adjustment Items | 4 | 1 | 3 | 3 | — |
| Tax items | — | (50) | 50 | 50 | 0.03 |
| **2020 Adjusted for Special Items** | **$10,772** | **$2,668** | **$8,104** | **$ 8,117** | **$ 4.36** |
| **Growth in annual adjusted diluted EPS vs. prior year** | | | | | **3.6%** |
| **Adjusted diluted EPS three-year compound annual growth rate** | | | | | **8.6%** |

### Altria Group, Inc.
### Reconciliation of Adjusted Diluted EPS
### For the Year Ended December 31, 2019 (dollars in millions, except per share data)

| | Earnings before Income Taxes | Provision for Income Taxes | Net (Losses) Earnings | Net (Losses) Earnings Attributable to Altria | Diluted EPS |
|---|---|---|---|---|---|
| **2019 Reported** | $ 766 | $2,064 | $(1,298) | $(1,293) | $(0.70) |
| ABI-related special items [1] | (383) | (80) | (303) | (303) | (0.16) |
| Tobacco and health litigation items | 77 | 19 | 58 | 58 | 0.03 |
| Asset impairment, exit, implementation and acquisition-related costs | 331 | 62 | 269 | 269 | 0.15 |
| Impairment of JUUL equity securities | 8,600 | — | 8,600 | 8,600 | 4.60 |
| Cronos-related special items | 928 | 288 | 640 | 640 | 0.34 |
| Tax items | — | 99 | (99) | (99) | (0.05) |
| **2019 Adjusted for Special Items** | **$10,319** | **$ 2,452** | **$ 7,867** | **$ 7,872** | **$ 4.21** |

### Altria Group, Inc.
### Reconciliation of Adjusted Diluted EPS
### For the Year Ended December 31, 2018 (dollars in millions, except per share data)

| | Earnings before Income Taxes | Provision for Income Taxes | Net Earnings | Net Earnings Attributable to Altria | Diluted EPS |
|---|---|---|---|---|---|
| **2018 Reported** | $ 9,341 | $2,374 | $6,967 | $6,963 | $ 3.68 |
| NPM Adjustment Items | (145) | (36) | (109) | (109) | (0.06) |
| Tobacco and health litigation items | 131 | 33 | 98 | 98 | 0.05 |
| ABI-related special items [1] | (16) | (3) | (13) | (13) | — |
| Asset impairment, exit, implementation and acquisition-related costs | 538 | 106 | 432 | 432 | 0.23 |
| Loss on ABI/SABMiller business combination | 33 | 7 | 26 | 26 | 0.01 |
| Tax items | — | (197) | 197 | 197 | 0.11 |
| **2018 Adjusted for Special Items** | **$9,882** | **$2,284** | **$7,598** | **$7,594** | **$ 4.02** |

### Altria Group, Inc.
### Reconciliation of Adjusted Diluted EPS
### For the Year Ended December 31, 2017 (dollars in millions, except per share data)

| | Earnings before Income Taxes | (Benefit) Provision for Income Taxes | Net Earnings | Net Earnings Attributable to Altria | Diluted EPS |
|---|---|---|---|---|---|
| **2017 Reported** | $9,828 | $ (399) | $10,227 | $10,222 | $ 5.31 |
| NPM Adjustment Items | 4 | 2 | 2 | 2 | — |
| Tobacco and health litigation items | 80 | 30 | 50 | 50 | 0.03 |
| ABI-related special items [1] | 191 | 66 | 125 | 125 | 0.06 |
| Asset impairment, exit, implementation and acquisition-related costs | 89 | 34 | 55 | 55 | 0.03 |
| Gain on ABI/SABMiller business combination | (445) | (156) | (289) | (289) | (0.15) |
| Settlement charge for lump sum pension payments | 81 | 32 | 49 | 49 | 0.03 |
| Tax items | — | 3,674 | (3,674) | (3,674) | (1.91) |
| **2017 Adjusted for Special Items** | **$9,828** | **$3,283** | **$ 6,545** | **$ 6,540** | **$3.40** |

[1] Prior period amounts have been recast to conform with current period presentation for certain ABI mark-to-market adjustments that were not previously identified as special items and that are now excluded from Altria's adjusted financial measures.

**Altria Group, Inc.**
**Selected Financial Data by Reporting Segment**
**Reconciliation of Adjusted OCI for Years Ended December 31,** (dollars in millions)

| | Smokeable Products | | | Oral Tobacco Products | | | Wine | | |
|---|---|---|---|---|---|---|---|---|---|
| | **2020** | **2019** | **2018** | **2020** | **2019** | **2018** | **2020** | **2019** | **2018** |
| **Reported OCI (Loss)** | $9,985 | $9,009 | $8,408 | $ 1,718 | $1,580 | $ 1,431 | $(360) | $ (3) | $ 50 |
| NPM Adjustment Items | 4 | — | (145) | — | — | — | — | — | — |
| Asset impairment, exit, implementation and acquisition-related costs | 2 | 92 | 83 | (3) | 26 | 23 | 411 | 76 | 54 |
| Tobacco and health litigation items | 79 | 72 | 103 | — | — | 10 | — | — | — |
| COVID-19 special Items | 41 | — | — | 9 | — | — | — | — | — |
| **Adjusted OCI** | $10,111 | $ 9,173 | $8,449 | $1,724 | $1,606 | $1,464 | $ 51 | $73 | $104 |
| **Change in adjusted OCI 2020 vs. 2019** | $ 938 | | | $ 118 | | | $ (22) | | |
| **% Change in adjusted OCI 2020 vs. 2019** | 10.2% | | | 7.3 % | | | (30.1)% | | |

**Altria Group, Inc.**
**Selected Financial Data**
**Reconciliation of Consolidated Adjusted OCI for Years Ended December 31,** (dollars in millions)

| | Total Altria Group, Inc. | |
|---|---|---|
| | **2020** | **2019** |
| **Reported OCI** | $ 11,171 | $10,570 |
| NPM Adjustment Items | 4 | — |
| Asset impairment, exit, implementation and acquisition-related costs | 410 | 198 |
| Tobacco and health litigation items | 79 | 72 |
| COVID-19 special Items | 50 | — |
| **Adjusted OCI** | $11,714 | $10,840 |
| **Change in adjusted OCI 2020 vs. 2019** | $ 874 | |
| **% Change in adjusted OCI 2020 vs. 2019** | 8.1% | |

**Altria Group, Inc.**
**Reconciliation of Adjusted Discretionary Cash Flow**
**For the Year Ended December 31, 2020** (dollars in millions)

| | |
|---|---|
| **Increase in cash, cash equivalents and restricted cash** | **$2,846** |
| Dividends paid on common stock | 6,290 |
| Acquisition-related costs | 92 |
| Long-term debt repaid | 1,000 |
| Long-term debt issued | (1,993) |
| Other [1] | (11) |
| **Adjusted discretionary cash flow** | **$ 8,224** |

[1] Tax benefit of Ste. Michelle Wine Estates Ltd. strategic reset offset by tobacco and health litigation payments, net of tax.

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## 2020 Awards & Recognition



### Points of Light

Points of Light named Altria the Consumer Staples Sector Leader in The Civic 50, an annual survey of the nation's most community-engaged companies.



### Human Rights Campaign Foundation

Altria has earned a perfect 100% rating for the fourth year in a row as one of the best places to work for LGBTQ equality in the Human Rights Campaign Foundation's 2020 Corporate Equality Index.



### National Business Inclusion Consortium

The National LGBT Chamber of Congress, along with its partners in the National Business Inclusion Consortium, designated Altria a Best of the Best Corporation for Diversity and Inclusion across all communities.



### VIQTORY Military Friendly® Employer

Altria was recognized by VIQTORY as a 2021 Military Friendly® Employer. This list sets the standard for organizations to provide the best opportunities for veterans.



### CPA-Zicklin Index

The CPA-Zicklin Index ranked Altria fourth among the S&P 500 in terms of the voluntary disclosures of its political activities, designating Altria as a "trendsetter" for the fifth consecutive year.



### CDP Global

Altria received a double 'A' rating for tackling climate change and protecting water security.



### Great Place to Work

Altria earned a national recognition as a Great Place to Work-Certified™ company.